SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70
NIRE 29300006939

A Publicly-Held Company

MANAGEMENT PROPOSAL
FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.
TO BE HELD ON APRIL 19, 2022

Dear Shareholders,

The Management of Braskem S.A. ("Company" or "Braskem"") hereby submits a proposal ("Proposal") in relation to the matters contained in the agenda of Braskem's Annual and Extraordinary General Meeting, to be held on April 19, 2022, at 03:00 p.m., in an exclusively digital manner, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of Brazilian Securities Commission ("CVM") Ruling No. 481, of December 17, 2009 ("CVM Ruling 481"), through digital platform Webex ("Digital Platform" and "Meeting", respectively).

I. At the Annual General Meeting:

1. To examine, discuss and vote on the Company's Financial Statements containing the Explanatory Notes, accompanied by the Independent Auditors' Report and Opinion, the Fiscal Council's Opinion and the Compliance and Audit Committee's Report, pertaining to the fiscal year ended on December 31, 2021

The financial statements related to the fiscal year ended on December 31, 2021 were approved by the Company's Board of Directors at a meeting held on March 16, 2022, pursuant to article 26, item "V", of its Bylaws, and obtained a favorable opinion from the Fiscal Council at a meeting held on March 16, 2022. The Company's Management submits to the appraisal of the Shareholders the Company's Financial Statements related to the fiscal year ended on December 31, 2021, pursuant to CVM Ruling 481, containing the explanatory notes, pertaining to the fiscal year ended on December 31, 2021, together with the Independent Auditors' Report and Opinion, the Fiscal Council's Opinion and the Company's Compliance and Audit Committee's Report.

The announcement set forth in the main section and paragraph 1 of article 133 of Law 6,404, of December 15, 1976, as amended ("Corporations Law"), shall be published in newspaper "Correio da Bahia", pursuant to article 124 of the Corporations Law and on the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/).

Additionally, pursuant to article 133 of Corporations Law, article 9 of CVM Ruling 481, and article 25, paragraph 1, of CVM Ruling 480, of June 7, 2009, ("CVM Ruling 480"), the Shareholders are provided with the following documents for appraisal:

(i) Financial Statements and explanatory notes for the fiscal year ended on December 31, 2021;

(ii) Form of Standard Financial Statements - DFP;

(iii) Independent Auditors' Report and Opinion;

(iv) Fiscal Council's Report;

(v) Compliance and Audit Committee's Report;

(vi) Statement by the Officers that they have reviewed, discussed and agreed on the opinions expressed in the Independent Auditors' Report;

(vii) Statement by the Officers that they have reviewed, discussed and agreed on the Financial Statements; and

(viii) Comments by the Company's managers, pursuant to item 10 of the Reference Form.

The aforementioned documents, as well as the minutes of the meetings of the Board of Directors and of the Fiscal Council that resolved on these documents, as applicable, are also available for consultation by the Shareholders at the Company's offices, located in the State of São Paulo, City of São Paulo, at Rua Lemos Monteiro, 120, 24º andar, Butantã, CEP 05501-050, at its website (www.braskem-ri.com.br) and at the websites of CVM (www.cvm.gov.br) and of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

The document mentioned in item (viii) is attached to this Proposal as Exhibit I.

2. To examine, discuss and vote on the Management's Report and respective Managers' Accounts pertaining to the fiscal year ended on December 31, 2021

As approved by the Company's Board of Directors at a meeting held on March 16, 2022, pursuant to article 26, item "V" of its Bylaws, the Company's Management submits to the Shareholders' appraisal the Management Report on the corporate businesses and the main administrative facts of the fiscal year ended on December 31, 2021 and the respective Managers' Accounts pertaining to the fiscal year ended on December 31, 2021, which were provided to the Shareholders pursuant to article 133 of the Corporations Law, article 9 of CVM Ruling 481 and Article 25, paragraph 1, of CVM Ruling 480 and filed with the CVM on March 18, 2022, and shall be published in newspaper "Correio da Bahia", as set forth in article 124

of the Corporations Law and on the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/).

3. To resolve upon the Management Proposal for the Capital Budget for the 2022 fiscal year

The Management of the Company proposes that the shareholders resolve on the capital budget for the fiscal year of 2022 for the period of one (1) year, pursuant to article 196 of the Corporations Law and article 25, paragraph 1, item IV, of CVM Ruling 480, as per Exhibit II to this Proposal.

The overall amount of the Company's budget for the year 2022 is R$ 5,653,912 thousand and will be sourced from (i) retention of a portion of the profits for fiscal year 2021 proposed for approval by the Assembly, in the amount of R$ 643,619 thousand; (ii) the Company's current cash position and future cash generation; and (iii) funding from third parties.

For the amount of profits that are proposed to be retained, based on the capital budget, in the amount of R$ 643,619 thousand, the following applications are foreseen: (i) R$ 543,619 thousand to finance part of the operational and strategic corporate investments planned for 2022; and (ii) R$ 100,000 thousand for ballast to maintain treasury shares in order to comply with the obligations of the Long Term Incentive Plan ("LTIP"), as well as to enable eventual buyback programs to be conducted by the Company.

4. To examine, discuss and vote on the Management Proposal for the allocation of the net profits of the fiscal year ended on December 31, 2021

The Company's Management proposes the recording of the calculation of profits in the fiscal year ended on December 31, 2021, at the amount of thirteen billion, nine hundred and eighty-four million, nine hundred and forty-five thousand, six hundred and five Reais and sixty-four centavos (BRL 13,984,945,605.64), contained in the Income Statement for the Year, pertaining to the fiscal year ended on December 31, 2021, which shall be partially used to absorb losses accrued in the previous years, under article 189 of the Brazilian Corporation Law, in the amount of R$ 4,529,547,142.73 (four billion, five hundred and twenty-nine million, five hundred and forty-seven thousand, one hundred and forty-two Reais and seventy-three cents), and considering the adjustments of equity valuation and dividends prescribed, in the amount of R$ 28,536. 864.71 (twenty-eight million, five hundred and thirty-six thousand, eight hundred and sixty-four Reais and seventy-one cents), included in the Statement of Changes in Shareholders' Equity, results in a net profit liable for destination by the General Assembly in the amount of R$ 9,483,935,327.62 (nine billion, four hundred and eighty-three million, nine hundred and thirty-five thousand, three hundred and twenty-seven Reais and sixty-two cents).

The Management of the Company proposes to the shareholders that the distributable net income from the fiscal year ending December 31, 2021, be allocated pursuant to the terms of Exhibit III to this Proposal, which contains the information stated in Exhibit 9-1-II of CVM Ruling 481,.

5. To resolve on the election of members of the Company's Board of Directors and their alternates

The Management of the Company proposes that the Shareholders resolve on the election of eleven (11) full members and alternates for its Board of Directors for a unified term of office of two (2) years, which will be effective until the date of the Annual General Meeting which shall resolve on the financial statements of the Company for the fiscal year to end on December 31, 2023, as set forth in articles 18 and 20 of the Company's Bylaws.

The Management submits to the Shareholders the election of the following ticket, nominated by shareholders Novonor S.A. – under judicial reorganization (formerly called Odebrecht S.A.) and NSP Investimentos S.A. – under judicial reorganization (formerly called OSP Investimentos S.A.) ("Novonor") and by Petróleo Brasileiro S.A. – Petrobras ("Petrobras"):

FULL MEMBERS	ALTERNATES
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	ANDRÉ AMARO DA SILVEIRA
EDUARDO BACELLAR LEAL FERREIRA	RODRIGO TIRADENTES MONTECHIARI
JOSÉ LUIS BRINGEL VIDAL	DANIEL PEREIRA DE ALBUQUERQUE ENNES
GESNER JOSÉ DE OLIVEIRA FILHO	-
JOÃO PINHEIRO NOGUEIRA BATISTA	-
ROBERTO LOPES PONTES SIMÕES	-
JULIANA SÁ VIEIRA BAIARDI	LAURA MANIERO GADELHO
HECTOR NUÑEZ	GUILHERME SIMÕES DE ABREU
ROBERTO FALDINI	-
CHARLES LENZI	MARCOS ANTÔNIO ZACARIAS
MARCELO KLUJSZA	LINEU FACHIN LEONARDO

The alternate member candidates listed above are attached to the respective full members.

The information on the professional experience of the candidates nominated to form the ticket is available in Exhibit IV hereto, pursuant to article 10, item I, of CVM Ruling 481 (items 12.5 to 12.10 of the Reference Form).

Procedure to elect members of the Company's Board of Directors:

A. Separate election

Firstly, If the requirements below are met, the Company will conduct a separate election of the full members of the Board of Directors and their respective alternate.

Such voting will only take place upon request: (i) from Shareholders holding common shares representing at least fifteen percent (15%) of the Company's voting shares, pursuant to article 141, paragraph 4, item I, of the Corporations Law, which scenario is not possible, considering the number of outstanding common shares issued by the Company (thus disregarding the shares bound to the Company's Shareholders' Agreement); or (ii) by shareholders holding preferred shares that represent, at least, ten percent (10%) of the total capital stock of the Company, pursuant to article 141, paragraph 4, item II, of the Corporations Law. If the quorums set forth in items (i) and (ii) are not achieved, the separate voting for the election of one (1) full member and respective alternate may be required by holders of common shares and preferred shares jointly representing, at least, ten percent (10%) of the total capital of the Company, pursuant to article 141, paragraph 5, of the Corporations Law.

The Shareholders may only take part in the separate voting process for shares held uninterruptedly for at least three (3) months immediately prior to the date when the Meeting is held. This proof of uninterrupted ownership of the shares, issued by the entity with authority, shall be sent directly to the Company, through e-mail braskem-ri@braskem.com, **by April 17, 2022**.

B. Majority election

If the separate election is not required or is required without meeting the requirements imposed in article 141, paragraphs 4 and 5 of the Corporations Law, the Company will conduct the majority election of the members of its Board of Directors, pursuant to article 129 of the Corporations Law. The slate voting system will be adopted, and the votes will be cast on a list of candidates previously determined, so that, in the end, all members appointed by Novonor and by Petrobras, which own the majority of the voting shares, will be elected.

If separate voting takes place, one (1) of the eleven (11) vacant positions of the Board of Directors will be held by the director elected by separate vote. Ten (10) vacant positions will be occupied by the members appointed to form the ticket, subject to the provisions of the Shareholders' Agreement filed at the Company's headquarters.

The number of shares held by the Shareholders with voting rights that choose to vote separately, if applicable, will be excluded from the calculation of the number of voting shares for the purposes of the majority election.

C. Multiple Vote

As an alternative form of voting to the majority election, which should also occur after the separate election, if applicable, the Corporations Law contemplated the possibility of adopting a multiple vote.

It should be clarified, however, that the adoption of such a form of voting system is not a possible scenario for the Company, considering that the outstanding common shares issued

by the Company represent less than five percent (5%) of the voting capital stock of the Company (article 141 of the Corporations Law and CVM Ruling 165, of December 11, 1991).

6. To resolve on the election of the Chairman and Vice Chairman of the Company's Board of Directors, pursuant to article 19 of the Company's Bylaws

The Management of the Company submits to the Shareholders, pursuant to article 19 of the Company's Bylaws, the election of Mr. José Mauro Mettrau Carneiro da Cunha, nominated by the shareholder Novonor, for the position of Chairman of the Board of Directors and Eduardo Bacellar Leal Ferreira nominated by the shareholder Petrobras, for the position of Vice President of the Company's Board of Directors.

7. To resolve on the election of members of the Company's Fiscal Council and respective alternates

The Company's Management proposes to resolve on the election of up to five (5) full members and their respective alternates to the Company's Fiscal Council, for a term of office that shall last until the date of the next Annual General Meeting of the Company concerning the financial year to end on December 31, 2022, pursuant to articles 42 and 43 of its Bylaws.

The Management submits to the Shareholders the election of the following ticket, nominated by shareholders Novonor and Petrobras:

FULL MEMBERS	ALTERNATES
CARLOS HENRIQUE VIEIRA CANDIDO DA SILVA	CRISTIANO GADELHA VIDAL CAMPELO
GILBERTO BRAGA	TATIANA MACEDO COSTA REGO TOURINHO
ISMAEL CAMPOS DE ABREU	IVAN SILVA DUARTE
MARCILIO JOSE RIBEIRO JUNIOR	ALEXIS KNEIP WARD

The alternate member candidates listed above are attached to the respective full members.

The information on the professional experience of the candidates nominated to form the ticket is available in Exhibit IV, pursuant to article 10, item I, of CVM Ruling 481 (items 12.5 to 12.10 of the Reference Form).

8. To resolve on the annual and global compensation of the managers and members of the Company's Fiscal Council pertaining to the fiscal year to be ended on December 31, 2022

The total amount proposed for the 2022 fiscal year, pertaining to the annual and global compensation of the Managers, is eighty-four million, three hundred and ninety-six thousand,

six hundred reais and thirty-one cents Reais (BRL 84,396,600.31), including the fixed and variable fees, as well as the applicable benefits, net of social charges for which the employer is responsible, pursuant to the opinion of CVM's Full Bench in Proceedings 19957.007457/2018-10, reflected in the instructions in Circular Letter/Annual-2022-CVM/SEP. Moreover, the Management proposes for the 2022 fiscal year the amount of one million, one hundred and fifteen thousand, one hundred Reais (BRL 1,115,100.00) concerning the compensation to the Fiscal Council's members, in compliance with the provisions of article 162, Paragraph 3, of the Corporations Law, thus totaling a global annual compensation to the Managers and the Fiscal Council of eighty-five million, five hundred and eleven thousand, seven hundred reais and thirty-one cents Reais (BRL 85,511,700.31).

Pursuant to article 12 of CVM Ruling 481, this Proposal contains thorough information referring to the setting of the compensation for the Managers and the Fiscal Council, pursuant to its Exhibits V and VI.

II. At the Extraordinary General Meeting:

9. To resolve on the rerratification of the annual and global compensation of the Company's managers for the fiscal year ending December 31, 2021

At the Company's Annual and Extraordinary Shareholders' Meeting, held on April 13, 2021 ("2021 AGM"), the total amount of the annual and overall compensation of the Managers for the fiscal year 2021 was approved at seventy-two million, four hundred seventy-eight thousand, eight hundred eighty-three reais and ninety-six cents (BRL 72,478,883.96). This amount includes fixed and variable fees, as well as applicable benefits, net of social charges borne by the employer, as understood by the CVM Collegiate in Case No. 19957.007457/2018-10.

As described in item 13.1 (g) of the Reference Form in Annex VI of this Proposal, as of fiscal year 2021, a reduced number of Members will be entitled to a "Retention Bonus" aimed at retaining key persons for the Company and which was approved by the Board of Directors after the approval by the 2021 AGM of the annual compensation proposal for fiscal year 2021. A portion of this "Retention Bonus", entitlement to which is subject to certain conditions and requirements, was paid and recognized in fiscal year 2021.

Additionally, as clarified in the management proposal for the 2021 AGM, the Management compensation comprises a fixed portion and a variable portion to which only the Executive Board is entitled. The variable portion is subject to factors that are not known at the time of submission of the proposal to the Shareholders' Meeting, such as, for example, the Company's operating and economic performance in the respective year and the variation in the price of its shares. For this reason, the amount of variable compensation for the year is estimated reasonably and based on certain assumptions, arriving at the amount proposed for approval by the shareholders.

As a result, the annual and global compensation effectively attributed to the Managers for the 2021 fiscal year was seventy-four million, five hundred and nine thousand, eight hundred and fifty-six reais and three cents (BRL 74,509,856.03), thus exceeding the amount approved at the 2021 AGM.

Therefore, the Company's Management proposes the rerratification of the annual and overall compensation of the Managers for the fiscal year 2021 to R$ 74,509,856.03 (seventy-four million, five hundred nine thousand, eight hundred fifty-six reais and three cents), with the increase of two million, thirty thousand, nine hundred and seventy-two reais and seven cents (BRL 2,030. 972.07) referring to the portion of the Retention Bonus mentioned above and the effective amount of the short-term variable compensation of the Executive Board, given the reasons described in the preceding paragraphs, and which corresponds to an increase of only 2.80% in relation to the annual and overall compensation of the Directors approved at the 2021 AGM.

Other information regarding the total compensation and variable compensation attributed to the Managers in 2021 can be found in items 13.2 and 13.3 of the Company's Reference Form, according to Exhibit VI to this Proposal.

We clarify that the rerratification proposal was examined by the Personnel and Organization Committee of the Board of Directors and by the Board of Directors itself prior to submission for approval by the General Meeting.

Pursuant to article 12 of IN CVM 481, the information regarding the Managers' compensation for fiscal year 2021 and the compensation proposal for fiscal year 2022 are detailed in Exhibits V and VI of this Proposal.

10. Amendment to article 4, main section, of the Company's Bylaws due to the voluntary conversion of the Company's class "B" preferred shares, exercised by a shareholder

The Company's management proposes that the shareholders resolve upon the amendment to article 4 of the Company's Bylaws, as a result of the voluntary conversion of class "B" preferred shares exercised by a shareholder pursuant to article 6, paragraph 3, of the Company's Bylaws, to reflect its updated capital stock, which went **from** BRL 8,043,222,080.50, divided into 797,218,554 shares, of which 451,668,652 were common shares, 345,049,672 were class "A" preferred shares, and 500,230 were class "B" preferred shares, **to** BRL 8,043,222,080.50, divided into 797,207,834 shares, of which 451,668,652 are common shares, 345,060,392 are class "A" preferred shares and 478,790 are class "B" preferred shares.

The origin and justification of each proposed amendment, as well as the annotated version of the provisions of the Company's Bylaws, with the proposed amendments, under article 11,

item II, of CVM Ruling 481, are detailed in the comparative table contained in Exhibit VII hereto. In addition, a copy of the Bylaws containing the highlighted amendments, in accordance with article 11, item I of CVM Ruling 481, can be found in Exhibit VIII hereto.

11. To resolve on the restatement of the Company's Bylaws due to the amendment of article 4 of the Bylaws, previously decided

The Company's Management proposes to the Shareholders the resolution regarding the restatement of the Company's Bylaws due to the amendment of article 4 of the Bylaws, previously decided, pursuant to Exhibit IX hereto.

III. Shareholders' Participation:

As permitted by the Corporations Law and by CVM Ruling 481, the Meeting shall be held exclusively through digital means, reason why the Shareholders' participation may only occur:

(a) via remote voting bulletin ("Bulletin"), and the detailed instructions regarding the documentation required for remote voting are contained in the Bulletin, which can be accessed through the websites of the Company (www.braskem-ri.com.br), of the CVM (www.cvm.gov.br) and of B3 (www.b3.com.br); and

(b) via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 21-C, paragraphs 2 and 3 of CVM Ruling 481, in which case the Shareholders may: (i) simply take part in the Meeting, whether the Shareholders have sent in the Bulletin or not; or (ii) participate and vote at the Meeting, observing that, with regard to the Shareholder that has already sent in the Bulletin and that, if it so wishes, votes at the Meeting, all voting instructions received through the Bulletin shall be disregarded.

Since the Meeting shall be held exclusively through digital means, we note that the Shareholders that vote or participate in the Meeting through any of the means set forth herein (Bulletin or Digital Platform), and wish to request and/or vote at a separate election to the Company's Board of Directors, must send a statement of uninterrupted shareholding position under article 141, paragraph 6, of the Corporations Law directly to the Company, to e-mail braskem-ri@braskem.com.

Documents necessary to access the Digital Platform:

The Shareholders that wish to participate in the Meeting must send an e-mail to braskem-ri@braskem.com, with acknowledgment of receipt, at least 2 days in advance of the date scheduled for the Meeting, that is, **by April 17, 2022**, with the following documents, be they Brazilian or foreign Shareholders:

(i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least eight (8) days prior to the Meeting;

(ii) if the Shareholder is a legal entity, articles of incorporation, bylaws or articles of association, minutes of the election of the Board of Directors (if any) and minutes of the election of the Executive Board that prove the representation powers;

(iii) if the Shareholder is an investment fund, the fund rules with the information referred to above, pertaining to its administrator or manager;

(iv) additionally, in case the Shareholder (individual, legal entity or investment fund) is represented by an attorney-in-fact, the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Corporations Law; and

(v) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the entity with authority.

Pursuant to article 5, paragraph 3, of CVM Ruling 481, access to the Digital Platform shall be forbidden to Shareholders that do not submit the necessary participation documents within the deadline set forth herein.

If the Shareholder wishes to request a separate election to the Board of Directors, it shall also submit, with the advance referred to above, the statement of uninterrupted shareholding position, under article 141, paragraph 6, of the Corporations Law.

The Company explains that it shall waive the sending of the physical counterparts of the Shareholders' representation documents to the Company's offices, as well as the authenticity certification of the grantor's signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder's representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company's e-mail stated above.

The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

The Company shall send the individual invitations to access the Digital Platform and the respective instructions to access the Digital Platform to the Shareholders that have submitted their requests within the deadline and under the conditions above. The Shareholder that participates through the Digital Platform shall be deemed present at the Meeting and may exercise its voting rights and sign the respective Meeting Minutes, pursuant to article 21-V, paragraph 1, of CVM Ruling 481.

If the Shareholder that has properly requested to participate does not receive from the Company the e-mail with the instructions for access and participation in the Meeting at least 24 hours in advance of its holding (that is, by 03:00 p.m. of April 18, 2022), it shall get in touch with the Company through phone number +55 (11) 3576-9531 – in any event, before 12:00 p.m. (noon) of April 19, 2022, so that its respective access instructions are resent (or provided over the phone).

The Company shall provide technical support in case the Shareholders have any problems participating in the Meeting. However, the Company takes no responsibility for any operational or connection issues the Shareholder may face, nor for any other possible matters not related to the Company, which may hinder or prevent the Shareholder from participating in and voting at the Meeting.

The Company also recommends that the Shareholders become familiar with the use thereof beforehand, as well as that they ensure the compatibility of their electronic devices with the use of the platform (by video and audio).

Additionally, the Company asks the Shareholders to, on the day of the Meeting, access the Digital Platform at least 15 minutes before the time scheduled for the Meeting to start, to enable access validation and participation of all Shareholders using it.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

* * *

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70
NIRE 29300006939

EXHIBIT I
MANAGEMENT PROPOSAL
FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.
TO BE HELD ON APRIL 19, 2022

Comments by the Company's managers, pursuant to item 10 of the Reference Form

10.1 - General Financial And Equity Conditions
Introduction

The financial information in this item 10 refers to — and shall be read together with the restated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, and their respective explanatory notes. The information in this item 10, except when otherwise indicated, is expressed in Brazilian currency (in BRL thousands).

The restated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019 were prepared in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards, or IRFS.

The comments from the Company's officers' are an opinion on the impacts or effects of the data presented in the financial statements regarding the Company's financial standing and aim to providing investors with information that will help them to compare the financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, as well as to understand the changes in the main lines of such financial statements between the analyzed periods and the main factors that explain the variations. The Company's Management cannot guarantee that the financial standing and the results achieved in the past will be reproduced in the future.

Information in this item shall be read and analyzed together with the information in the complete financial statements and their respective explanatory notes, available on the Company's website (www.braskem-ri.com.br) and on CVM's website (www.cvm.com.br).

The terms "HA" and "VA" in the columns of certain tables in item 10 in general mean "Horizontal Analysis" and "Vertical Analysis", respectively.

(a) Officers' comments on the general financial and equity conditions

The officers understand that the Company presents financial and equity conditions that are compatible with its area of operation and are enough to implement its strategic goal of meeting the needs of its

Clients in the value chain of the chemical, petrochemical and plastic industry in Brazil and in the world, generating value for its shareholders.

As of December 31, 2021, the Company recorded net profit (loss) for the period attributable to shareholders[1] in the amount of BRL 13,984.9 million, representing BRL 17.57 per common share and class A preferred share, and BRL 0.58 per class B preferred share. As of December 31, 2020 and December 31, 2019, the Company recorded net loss for the period attributable to shareholders[1] in the amount of BRL 6,691.7 million and BRL 2,797.6 million, respectively, mostly due to the provisions regarding the geological event of Alagoas.

Regarding the equity conditions of the Company, as of December 31, 2021, the total net equity attributable to the Company's shareholders[1] was of BRL 7,865.8 million positive, compared to BRL 2,202.3 million negative as of December 31, 2020, and BRL 4,885.3 million as of December 31, 2019. For further information, see item 10.1 (h) of this Reference Form.

For the fiscal year ended December 31, 2021, the Company presented net profit (loss) for the period attributable to the shareholders[1] of 177.8% of the total net equity attributable to the Company's shareholders[1]. In the fiscal year ended December 31, 2020, the Company had losses of 303.9% of the net equity, in comparison with a negative return of 57.3%, referring to the fiscal year ended 2019.

The Company's liquidity indicators of the last three fiscal years are presented in the table below:

	Fiscal year ended on December 31		
	2021	2020	2019
Current Liquidity (x)[1]	1.56	1.20	1.44
General Liquidity (x)[2]	1.07	0.96	1.06

(1) Current Liquidity = Current Assets / Current Liabilities.
(2) General Liquidity = (Current Assets + Non-Current Assets) / (Current Liabilities + Non-Current Liabilities).

(b) Officers' comments on the capital structure

The officers indicate, in the table below, the Company's capital structure evolution in relation to the last three fiscal years:

Capital Structure	12/31/2021		12/31/2020		12/31/2019	
	Millions of BRL	%	Millions of BRL	%	Millions of BRL	%
Net equity	6,203	7%	(3,867)	-4%	3,945	6%
Third-Party Capital	86,415	93%	89,950	104%	64,184	94%

The third-party capital is mainly formed as follows:

Third-Party Capital	12/31/2021		12/31/2020		12/31/2019	
	Millions of BRL	%	Millions of BRL	%	Millions of BRL	%
Total Financing and Debentures	**35,094**	**41**	**41,968**	**47**	**29,292**	**46**

[1] It does not take into account the interest of non-controlling shareholders in controlled companies.

Stock Market	30,143	35	34,769	39	24,490	38
National Government Officials	465	1	551	1	407	1
Foreign Public Officials	4,486	5	5,182	6	3,030	5
Structured Operations	-	0	1,063	1	958	1
Working Capital	-	0	403	0	407	1
Transactions with derivatives	**619**	**1**	**1,151**	**1**	**219**	**0**
Braskem Idesa Financing	**12,312**	**14**	**12,059**	**13**	**9,982**	**16**
Leniency Agreement	**1,123**	**1**	**1,474**	**2**	**1,742**	**3**
Vendors	**12,219**	**14**	**9,954**	**11**	**9,121**	**14**
Loan from non-controlling shareholder at Braskem Idesa	**3,647**	**4**	**3,222**	**4**	**2,396**	**4**
Provision for expenses with Alagoas	**7,661**	**9**	**9,176**	**10**	**3,383**	**5**
Others	**13,740**	**16**	**10,946**	**12**	**8,049**	**13**
Total	86,415	100	89,950	100	64,184	100

The Company seeks to diversify its sources of funds by using the stock market, government officials, through working capital and other structured operations. The Company's financial strategy remains focused on raising funds on the stock market, keeping back credit lines available for working capital operations.

(c) Officers' comments on the ability to pay financial commitments undertaken

The Company's officers believe that the levels of financial leverage and liquidity are proper for the Company to fulfill its present and future obligations and to enjoy commercial opportunities as they appear, although the Company's officers cannot guarantee that this situation will remain the same.

The Company assumed commitments (raising funds from third parties) without considering third-party fund raising carried out by controlled company Braskem Idesa in the fiscal year ended December 31, 2021, in the total amount of BRL 16 million, compared to BRL 13,049 million raised in the fiscal year ended December 31, 2020, and BRL 20,586 million raised in the fiscal year ended December 31, 2019. The strategy of assuming commitments aim at lengthening the indebtedness profile; however, in the fiscal year ended December 31, 2021, the Company did not use new debt fundings. Considering the funds from third parties taken by the controlled company Braskem Idesa, the total amount of funds raised is of BRL 7,591 million in the fiscal year ended December 31, 2021, with BRL 7,575 million being raised by Braskem Idesa over the period, BRL 13,049 million in the fiscal year ended December 31, 2020, and BRL 24,084 million in the fiscal year ended December 31, 2019.

In all three fiscal years, the Company tried to keep its level of liquidity high, reflecting its payment ability via operational cash generation and the maintenance of international revolving credit facility, thus ensuring the coverage of its financial obligations in 72 months on December 31, 2021.

The Company's ability to pay, however, may be affected by several risk factors. In short, it is possible to say that the Company's main cash needs comprise: (i) working capital needs; (ii) payment of debt service; (iii) capital investments related to investments in operations, modernization and strategic investments; (iv) payment of taxes; and (v) payment of dividends pertaining to the shares. In order to meet these cash needs, the Company has been traditionally relying on the cash flow derived from its

operating activities, with short and long-term loans and issuing bonds in the national and international stock markets.

In the fiscal year ended December 31, 2021, the Company had the following ratings given by rating agencies Standard & Poor's, Fitch Ratings and Moody's. Additionally, the Company had a credit risk that exceeded the sovereign risk by the three major risk credit rating agencies (S&P, Fitch and Moody's).

Agency/Year	Year Ended on December 31,		
	2021	2020	2019
Fitch Ratings	BBB- Stable	BB+ Stable	BBB- Negative
Standard & Poor's	BBB- Stable	BB+ Stable	BBB- Negative
Moody's	Ba1 Stable	Ba1 Negative	Ba1 Stable

In September 2021, the rating agency S&P Global Agency upgraded the Company's risk level over a global scale to BBB-, with a stable outlook. The agency emphasized the rating elevation to the investment grade reflects the considerable improvement of profitability indicators and cash generation, the Company's commitment to leverage and the agency's expectation that Braskem will continue to benefit from the high petrochemical spreads in the next quarters.

In December 2021, the rating agency Fitch Ratings upgraded the Company's risk level over a global scale from BB+ to BBB-, with a stable outlook. With such upgrade provided by Fitch, the Company is now considered an investment grade company.

(d) Sources of funds for working capital and capital expenditures used

The Company used as sources of funds for financing of working capital and capital expenditures, in addition to the commitments (raising funds from third parties) mentioned in the previous item, the generation itself of operational cash, which was BRL 14,786.5 million in the fiscal year ended on December 31, 2021, in comparison with BRL 6,293.0 million in the fiscal year ended on December 31, 2020 and BRL 2,265.3 million in the fiscal year ended on December 31, 2019.

- Loans and financing for the working capital: in the last three fiscal years, the Company raised funds with export credit operations, in the ACCs (Advances on Exchange Contracts) and PPEs (Export Pre-Payment) types, and true sale/assignment of receivable operations.

- Financing of current investment and other strategic projects: in the last three fiscal years, direct and indirect funds were used, as well as credits insurances, of Brazilian and foreign governmental bodies, such as: Banco Nacional de Desenvolvimento Econômico e Social, Banco do Nordeste do Brasil, FINEP, Fundo de Desenvolvimento do Nordeste, NEXI (Japanese credit agency), SACE (Italian credit agency) and Euler-Hermes (German credit agency).

(e) Sources of funds for working capital and capital expenditures that it intends to use as a means of covering liquidity shortfalls

The officers believe they can cover occasional liquidity shortfalls of the Company with a combination of: (i) finds from the Company's operations in general; (ii) funds from financing projects, including new actions to raise money and refinancing the already-existing debt; and (iii) funds derived from the reduction of the operational cycle and consequent reduction of the need for working capital funds.

(f) Indebtedness levels and the characteristics of such debts

The Company's indebtedness profile may be summarized by the tables below, separated between Braskem's indebtedness profile without considering Braskem Idesa's debt and Braskem Idesa's indebtedness profile.

Braskem, former Braskem Idesa (millions of BRL)	12/31/2021	12/31/2020	12/31/2019
Short-Term Debts	1,403	1,373	822
Long-Term Debts	33,692	40,595	28,470
Debts in Reais	2%	4%	6%
Debts subject to dollar exchange variation	98%	96%	94%
Debts subject to other currencies exchange variation	0%	0%	0%
Unsecured Debts	100%	100%	100%
Asset-Backed Debts	0%	0%	0%
Debts covered by other types of guarantees	0%	0%	0%

Braskem Idesa (millions of BRL)	12/31/2021	12/31/2020	12/31/2019
Short-Term Debts	87	7,660	744
Long-Term Debts	12,225	4,399	9,237
Debts in Reais	0%	0%	0%
Debts subject to dollar exchange variation	100%	100%	100%
Debts subject to other currencies exchange variation	0%	0%	0%
Unsecured Debts	0%	0%	0%
Asset-Backed Debts	100%	100%	100%
Debts covered by other types of guarantees	0%	0%	0%

Braskem's agenda for debt repayment may be summarized by the chart below, separated between Braskem's schedule without considering Braskem Idesa's debt and Braskem Idesa's schedule:

Braskem, former Braskem Idesa	2022	2023	2024	2025	2026	2027-2028	2029 onwards	TOTAL
	(Millions of BRL)							
Brazilian Currency (1)	118	112	111	77	51	95	99	663
Foreign Currency (1)	1,384	1,235	3,982	653	625	7,617	19,530	35,026
Total	1,502	1,347	4,982	730	676	7,712	19,629	35,689
(1) Does not consider transaction costs								

Braskem Idesa	2022	2023	2024	2025	2026	2027-2028	2029 onwards	TOTAL
	(Millions of BRL)							

Brazilian Currency (1)	-	-	-	-	-	-	-	-
Foreign Currency (1)	146	126	126	126	464	-	11,801	12,789
Total	146	126	126	126	464	-	11,801	12,789
(1) Does not consider transaction costs								

i. Material loan and financing agreements

The Company's Officers describe below: (i) the main conditions, guarantees and restrictive clauses connected to the loan and financing agreements they classify as material; (ii) other long-term relationships with financial institutions; (iii) debt subordination levels; and (iv) possible restrictions imposed upon the issuer.

BRASKEM

Fixed-rate Bonds

Date of Issue/ Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest			Repayment of Principal	Outstanding Balance Principal Amount and Interest on 12/31/2021	
				Index	Spread (% p.a.)	Payment		Amount (Million USD)	Amount Millions of BRL
Jul/11	USD	750	Jul/41	Pre	7.13%	Biannually	Final	591	3,297
Feb/14	USD	750	Feb/24	Pre	6.45%	Biannually	Final	612	3,418
Oct/17	USD	500	Jan/23	Pre	3.50%	Biannually	Final	106	594
Oct/17	USD	1,250	Jan/28	Pre	4.50%	Biannually	Final	1,200	6,695
Nov/19	USD	1,500	Jan/30	Pre	4.50%	Biannually	Final	1,528	8,528
Nov/19	USD	750	Jan/50	Pre	5.88%	Biannually	Final	768	4,288
Jul/20	USD	600	Jan/81	Pre	8.50%	Biannually	Final	628	3,503

Financing for investments

Date of Issue/ Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest		Repayment of Principal		Outstanding Balance Principal Amount and Interest on 12/31/2021	
				Index	Spread (% p.a.)	Payment		Amount (Million USD)	Amount (BRL million)
Jul/18 (1)	USD	225 (2)	Dec/28	LIBOR	0.65%	Biannually	Twice a year (3)	170	948

(1) Financing with credit insurance from Euler Hermes, Germany's export credit agency, hired for financing of the new PP plant in the United States.
(2) Disbursed amount of USD 206 million until December 31, 2021.
(3) The repayment of principal began in Dec/2020.

Other credit facilities in foreign currency

Date of Issue/ Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest			Repayment of Principal	Outstanding Balance Principal Amount and Interest on 12/31/2021	
				Index	Spread (% p.a.)	Payment		Amount (Million USD)	Amount Millions of BRL
Nov/18 (1)	USD	295.0	Nov/28	LIBOR	0.90 %	Biannually	Biannually (2)	207	1,154
Apr/19 (3)	USD	80.4	Apr/26	LIBOR	1.00 %	Biannually	Biannually (4)	48	267
Dec/19 (5)	USD	150.0	Dec/29	LIBOR	0.90 %	Biannually	Biannually (6)	120	670

(1) Financing with credit insurance from SACE, Italy's export credit agency.
(2) The repayment of principal began in May/19.
(3) Financing contracted by Braskem S.A. with a term of 7 years. In order to materialize this financing, some assets from the Company's plants have been transferred to the financial institution. According to CPC 48/IFRS 15, this transfer is not characterized as a sale.
(4) The repayment of principal began in Sep/19.
(5) Financing with credit insurance from SACE, Italy's export credit agency.
(6) The repayment of principal began in May/20.
Financing taken out by controlled company Braskem Netherlands B.V.

Credit facilities with BNDES

Date of Issue/ Date of the Agreement	Operation Currency	Maturity Date	Interest			Repayment of Principal	Outstanding Balance Principal Amount and Interest on 12/31/2021	
			Index	Spread (% p.a.)	Payment		Amount (Million USD)	Amount Millions of BRL
Jan/19	BRL	Jan/31	IPCA	6.04%	Monthly (1)	Monthly (1)	78	436

(1) After the waiting period (until Jan/21).

Debentures

Date of Issue/ Date of the Agreement	Series	Maturity Date	Interest		Outstanding Balance Principal Amount and Interest on 12/31/2021	
			Index	Spread (% p.a.)	Amount (Million USD)	Amount (BRL million)
Mar/13	Single (1)	Mar/25	IPCA	6.00%	27	150
Sep/13	Single (2)	Sep/25	CDI	126.50%	8	47

Issued by Distribuidora de Aguas de Camaçari
Issued by Cetrel

Braskem Idesa Financing

Date of Issue/ Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Maturity Date	Interest			Repayment of Principal	Outstanding Balance Principal Amount and Interest on 12/31/2021	
				Index	Spread (% p.a.)	Payment		Amount (Million USD)	Amount Millions of BRL
Nov/19	USD	900	Nov/29	Pre	7.45%	Biannually	Final	861	4,804
Oct/21	USD	1,200	Feb/32	Pre	6.99%	Biannually	Final	1,197	6,678
Oct/21	USD	150	Oct/26	LIBOR	4.00%	Quarterly	Final	149	829

ii. Other long-term relations with financial institutions

In addition to the relations derived from loan and financing agreements, whose more relevant items were described in item 10.1.f(i) above, the Company has the following long-term relations with financial institutions arising from transactions with derivatives:

Identification	Type	Par value		Maturity Date	Fair value, net Millions of BRL
		Million US$			2021
Swap Naphtha/Natural Gasoline	Commodities Derivative	64		Feb-22	17
Swap C3/PGP	Commodities Derivative	4.2		Jan-22	(14)
NDF Braskem Argentina	Foreign exchange swap	0.05		Jan-22	(0.003)
Identification	Type	Par value	Protection	Maturity Date	Fair value, net Millions of BRL
		Million US$	(Interest rate % p.a.)		2021
Interest rate swap linked to Libor (Braskem Idesa)[1]	Swap Libor	-	1.9825%	Aug-2025	-
Identification	Type	Par value	Average Strike	Maturity Date	Fair value, net Millions of BRL
		Millions of BRL	(foreign exchange BRL / USD)		2021
Dollar purchase and sale option	Puts purchase and calls sale	8,337	4, 68 (put) and 6.71 (call)	Jan-2022 to Aug-2023	(85)
Swap CDI – Dollar	Swap CDI – Dollar	985		Jan-2022 to Jan-2025	(503)

[1] Derivative of interest rate swap linked to Libor (Braskem Idesa) settled in 2021 due to payment of Project Finance in the period

iii. Subordination level between the Company's debts

Upon a collective creditor collection, subordination between obligations registered under liabilities will be carried out in accordance with the provisions of Law No. 11,101/2005, observing the following order: (i) social and labor obligations; (ii) taxes payable; (iii) credits with security interest; (iv) loans and financing; (v) unsecured credits; (vi) subordinated credits; and (e) dividends and interest on net equity.

Fiscal Year (12/31/2021)[(1)]							
Type of obligation	Type of Collateral	Other guarantees or privileges	Less than one year	From one to three years	From three to five years	Longer than five years	Total
Loan	Security Interest		0.00	0.00	0.00	0.00	0.00
Financing	Security Interest		0.00	0.00	0.00	0.00	0.00
Bonds	Security Interest		47,096.72	0.00	0.00	5,057,365.95	5,104,462.67
Loan	Floating Charge		0.00	0.00	0.00	0.00	0.00
Financing	Floating Charge		0.00	0.00	0.00	0.00	0.00
Bonds	Floating Charge		0.00	0.00	0.00	0.00	0.00

Loan	Unsecured guarantees		0.00	0.00	0.00	0.00	0.00
Financing	Unsecured guarantees		726,384.12	1,661,167.94	832,046.19	2,791,362.87	6,010,961.13
Bonds	Unsecured guarantees		871,692.73	4,028,233.08	23,700.92	32,431,637.92	37,355,264.64
Loan	Another type of guarantee or privilege		0.00	0.00	0.00	0.00	0.00
Financing	Another type of guarantee or privilege	CT BANK-ISSUED GUARANTEE/Letter of Guarantee/Letter of Guarantee + Financial Investment	2,880.28	3,189.62	476.33	674.80	7,221.03
Bonds	Another type of guarantee or privilege	Fiduciary Assignment of Credit Rights and Reserve Account (twice the debt service).	0.00	0.00	0.00	0.00	0.00
Total			1,648,053.85	5,692,590.64	856,223.44	40,281,041.54	48,477,909.47

Note
The information above refers to the Company's consolidated financial statements. Amounts in thousands of BRL.
(1) Not including transaction costs.

For credit rating purposes, the Company's debts are covered by the personal sureties, with the exception of any debts contracted with BNDES, BNB, FINEP and NEXI, which are covered by in rem and financial sureties. From the contractual point of view, there is no subordination between debts, so the payment of each one of them must respect the maturity date set in each contract, regardless of the payment of the other debts.

(Millions of BRL)	12/31/2021	12/31/2020	12/31/2019
Current and Non-Current Liabilities	86,361	89,950	64,184
Shareholders' Equity Attributable to Shareholders	7,866	(2,202)	4,885
Indebtedness Index	10.98	-40.8	13.1

iv. Restrictions imposed on the Company, especially with regard to limits on indebtedness ratios and on new indebtedness, distribution of dividends, divestiture, issuance of new securities, and disposal of ownership control.

The debts in which the Company acts as issuer or guarantor does not have restriction in relation to the limits for certain indicators connected with the indebtedness capacity and with the payment of interest. However, some of the financing agreements provide for other obligations that restrict, among other things, the Company and its subsidiaries' ability to assume guarantees or undergo merger or consolidation processes with other entities, change its controlling interest, and otherwise sell its assets.

The agreed restrictions did not entail the acceleration of any of the financing agreements entered into by the Company or, when applicable, were duly dismissed by the creditors.

(g) Limits of the contracted funding and percentages already used

As of December 31, 2021, all credit limits previously contracted by the Company had been fully used, except for: (i) revolving credit facility (stand by) in the amount of USD 1 billion, with maturity in 2026; and (ii) the Euler Hermes transaction, the total principal amount of which is USD 225 million, of which USD 206 million were disbursed, and which continued to be disbursed throughout 2021 and amounted to an outstanding balance of approximately USD 170 million as of December 31, 2021. It is worth highlighting that for the last one, disbursements are linked to expenditures related to the construction of the new polypropylene plant in the United States and the remaining amount is planned to be disbursed during the first semester of 2022.

(h) Material changes in each item of the financial statements

INCOME STATEMENT

Income Statement (Millions of BRL) CONSOLIDATED	Dec-2021 (A)	VA%	Dec-2020 (B)	VA%	Dec-2019 (C)	VA%	Dec-2021 x Dec-2020 (A)/(B)	Dec-2020 x Dec-2019 (B)/(C)
Net revenue from sales and services	**105,625**	**100%**	**58,543**	**100%**	**52,324**	**100%**	**80%**	**12%**
Cost of the products sold	(73,568)	-70%	(47,331)	-81%	(45,680)	-87%	55%	4%
Gross profit	**32,057**	**30%**	**11,212**	**19%**	**6,644**	**13%**	**186%**	**69%**
Selling and distribution expenses	(2,056)	-2%	(1,852)	-3%	(1,783)	-3%	11%	4%
Impairment (reversal) from trade receivables and other receivables	(9)	0%	(55)	0%	(7)	0%	-84%	686%
General and administrative	(2,522)	-2%	(1,919)	-3%	(2,224)	-4%	31%	-14%
Research and development	(297)	0%	(251)	0%	(248)	0%	18%	1%
Corporate interest result	5	0%	(19)	0%	10	0%	-124%	-290%
Other net revenues (expenses)	(1,135)	-1%	(7,188)	-12%	(2,448)	-5%	-84%	194%
Income before other net financial expenses and taxes	**26,044**	**25%**	**(72)**	0%	**(57)**	0%	**-36,326%**	**27%**
Net financial income	**(8,083)**	**-8%**	(9,612)	-16%	(4,746)	-9%	**-16%**	**103%**
Financial Expenses	(5,907)	-6%	(4,913)	-8%	(3,872)	-7%	20%	27%
Financial Income	1,827	2%	600	1%	851	2%	204%	-29%
Foreign exchange variation, net	(4,003)	-4%	(5,298)	-9%	(1,725)	-3%	-24%	207%
Profit (loss) before income tax and social contribution	**17,961**	**17%**	**(9,683)**	**-17%**	**(4,803)**	**-9%**	**-285%**	**102%**
Income tax and social contribution – current and deferred	(3,999)	-4%	2,668	5%	1,906	4%	-250%	40%
Net profit (loss) for the period	**13,962**	**13%**	**(7,015)**	**-12%**	**(2,897)**	**-6%**	**-299%**	**142%**
Attributable to								
Company Shareholders	13,985	13%	(6,691)	-11%	(2,798)	-5%	-309%	139%
Interest of Non-Controlling Shareholders in Controlled Companies	(23)	0%	(324)	-1%	(99)	0%	-93%	226%

The main variations in the operating results of the last three fiscal years are explained below:

NET REVENUE FROM SALES AND SERVICES

Net revenue from sales and services increased BRL 47,081.7 million, or 80.4%, amounting to BRL 105,625.2 million in 2021, compared to BRL 58,543.5 million, mostly due to (i) the increase in prices of main chemical products, PE, PP and PVC in Brazil, PP in the United States and Europe, and PE in Mexico; and (ii) the greater volume of sales of main chemical products in Brazil and PP in the United States and Europe.

In 2020, the net revenue from sales and services increased BRL 6,220.0 million, or 11.9%, amounting to BRL 58,543.5 million in 2020, compared to BRL 52,323.5 million in 2019, especially due to (i) the decrease in the prices of PP in Asia, PP in the USA, PP in Europe and main chemicals in the international market, (ii) to the decreased total volume of resin sales (domestic market and exports) of the Brazil segment and (iii) the lower volume of sales of main chemicals, both in the domestic market and in exports of the Brazil segment.

COST OF PRODUCTS SOLD AND GROSS PROFIT

Cost of products sold increased BRL 26,236.8 million, or 55.4%, amounting to BRL 73,568.2 million in 2021, compared to BRL 47,331.4 million in 2020, mostly due to (i) the greater volume of sales of main

chemical products in Brazil; (ii) the greater volume of PP sales in the United States and Europe; (iii) the increase of 79.0% of naphtha price in the Brazil segment and of 97.3% of propylene in the USA and Europe segment, arising from the increase of oil price over the period, in view of the high demands and restricted offers by producers from the OPEC and allies; (iv) the increase of 62.7% in the price of ethane in the Mexico segment, mostly due to the increase of price of natural gas in the international market; and (v) the impact of the depreciation of Real in relation to Dollar between the periods. As a result, consolidated gross profit in 2021 was of BRL 32,057.0 million, 185.9% higher in relation to 2020 (BRL 11,212.1 million).

In 2020, the consolidated cost of products sold increased BRL 1,651.9 million, or 3.6%, amounting to BRL 47,331.4 million in 2020, compared to BRL 45,679.5 million in 2019, mostly due to the drop in the price of raw materials in the international market. The pricing of the main petrochemical raw materials was influenced mainly by the drop in the prices of oil and natural gas, which decreased by 36% and 21% respectively, reflecting the impacts of COVID-19 on the demand for said products. Thus, consolidated gross profit in 2020 was of BRL 11,212.1 million, 68.8% higher in relation to 2019, mostly due to: (i) the higher international spreads of resin prices in Brazil, PP in Europe and PE in North America, mainly affected by lower international prices of raw materials; and (ii) the impact of depreciation of Real against US Dollar in the period.

SELLING AND DISTRIBUTION EXPENSES

Selling and distribution expenses increased BRL 203.5 million, or 11.0%, amounting to BRL 2,055.6 million in 2021, compared to BRL 1,852.1 million in 2020, mostly due to the greater volume of sales of main chemical products in the Brazil segment and PP in the USA and Europe segment, and to higher costs with logistics and storage, trade, port charges and demurrage.

In 2020, selling and distribution expenses increased BRL 68.6 million, or 3.8%, amounting to BRL 1,852.1 million in 2020 compared to BRL 1,783.5 million in 2019, mostly due to the greater volume of sales of PP in the United States and Europe segment; to the greater volume of sales in the Mexico segment; and to the impact of depreciation of Brazilian Real against Dollar in the period.

IMPAIRMENT (REVERSAL) FROM TRADE RECEIVABLES AND OTHER RECEIVABLES

Impairment (reversal) from trade receivables and other receivables was BRL 46.4 million lower, or 83.9%, amounting to a reduction expense of BRL 8.9 million in 2021, compared to an impairment expense of BRL 55.3 million in 2020, mostly due to the recovery of past litigation amounts in Brazil and to the loss of value of some Argentinian clients.

In 2020, impairments (reversals) from trade receivables and other receivables increased BRL 48.2 million, or 681.6%, amounting to an expense of BRL 55.3 million in 2020 compared to an expense of BRL 7.1 million in 2019.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased BRL 603.4 million, or 31.4%, amounting to BRL 2,522.1 million in 2021, compared to BRL 1,918.7 million in 2020, mostly due to greater expenses with third parties related to advisory, communication and marketing services, and building and industrial maintenance services.

General and administrative expenses reduced BRL 305.4 million, or 13.7%, amounting to BRL 1,918.7 million in 2020 compared to BRL 2,224.2 million in 2019, mostly due to reduction of expenses related to: (i) advisory and fees of council to support external monitoring related to the Company's Global Agreement, completed on March 11, 2020, as announced; and (ii) third-party services related to the geological event in Alagoas.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased BRL 46.0 million, or 18.3%, amounting to BRL 296.6 million in 2021, compared to BRL 250.6 million in 2020, mostly due to greater expenses related to third

parties to conduct market research for the Company's new strategic projects on information and technology.

Research and development expenses increased BRL 2.9 million, or 1.2%, amounting to BRL 250.6 million in 2020, compared to BRL 247.7 million in 2019.

EQUITY INTEREST INCOME

Equity interest income increased BRL 24.0 million, or 123.9%, amounting to profits of BRL 4.6 million in 2021, compared to a loss of BRL 19.4 million in 2020, due to the greater net profit of affiliate Refinaria de Petróleo Riograndense (RPR) and Borealis Brasil SA.

In 2020, equity interest income reduced BRL 29.6 million, or 289.8%, amounting to a loss of BRL 19.4 million in 2020, compared to profits of BRL 10.2 million in 2019, in view of the drop in the jointly controlled investment income, mostly for Refinaria de Petróleo Rio-Grandense S.A., or RPR, and Borealis Brasil S.A., or Borealis.

OTHER REVENUES

Other revenues increased BRL 783.8 million, or 104.5%, amounting to BRL 1,534.5 million in 2021, compared to BRL 750.7 million in 2020, mostly due to increase in recognition of tax credits for PIS and COFINS in the amount of BRL 720.5 million, amounting to BRL 1,031.1 million in 2021, compared to BRL 310.6 million in 2021.

In 2020, other revenues reduced BRL 1,657.7 million, or 68.8%, amounting to BRL 750.7 million in 2020, compared to BRL 2,408.4 million in 2019, due to a reduction in tax credits related to the decision rendered by the Superior Court of Justice (STF) in the sense that ICMS shall not be included in the PIS/COFINS calculation basis. The effects of the new amount recognized in 2020 were of BRL 438.0 million, of which BRL 310.6 million were recorded under item "Other operating income (expense)" and BRL 127.5 million under item "Financial revenues", compared to BRL 2,048.8 million in 2019, of which BRL 1,904.2 million were recorded under item "Other operating income (expense)" and BRL 207.5 million under item "Financial revenues".

OTHER EXPENSES

Other expenses, mostly formed by provisions related to the geological event in Alagoas and provisions related to remediation of possible environmental impacts, reduced BRL 5,269.3 million, or 66.4%, amounting to BRL 2,669.3 million in 2021, compared to BRL 7,938.6 million in 2020, mostly due to the reduction in the expenses related to the geological event of BRL 5,562.0 million, amounting to BRL 6,901.8 million in 2020 compared to BRL 1,339.8 million in 2020 [*sic*].

In 2020, other expenses increased BRL 3,081.8 million, or 63.5%, amounting to BRL 7,938.6 million in 2020, compared to BRL 4,856.8 million in 2019, which resulted mostly from provisions related to the geological event in Alagoas in the amount of BRL 6,901.8 million in 2020.

INCOME BEFORE OTHER NET FINANCIAL EXPENSES AND TAXES

Income before net financial expenses and taxes increased BRL 26,115.4 million, or 36,325.7%, amounting to profits of BRL 26,043.5 million in 2021, compared to a loss of BRL 71.9 million in 2020, mostly due to higher income before net financial expenses and taxes of all segments of the Company subject to reporting as a result of:

- income before net financial expenses and taxes of the Brazil segment increased BRL 16,624.5 million, amounting to profits of BRL 16,366.6 million in 2021, compared to an operating loss of BRL 257.9 million in 2020. The operational margin of the Brazil segment, defined as a percentage of income before net financial expenses and taxes divided by the net sales and services revenue, increased to 23.6% in 2021, compared to a negative operational margin of 0.6% in 2020, mostly due to greater spreads in the international market as a result of the greater demand and restrictions to offer due to logistics restrictions in the global supply chain;

- income before net financial expenses and taxes of the USA and Europe segment increased BRL 6,636.7 million, or 443.2%, amounting to BRL 8,134.0 million in 2021, compared to BRL 1,497.3 million in 2020. The operational margin of the USA and Europe segment, defined as a percentage of income before net financial expenses and taxes divided by the net sales and services revenue, increased to 25.1% in 2021, compared to an operational margin of 10.2% in 2020, due to the greater production capacity after the beginning of commercial production of the new PP plant (Delta) in September 2020 in the region and the greater spreads in the international market as a result of the greater demand and restrictions to offer due to logistics restrictions in the global supply chain; and

- income before net financial expenses and taxes of the Mexico segment increased BRL 2,480.8 million, or 1,989.7%, amounting to BRL 2,605.5 million in 2021, compared to BRL 124.7 million in 2020. The operational margin of the Mexico segment, defined as a percentage of income before net financial expenses and taxes divided by the net sales and services revenue, was of 40.0% in 2021, compared to an operational margin of 3.1% in 2020, mostly due to greater spreads in the international market as a result of the greater demand and restrictions to offer due to logistics restrictions in the global supply chain, which was partially set off by the smaller volume of sales mostly due to lower demands for ethane.

In 2020, income before net financial expenses and taxes increased BRL 15.3 million, or 27.1%, amounting to a loss of BRL 71.9 million in 2020, compared to a loss of BRL 56.6 million in 2019, as a result of:

- income before net financial expenses and taxes of the Brazil segment reduced BRL 1,650.6 million, or 86.5%, amounting to an operating loss of BRL 257.9 million in 2020, compared to a loss of BRL 1,908.6 million in 2019. The operational margin of the Brazil segment, defined as a percentage of income before net financial expenses and taxes divided by net sales and services revenue, was negative, of 0.6% in 2020, compared to a negative operational margin of 4.9% in 2019;

- income before net financial expenses and taxes of the USA and Europe segment increased BRL 220.1 million, or 17.2%, amounting to BRL 1,497.3 million in 2020, compared to BRL 1,277.2 million in 2019. The operational margin of the USA and Europe segment, defined as a percentage of income before net financial expenses and taxes divided by net sales and services revenue, reduced to 10.2% in 2020, compared to an operational margin of 12.7% in 2019; and

- income before net financial expenses and taxes of the Mexico segment reduced BRL 396.2 million, or -76.1%, amounting to BRL 124.7 million in 2020, compared to BRL 520.9 million in 2019. The operational margin of the Mexico segment, defined as a percentage of income before net financial expenses and taxes divided by net sales and services revenue, reduced to 3.1% in 2020, compared to an operational margin of 17.1% in 2019.

FINANCIAL RESULTS

Financial Expenses

Financial expenses increased BRL 993.8 million, or 20.2%, amounting to BRL 5,907.2 million in 2021, compared to BRL 4,913.4 million in 2020, mostly due to (i) repayment of transaction costs associated with pre-payments made in the year; (ii) increased expenses with derivatives; and (iii) accounting recognition of financial expenses regarding income tax on loans payable by Braskem Idesa.

In 2020, financial expenses increased BRL 1,040.9 million, or 26.9%, amounting to BRL 4,913.4 million in 2020, compared to BRL 3,872.4 million in 2019, due to (i) loans increase to BRL 53,791.4 million in 2020, compared to BRL 38,998.7 million in 2019, affected mostly by depreciation of Real against US Dollar over the period, resulting in more expenses with interest; and (ii) impact of derivatives related to the operation of raw materials.

Financial Revenue

Financial revenues increased BRL 1,227.2 million, or 204.5%, amounting to 1,827.4 million in 2021, compared to BRL 600.2 million in 2020, mostly due to (i) the increased profitability over financial investments in national currency as a result of higher interest rates over the period; and (ii) the greater recognition of interests on tax assets regarding PIS and COFINS debits calculated in higher amounts in previous fiscal years.

In 2020, financial revenue reduced BRL 250.4 million, or 29.4%, amounting to 600.2 million in 2020, compared to BRL 850.6 million in 2019, mostly due to less recognition, and the respective monetary adjustment, of revenue regarding PIS and COFINS debits calculated in higher amounts in previous fiscal years.

Exchange variations, net

Net exchange variations reduced BRL 1,295.9 million, or 24.5%, amounting to expenses of BRL 4,002.8 million in 2021, compared to expenses of BRL 5,298.7 million in 2020, mostly due to: (i) the effects of depreciation of Real against US Dollar on the net exposure in the amount of USD 2,885.3 million; (ii) the effects of depreciation of Mexican Peso against US Dollar on the outstanding balance of Braskem Idesa's loan in the amount of USD 2,404.7 million as of December 31, 2021; and (iii) the effects of the hedge accounting in the amount of BRL 1,903.0 million in Braskem and BRL 507.2 million in Braskem Idesa.

In 2020, net foreign exchange variations increased BRL 3,574.2 million, or 207.3%, amounting to an expense of BRL 5,298.7 million in 2020, compared to an expense of BRL 1,724.5 million in 2019, due to (i) expenses with the export hedge accounting transition recorded in net equity; and (ii) the effect of depreciation of Real against US Dollar in the period on the net exposure of the financial income not designated to hedge accounting.

INCOME TAX AND SOCIAL CONTRIBUTION – CURRENT AND DEFERRED

Income tax and social contribution represented an expense of BRL 3,999.4 million in 2021, compared to a benefit of BRL 2,668.5 million in 2020, as a result of the increase of profit before income tax and social contribution mainly due to reduction of expenses related to the geological event in Alagoas and the higher spreads in the international market.

In 2020, income tax and social contribution had a benefit of BRL 2,668.5 million during 2020, compared to the benefit of BRL 1,906.0 million during 2019.

NET PROFIT (LOSS) FOR THE FISCAL YEAR

As a result of the foregoing, the Company recorded a profit of BRL 13,961.6 million, or 13.2% of net revenue, in 2021, compared to a profit of BRL 7,015.3 million, or 12.0% of net revenue in 2020.

In 2020, the Company recorded losses of BRL 7,015.3 million, 142.2% higher compared to 2019, mostly due to the provisions referring to the geologic event of Alagoas in the amount of BRL 6,902 million and the impact of the exchange variation on the financial income, given the depreciation of Real against Dollar on the net exposure, at the amount of USD 3,400 million. Within this context, the BRL 6,667 million corresponding to the losses calculated during the year, after taking into account the effects of the sums entered directly into the line item Accrued Profits (Losses), as per the Net Equity Statement of the Financial Statements pertaining to the fiscal year ended on December 31, 2020, shall be partially absorbed by the Capital Reserves and Profit Reserves of the Company, after approval at an annual general meeting, with the balances of said Reserves going from BRL 232 million and BRL 1,905 million, respectively, on December 31, 2020, to zero Reais (BRL 0.00) in both, pursuant to article 189, sole paragraph, of the Corporations Law.

CASH FLOW

Cash flows generated by Operating Activities

Cash Flow Statement (millions of BRL) CONSOLIDATED	Dec-2021 (A)	VA%	Dec-2020 (B)	VA%	Dec-2019 (C)	VA%	Dec-2021 x Dec-2020 (A)/(B)	Dec-2020 x Dec-2019 (B)/(C)
Net cash generated by operating activities	14,786	100.0%	6,293	100.0%	2,265.3	100.0%	135%	178%
Cash used in investing activities	(3,381)	100.0%	(2,722)	100.0%	(2,666.4)	100.0%	24%	2%
Cash (investment) generation in financing	(16,966)	100.0%	2,173	100.0%	1,636.8	100.0%	-881%	33%
Foreign exchange variation of controlled companies abroad	378		1,315		20.6		-71%	6,276%
Cash and cash equivalent (decrease) increase	(5,182)		7,059		1,256.2		-173%	462%

Net cash derived from operating activities was BRL 14,786.5 million in 2021, BRL 6,293.0 million in 2020 and BRL 2,265.3 million in 2019. Net cash derived from operating activities increased by BRL 8,493.5 million in 2021, as compared to 2020, as a result of:

- increased Operating Income over the period due to greater spreads in the international resin and main chemicals market in Brazil, PP in the United States and Europe, and PE in Mexico, and greater volume of sales of the main chemicals and PP in the United States and Europe;

- monetization of BRL 2,235.2 million of the PIS/COFINS balance (excluding the ICMS tax basis).

In 2021, the effects of these factors were partially offset by:

- higher payment of Income Tax/Social Contribution on Net Profit due to the strong operating income;

- higher interests related to the Company's debts;

- payment of BRL 2,928.1 million related to the geological event of Alagoas;

- payment within the scope of the Global Agreement of BRL 302.6 million to the Brazilian Federal Government, as of February 1, 2021 and BRL 86.4 million (CHF 16.0 million) to the OAG on June 28, 2021;

- the negative change in working capital, mainly due to the higher cost and volume of finished product in inventories;

- the usage of the Company's operational and strategic capex.

Net cash derived from operating activities increased 177.8% in 2020, as compared to 2019, as a result of:

- reduced cost of raw materials, mostly naphtha, the main raw material used in the Brazil segment, and increased volume of sales in the United States and Europe and Mexico segments;

- positive impact in relation to the transfer of the amount of BRL 3,746.1 million from the court deposit account in relation to the public civil action filed by the Public Prosecutor's Office of the State of Alagoas and by the Public Defender's Office of the State of Alagoas to the Company's accounts;

- monetization of BRL 1,786.4 million of the PIS/COFINS balance (excluding the ICMS tax basis); and

- reduced payment of taxes in 2020, the total paid amount of which was BRL 257.2 million.

In 2020, the effects of these factors were partially offset by:

- purchase of larger volumes of naphtha with shorter payment terms;

- payment within the scope of the Global Agreement of (i) BRL 257.3 million to the Brazilian Federal Government, as of January 30, 2020; and (ii) BRL 92.6 million (CHF 16.1 million) to the OAG on June 30, 2020;

- the payment of BRL 1,181.9 million related to the geological event in Alagoas by the negative impact of BRL 1,860.8 regarding increased financial investments over 2020, mostly due to increased restricted resources used in the Alagoas residents relocation program;

- the negative impact of BRL 2,187.8 million regarding increased trade accounts receivable during 2020, mostly due to: (i) increased sales volumes; (ii) increase to the number of days of accounts receivable; and (iii) depreciation of Real against the U.S. Dollar; and

- the negative impact of BRL 252.5 million regarding increased inventories over 2020, mostly due to increased prices of resins in the international market.

Cash Flows Used in Investing Activities

Net cash used in investing activities was BRL 3,380.7 million in 2021, BRL 2,721.8 million in 2020 and BRL 2,666.4 million in 2019.

In 2021, investing activities involving the Company's cash on a consolidated basis were mostly: (1) acquisitions of fixed assets in the amount of BRL 3,055.8 million, in the Brazil segment, primarily allocated to industrial operations, including investments related to operational efficiency, HSE, productivity and modernization, (2) acquisitions of fixed assets in the amount of BRL 472.1 million in the USA and Europe segment, allocated to industrial operations and strategic projects, such as the new polypropylene plant, and (3) acquisitions of fixed assets in the amount of BRL 175.9 million in the Mexico Pole.

In 2020, investing activities involving the Company's cash on a consolidated basis were mostly: (1) acquisitions of fixed assets in the amount of BRL 1,635.7 million, in the Brazil segment, primarily allocated to industrial operations, including investments related to operational efficiency, HSE, productivity and modernization, (2) acquisitions of fixed assets in the amount of BRL 1,163.0 million in the USA and Europe segment, allocated to industrial operations and strategic projects, such as the new polypropylene plant, and (3) acquisitions of fixed assets in the amount of BRL 103.3 million in the Mexico Pole.

In 2019, investing activities involving the Company's cash on a consolidated basis were mostly: (1) acquisitions of fixed assets in the amount of BRL 1,749.3 million, in the Brazil Segment, primarily allocated to industrial operations, including investments related to operational efficiency, HSE, productivity and modernization, (2) acquisitions of fixed assets in the amount of BRL 1,026.9 million in the USA and Europe Segment, allocated to industrial operations and strategic projects, such as the new polypropylene plant, and (3) acquisitions of fixed assets in the amount of BRL 104.5 million in the Mexico segment.

Cash (investment) generation in financing

In 2021, cash generation in financing amounted to BRL 16,965.5 million, compared to BRL 2,173.2 million in 2020, and BRL 1,636.8 million in 2019.

In 2021,

- our subsidiary Braskem Idesa issued subordinated notes with adjustable fixed rate to expire in February 2032 with a total principal amount of BRL 6.7 billion (USD 1.2 billion) in the fourth quarter of 2021 in relation to Braskem Idesa's Project Finance;

- in October 2021, Braskem Idesa entered into a term loan in the total amount of USD 150 million. As of December 31, 2021, the total amount plus interest was BRL 849.9 million (USD 152.0 million)

In 2021, Braskem used cash to pay:

- BRL 400.0 million regarding prepayment facility for exports with local financial institutions;

- BRL 508.0 million regarding promissory note before international financial institutions;

- BRL 574.8 million regarding the aggregate principal amount of a financing agreement with government entities in Brazil;

- BRL 6.9 billion regarding full redemption of outstanding notes to expire in 2022 and of the perpetual bond and partial redemption of outstanding notes to expire in 2023, 2024, 2028 and 2041;

- BRL 8.0 billion regarding full payment of Braskem Idesa's Project Finance and partial repayment of Braskem Idesa's project finance;

- BRL 841.7 million, representing aggregate interest expenses of the Company's lease agreements;

- BRL 6.0 billion related to payment of dividends for the fiscal year ended December 31, 2021 to the holders of our ordinary shares, class A preferred shares and class B preferred shares;

In 2020,

- the Company issued subordinated notes with adjustable fixed rate to expire in January 2081 with a total principal amount of BRL 3,098.8 billion (USD 600.0 billion) in the third quarter of 2020;

- the Company withdrew the amount of BRL 5,240.4 million of its revolving credit facility and BRL 1,603.1 million of other credit facility agreements;

- the Company entered into some agreements for advancements regarding foreign exchange contracts, or ACCs, before International Commercial Banks under the terms of which it advanced the total principal amount of BRL 2,427.2 million;

- the Company entered into export prepayment agreements in the aggregate amount of BRL 311.1 million;

- the Company received funds under a financing agreement with certain government entities in the aggregate amount of BRL 209.5 million.

In 2020, Braskem used cash to pay:

- BRL 138.3 million, representing aggregate interest expenses of the Company's lease agreements;

- BRL 2,494.1 million corresponding to the ACCs before commercial banks;
- BRL 960.5 million, related to the partial repayment of Braskem Idesa's project finance facility;
- BRL 348.9 million, representing corporate loans (advancements over export agreements, credit facilities, promissory notes and others), with local and international institutions;
- BRL 415.9 million, representing export prepayment agreements with local and international institutions;
- BRL 70.3 million, representing aggregate principal under a financing agreement with BNDES and certain government entities; and
- BRL 5,203.4 million, representing payments related to a revolving credit facility.

In 2019,

- the Company entered into a contract with international financial institutions under which we borrowed an aggregate principal amount of USD 550.0 million from the Italian export credit agency SACE;
- the Company withdrew funds under a revolving credit facility in the amount of BRL 7,851.2 million;
- the Company entered into some agreements for advancements regarding foreign exchange contracts, or ACCs, before Brazilian financial institutions under the terms of which the Company advanced the total principal amount of BRL 1,172.7 million;
- the Company entered into export prepayment agreements in the aggregate amount of BRL 601.8 million;
- the Company received disbursements under a financing agreement with certain government entities in the aggregate amount of BRL 266.4 million;
- the Company issued notes to expire in 2030 and 2050 for an aggregate principal amount of BRL 9,966.0 million (USD 2,250.0 million) in the fourth quarter of 2019;
- controlled company Braskem Idesa issued notes to expire in 2029 for an aggregate principal amount of BRL 3,497.6 million (USD 900.0 million) in the fourth quarter of 2019; and
- the Company received BRL 277.4 million from a leaseback operation for machinery and equipment at some of its plants, with a term of seven years.

In 2019, Braskem used cash to pay:

- BRL 128.4 million, representing aggregate interest expenses of the Company's lease agreements;
- BRL 1,204.6 million, representing ACCs with local financial institutions in Brazil;
- BRL 141.5 million, representing corporate loans (advance exports contracts, credit facilities, promissory notes and others), with local and international institutions;
- BRL 7,405.4 million, representing a full redemption of notes maturing in 2020 and 2021 and a partial redemption of perpetual bonds;
- BRL 599.9 million, representing export prepayment agreements with local and international institutions;

- BRL 4,414.5 million, related to the partial repayment of Braskem Idesa's project finance facility;
- BRL 188.2 million, representing aggregate principal under a financing agreement with BNDES and certain government entities; and
- BRL 7,829.0 million, representing payments related to a revolving credit facility.

In addition, in 2019 the Company used cash to pay dividends in the aggregate amount of BRL 667.4 million.

Unless the board of directors deems it inconsistent with the Company's financial position and the decision of the board of directors is ratified by shareholders, payment of dividends is mandatory under Brazilian Corporations Law and the Company's bylaws and also is required under agreements with two of the Company's shareholders and, consequently, may give rise to significant cash requirements in future periods.

EQUITY ACCOUNTS

ASSETS (BRL million)	Dec-2021 (A)	VA%	Dec-2020 (B)	VA%	Dec-2019 (C)	VA%	Dec-2021 x Dec-2020 (A)/(B)	Dec-2020 x Dec-2019 (B)/(C)
Current Assets	**39,293**	**42%**	**34,191**	**40%**	**23,389**	**34%**	**15%**	**46%**
Cash and cash equivalents	8,681	9%	13,863	16%	6,804	10%	-37%	104%
Financial Applications	3,493	4%	3,627	4%	1,688	2%	-4%	115%
Accounts receivable from clients	7,154	8%	4,732	5%	2,286	3%	51%	107%
Inventories	16,335	18%	8,384	10%	7,625	11%	95%	10%
Recoverable Taxes	1,429	2%	1,193	1%	1,238	2%	20%	-4%
Income tax and social contribution	1,190	1%	1,548	2%	440	1%	-23%	252%
Dividends and interest on shareholders' equity	-	0%	-	0%	3	0%	0%	-100%
Pre-paid expenses	435	0%	345	0%	115	0%	26%	200%
Derivatives	34	0%	34	0%	5	0%	0%	580%
Court ordered freezing	-	0%	-	0%	2,572	4%	0%	n.a.
Other assets	544	1%	465	1%	613	1%	17%	-24%
Non-Current Assets	**53,271**	**58%**	**51,893**	**60%**	**44,740**	**66%**	**3%**	**16%**
Financial Applications	17	0%	16	0%	10	0%	8%	60%
Accounts receivable from clients	13	0%	23	0%	21	0%	-42%	10%
Inventories	-	0%	18	0%	16	0%	-100%	13%
Recoverable Taxes	1,252	1%	1,073	1%	2,258	3%	17%	-52%
Income tax and social contribution	230	0%	72	0%	240	0%	218%	-70%
Deferred income tax and social contribution	8,257	9%	8,530	10%	2,663	4%	-3%	220%
Court deposits	194	0%	197	0%	1,509	2%	-1%	-87%
Derivatives Operations	-	0%	34	0%	18	0%	-100%	89%
Other assets	366	0%	227	0%	258	0%	64%	-12%
Investment	59	0%	43	0%	64	0%	37%	-33%
Property and Equipment	37,225	40%	35,929	42%	32,315	47%	4%	11%
Intangible Assets	2,877	3%	2,829	3%	2,762	4%	2%	2%

Right to use assets	2,780	3%	2,902	3%	2,606	4%	-4%	n.a.
Total Assets	**92,564**	**100%**	**86,084**	**100%**	**68,129**	**100%**	**8%**	**26%**
LIABILITIES (millions of BRL)	**Dec-2021 (A)**	**VA%**	**Dec-2020 (B)**	**VA%**	**Dec-2019 (C)**	**VA%**	**Dec-2021 x Dec-2020 (A)/(B)**	**Dec-2020 x Dec-2019 (B)/(C)**
Current Liabilities	**25,194**	**27%**	**28,387**	**33%**	**16,216**	**24%**	**-11%**	**75%**
Vendors	12,053	13%	9,946	12%	9,117	13%	13%	9%
Financing	1,343	1%	1,319	2%	775	1%	2%	70%
Braskem Idesa Financing	87	0%	7,660	9%	744	1%	-99%	930%
Debentures	59	0%	54	0%	47	0%	9%	15%
Derivatives	256	0%	592	1%	49	0%	-57%	1108%
Payroll and social charges	1,170	1%	815	1%	624	1%	44%	31%
Taxes Payable	1,012	1%	953	1%	323	0%	6%	195%
Income tax and social contribution	1,673	2%	284	0%	35	0%	489%	711%
Dividends	11	0%	5	0%	7	0%	93%	-29%
Advancements from clients	205	0%	287	0%	356	1%	-29%	-19%
Leniency Agreement	353	0%	397	0%	363	1%	-11%	9%
Various provisions	465	1%	362	0%	203	0%	28%	78%
Other obligations	1,452	2%	466	1%	931	1%	211%	-50%
Alagoas expenses provisions	4,378	5%	4,350	5%	1,450	2%	1%	n.a.
Other financial liabilities	-	0%	-	0%	516	1%	0%	n.a.
Commercial leasing	675	1%	895	1%	676	1%	-25%	n.a.
Non-Current Liabilities	**61,167**	**66%**	**61,563**	**72%**	**47,970**	**70%**	**-1%**	**28%**
Vendors	111	0%	7	0%	4	0%	1441%	75%
Financing	33,554	36%	40,413	47%	28,242	41%	-17%	43%
Braskem Idesa Financing	12,225	13%	4,399	5%	9,237	14%	178%	n.a.
Debentures	138	0%	182	0%	228	0%	-24%	-20%
Derivatives	363	0%	559	1%	170	0%	-35%	229%
Taxes Payable	260	0%	1	0%	129	0%	18908%	-99%
Loan from non-controlling shareholder at Braskem Idesa	3,647	4%	3,222	4%	2,396	4%	13%	34%
Income tax and social contribution	0	-	576	1%	-	0%	-100%	n.a.
Deferred income tax and social contribution	1,407	2%	1,234	1%	273	0%	14%	352%
Post-employment benefits	488	1%	472	1%	389	1%	3%	21%
Advances from clients	258	0%	382	0%	-	0%	-33%	n.a.
Court provisions	1,154	1%	1,151	1%	1,152	2%	0%	0%
Leniency Agreement	770	1%	1,077	1%	1,380	2%	-29%	-22%
Various provisions	824	1%	512	1%	302	0%	53%	70%
Alagoas expenses provisions	3,283	4%	4,826	6%	1,933	3%	-32%	n.a.
Other obligations	204	0%	237	0%	134	0%	4%	77%
Commercial leasing	2,481	3%	2,313	3%	2,001	3%	7%	n.a.
Net equity	**6,204**	**7%**	**(3,866)**	**-4%**	**3,943**	**6%**	**260%**	**-198%**
Share Capital	8,043	9%	8,043	9%	8,043	12%	0%	0%
Capital reserve	3	0%	-	0%	232	0%	n.a.	-100%
Profit Reserves	3,484	4%	-	0%	1,905	3%	n.a.	-100%
Premium upon acquisition of a controlled company under common control	(488)	-1%	(488)	0%	(488)	0%	0%	0%
Other comprehensive income	(3,138)	-3%	(5,178)	-7%	(4,757)	-8%	39%	9%
Treasury Share	(38)	0%	(50)	0%	(50)	0%	-23%	0%

Accrued Profits (Losses)	0	0%	(4,529)	5%	-	0%	n.a.	n.a.
Total attributable to the Company's shareholders	**7,866**	**8%**	**(2,202)**	**-3%**	**4,884**	**7%**	**457%**	**-145%**
Interest of Non-Controlling Shareholders in Controlled Companies	(1,662)	-2%	(1,664)	-2%	(941)	-1%	0%	77%
Total Liabilities and Shareholder's Equity	**92,564**	**100%**	**86,084**	**100%**	**68,129**	**100%**	**8%**	**26%**

Comparison between the main variations in equity accounts in the fiscal years ended December 31, 2021 and December 31, 2020.

Current Assets

The balance of Current Assets in the fiscal year ended on December 31, 2021 was of BRL 39,293 million, representing 42% of the Total Assets. In the previous fiscal year, the balance was of BRL 34,190 million, representing 40% of the Total Assets of the Company.

Fiscal year ended December 31, 2021:

- increased "Cash and cash equivalents" related mostly to the operating cash flow of BRL 14,786 million, net fund raising (cash reduction) of BRL 16,966 million, positive exchange variation of the controlled companies' cash abroad of BRL 377.5 million and decrease by the investment in property, plant and equipment and intangible assets by BRL 3,381 million;

- increase in "Trade accounts receivable", due to the increased gross price and increased average receipt term with an impact of BRL 2,541 million, and to the effect on the exchange by the appreciation of Dollar against Real of BRL 0.38, considering BRL 5.20 in December 2020 vs. BRL 5.58 in December 2021 (Explanatory Note No. 7);

- increased "Inventories" mostly due to higher cost and greater volume of finished product, with an impact of BRL 4,632 million and cost of raw materials, with an impact of BRL 1,460 million, and an increase of BRL 1,305 million in the balance of in transit inventory, mostly due to in transit naphtha;

- reduced "Income tax and social contribution", mostly due to offsets of prepayments of Income Tax (IR) and Social Contribution on Net Profit (CSLL) payable in 2020, derived from IR/CSLL source of financial investments (BRL 358 million).

Non-Current Assets

The balance of Non-Current Assets in the fiscal year ended December 31, 2021 was of BRL 53,271 million (58% in relation to the total assets), compared to the BRL 51,893 million (60.0% in relation to the total assets) in the previous fiscal year.

The main variations in Non-Current Assets are detailed below:

- reduced "Deferred Income Tax and Social Contribution on Net Profit" mostly due to the deferred IR/CSLL effect on the reduction to the Alagoas provision of BRL 597 million;

- increased "Fixed Assets" related mostly to the acquisitions totaling BRL 3,487 million, positive effect of foreign currency conversion on the property, plant and equipment of overseas subsidiaries of BRL 1,113 million, decrease resulting from the accumulated depreciation of BRL 3,388 million over the fiscal year. The Fixed Assets line item represents 40% of the Total Assets in the fiscal year ended December 31, 2021 and 42% in 2020;

Current Liabilities

The balance of Current Liabilities in the fiscal year ended on December 31, 2021 was of BRL 25,194 million, representing 27% of the Total Liabilities, and in the previous fiscal year, it was of BRL 28,387 million, representing 33% of the Total Liabilities.

The main variations in Current Assets are explained by:

- Suppliers — increase mostly due to the following factors: (i) increased purchase price of raw materials, mostly of naphtha; (ii) change to naphtha purchase mix between national and imported; and (iii) effect on foreign exchange due to depreciation of Real against Dollar in BRL 0.38 considering BRL 5.20 in December 2020 vs. BRL 5.58 in December 2021;

- Braskem Idesa Financing — in 2020, long-term balances of Braskem Idesa, in the amount of BRL 6,539 million, were classified as current due to noncompliance with non-pecuniary obligations provided for in the contracts. In 2021, such obligations were complied with, and the balance was classified once again to non-current.

- increased "income tax and social contribution" mostly due to the current provision recognized of BRL 3,834 million over the period (Explanatory note No. 22.1(c)) with an exceeding advanced amount of BRL 1,759 million and transfer of BRL 576 million of current liabilities;

Non-Current Liabilities

The balance of non-current liabilities in the fiscal year ended December 31, 2021 was of BRL 61,167 million, while in the fiscal year of 2020 it was of BRL 61,563 million.

The main variations in Non-Current Liabilities are explained by:

- Reduced "Financing" mostly due to advanced settlements of Bonds over the fiscal year — USD 1.3 billion (BRL 6.9 billion) (Explanatory note No. 16(b));

- Increased "Braskem Idesa Financing" mostly due to issuance of USD 1.2 billion (BRL 6.7 billion) in sustainability-linked bonds with a 10-year term. The transferred current balance regarding the Project finance was fully settled in 2021 fiscal year;

- Reduced "Income tax and social contribution" due to the transfer of the balance of BRL 576 million to current liabilities;

- Reduced "Alagoas expenses provisions" mostly due to the transfer to current liabilities in the amount of BRL 1,543 million (full disclosure is presented in Explanatory note No. 26).

Shareholder's Equity

As of December 31, 2021, the positive Net Equity was BRL 6,204 million, compared to BRL 3,867 million (negative) in 2020, an increase mostly due to the net profit presented in the fiscal year ended December 31, 2021 in the amount of BRL 13,962 million and the effects of conversion of financial statements of controlled companies abroad in the amount of BRL 1,503 million. In addition, an amount of BRL 6,000 million regarding the income of the fiscal year ended December 31, 2021 was paid in advance.

Comparison between the main variations in equity accounts in the fiscal years ended December 31, 2020 and December 31, 2019.

Current Assets

The balance of Current Assets in the fiscal year ended on December 31, 2020 was of BRL 34,190 million, representing 40.0% of the Total Assets. In the previous fiscal year, the balance was of BRL 23,389 million, representing 34.0% of the Total Assets of the Company.

The main variations in Current Assets are detailed below (the Explanatory Notes refer to the Financial Statements of December 31, 2020);

- increased "Cash and cash equivalents" related mostly to the operating cash flow of BRL 6.293 million, net fund raising (net fund raising for payments) of BRL 3.410 million, positive exchange variation of the controlled companies' cash abroad of BRL 1.315 million and decrease by the investment in property, plant and equipment and intangible assets by BRL 2,722 million;

- increased "Financial investments" resulting mostly from restricted funds to support the Alagoas residents relocation program, referred to as Financial Compensation and Support to Relocation Program ("PCF") of BRL 1.323 million. On December 31, 2019 there was a balance of BRL 2.572 million recorded in the court freezing item, and said amount was released in 2020;

- increase in "Trade accounts receivable", due to the larger volume of sales in December 2020, in comparison with December 2019, and to the effect on the exchange by the appreciation of Dollar against Real of BRL 1.17 (Dec/19 BRL 4.03 vs. Dec/20 BRL 5.20), with an impact of BRL 550 million (Explanatory Note No. 5); and

- increased "Income tax and social contribution" - In March 2020, the U.S. government approved a program of aid and support to the U.S. companies, enacted in response to the economic impacts of COVID-19, called "Coronavirus Aid, Relief, and Economic Security Act" ("CARES" Act). This act permitted controlled company Braskem America to opt for the tax benefit of deducting 100% of the depreciation of the cost of assets in operation in 2020 ("bonus depreciation"), in the five preceding fiscal years. With the bonus depreciation benefit, Braskem America had a tax refund of BRL 982 million.

Non-Current Assets

The balance of Non-Current Assets in the fiscal year ended on December 31, 2020 was of BRL 51,893 million (60.0% in relation to the total assets), compared to the BRL 44,739 million (66.0% in relation to the total assets) in the previous fiscal year.

The main variations in Non-Current Assets are detailed below:

- reduction of "Taxes recoverable", due to the monetization of a supervening event pertaining to the exclusion of the ICMS from the PIS/COFINS tax basis, with other federal taxes being offset, at the amount of BRL 1.786 million in 2020. There is no balance of this supervening event in the Non-Current Assets on December 31, 2020 (Explanatory Note No. 10);

- reduction of "Court deposits" at the amount of BRL 1.312 million, resulting from the release of the amount frozen by an injunction to indemnify damages caused to the buildings and residents of the neighborhoods affected by the geological event in Alagoas (Explanatory Note No. 26.1(i));

- increased "Deferred Income Tax and CSL" resulting mostly from the following transactions: the Company taxes the exchange variation by the cash regime, the increase in value of the Dollar in relation to Real (28.9% during the year) caused an increase of the active deferred taxes of BRL 2.686 million, and the deferred income tax/CSL on the Alagoas provision of the period, of BRL 2.219 million.

- increased "Fixed Assets" related mostly to the acquisitions totaling BRL 2.696 million, positive effect of foreign currency conversion on the property, plant and equipment of overseas

subsidiaries of BRL 3.940 million, decrease resulting from the annual depreciation of BRL 3.313 million. The Fixed Assets line item represents 41.0% of the Total Assets in 2020 and 47.0% of the Total Assets in 2019.

Current Liabilities

The balance of Current Liabilities in the fiscal year ended on December 31, 2020 was of BRL 28,387 million, representing 33.0% of the Total Liabilities, and in the previous fiscal year, it was of BRL 16.216 million, representing 24.0% of the Total Liabilities.

The main variations in Current Assets are explained by:

- increased "Suppliers". The main effect was due to the increase of BRL 576 million for the purchase of naphtha from Petrobras;

- increased "Braskem Idesa Financing" resulting mostly from the transfer of the entire balance of the non-current liabilities of the Project Finance, totaling BRL 6,539 million, due to the failure to fulfill a part of the non-pecuniary obligations set forth in the agreements. (Explanatory Note No. 17);

- increased "Alagoas Expenses Provision", which had a complement of BRL 6.902 million in 2020, resulting from new facts, specialized technical studies and agreements with authorities. There was a decrease of the provision for payment and reclassification for the group of suppliers of BRL 1.182 million. The variation of the current liabilities during the year was of BRL 2,899 million (the complete disclosure is in Explanatory Note No. 26).

Non-Current Liabilities

The balance of Non-Current Liabilities in the fiscal year ended on December 31, 2020 was of BRL 61,563 million, and in the previous fiscal year, it was of BRL 47,968 million.

The main variations in Non-Current Liabilities are explained by:

- increase in "Financing" due mostly to the increase in value of the Dollar in relation to the Real, an impact of BRL 8,022 million. In addition, Braskem issued a hybrid bond (*) in August 2020, due on January 2081, and the balance in 2020 is of BRL 3,242 million. (Explanatory Note No. 16);

  (*) Pursuant to the specific methodology used by certain rating agencies, the debt is classified as a hybrid capital instrument. Thus, 50.0% of the fund raising amount do not form part of the indebtedness indexes calculated based on such methodology.

- decreased "Braskem Idesa Financing", due to the transfer of the long-term balance of the Project Finance to the current liabilities, of BRL 6.539 million, due to the failure to fulfill a part of the non-pecuniary obligations set forth in the agreements (Explanatory Note No. 17);

- Increase of the "Alagoas Expense Provision" was commented on in the variation of the current liabilities. The increase of the non-current liabilities in the fiscal year was BRL 2.893 million (full disclosure is in Explanatory Note No. 26);

Shareholder's Equity

As of December 31, 2020, the negative Net Equity was BRL 3,866 million compared to BRL 3,945 million (positive) in the same period of the previous year, impacted mainly by the loss in the fiscal year ended December 31, 2020, of BRL 7,015 million.

10.2 - Operating and financial result

(a) Results from the Company's transactions

(i) description of any significant revenue element

The information in this item is presented in item 10.2 (b) below.

(ii) factors with a material impact on operating results

Growth of Brazil's GDP and Domestic Demand for The Company's Products

In the fiscal year ended December 31, 2021, internal sales and exports of the Brazil segment represented 64.1% of the consolidated net revenue of all segments of the Company. Therefore, the Company's sales volume is affected by the economic situation of the country. The Company's results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because its products are used in the manufacture of a wide range of consumer and industrial products.

The following table shows the growth rates of the Brazilian GDP and other relevant macroeconomic indexes for the periods presented:

	Year Ended on December 31,		
	2021	2020	2019
GDP Increase/Decrease(1)	4.7%	(4.1)%	1.2%
Inflation (IGP-M)(2)	17.8%	23.1%	7.3%
Inflation (IPCA)(3)	10.1%	4.5%	4.3%
CDI rate(4)	4.4%	1.9%	4.6%
Appreciation (depreciation) of Real vs. U.S. Dollar	7.4%	28.9%	4.0%
Foreign exchange rate at the end of the period rate - USD 1.00	BRL 5.5805	BRL 5.1967	BRL 4.0307

Sources: Fundação Getulio Vargas, Central Bank of Brazil and Bloomberg

(1) Brazilian GDP according to Sistema IBGE de Recuperação Automática–SIDRA.

(2) Inflation (IGP-M) is the general market price index measured by Fundação Getulio Vargas.

(3) Inflation (IPCA) is a national extended consumer price index measured by IBGE - Brazilian Geography and Statistics Institute [Instituto Brasileiro de Geografia e Estatística].

(4) The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).

The Brazilian GDP growth has fluctuated significantly, and the Company's Management anticipates that it will likely persist. The Company's Management believes that economic growth in Brazil should positively affect its future sales volume of products in the Brazilian market, the net sales and services revenue and operating results. However, continued recession or low economic growth in Brazil would likely lead to a reduced volume of future sales in the Brazilian market, with a negative potential effect on its operating results.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar

The Company's results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the real against the U.S. Dollar since: (i) a substantial portion of the Company's net sales and services revenue is denominated in or linked to U.S. dollars; (ii) the Company's costs for some of its raw materials, principally naphtha, ethane, propane, propene and certain catalysts required in its production processes, are incurred in U.S. dollars or are linked to U.S. dollars; (iii) the Company have operating expenses, and make other expenditures, that are denominated in or linked to U.S. dollars; and (iv) the Company have significant amounts of U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars.

Virtually all of the Company's sales are of petrochemical products with international market prices expressed in U.S. Dollars. In general, the Company's Management seeks to define prices taking into account: (1) the price of the petrochemical products in the international markets; and (2) in Brazil, the Real/Dollar exchange rate variations. As a result, although a significant portion of its net sales and services revenue is denominated in Reais, substantially all of its products are sold at prices that are based on international market prices that are quoted in U.S. Dollars. On the other hand, fluctuations of Real will also affect the cost of naphtha, ethane, propane, propene and other raw materials linked to the U.S. Dollar.

The depreciation of Real against the U.S. Dollar generally increases the production cost for the products as well as the prices for its products in Reais (to the extent possible in light of then-prevailing market conditions in Brazil), which may result in reduced sales volumes of its products. To the extent that the Company's price increases are not sufficient to cover the increased costs for raw materials, its operational profit decreases. Conversely, the appreciation of Real against the U.S. Dollar generally decreases the production cost for its products as well as the prices for its products in Reais, which may result in increased sales volumes of the Company's products. In periods when the Real/U.S. Dollar exchange rate is highly volatile, there is usually a lag between the time when the U.S. Dollar appreciates or depreciates and the time when the Company is able to pass on increased costs, or is required to pass on reduced costs, in Reais to the Company's customers in Brazil. These pricing discrepancies decrease when the Real/U.S. Dollar exchange rate is less volatile.

The Company can enter into financial derivatives transactions to mitigate exchange rate risk associated with exposure to costs in Reais. Those operations can include call and put options and related strategies. For example, Braskem may apply a hedging strategy referred to as collar, which is composed of the purchase of a put option associated with the simultaneous sale of a call option, where both options having the same maturity. In this case, if the real depreciates and the strike price of the call exceeds the exchange rate of the option's exercise date, the Company may incur significant financial losses. However, since those strategies will be implemented only for non-speculative purposes (in accordance with the Company's financial policy), potential losses on derivatives transactions should be offset by more competitive fixed costs in Reais.

As a result, when the real depreciates against the U.S. Dollar: (i) the interest costs on the U.S. dollar-denominated debt increase in Reais, which adversely affects the consolidated net profits of operations in Reais; (ii) the amount of the Company's U.S. dollar-denominated indebtedness increases in Reais, and its total liabilities and debt service obligations in Reais increase; and (iii) financial expenses tend to increase as a result of foreign exchange losses recorded by the Company, mitigated by its decision to designate, on May 1, 2013, part of its U.S. dollar-denominated liabilities as a hedge for its future exports.

Effects of Brazilian Inflation

Brazilian inflation affects the Company's financial performance by increasing some of its operating expenses denominated in Reais (and not linked to the U.S. Dollar). A significant portion of its costs of sales and services rendered, however, are denominated in or linked to the U.S. Dollar and are not substantially affected by the Brazilian inflation rate. A not very significant portion of the debts is denominated according to inflation. Under this debt, the principal amount is generally adjusted with reference to the Broad Consumer Price Index (IPCA), an inflation index, so that inflation results in increases in its financial expenses and debt service obligations.

Effect of Sales Outside Brazil on The Company's Financial Performance

The Company have significant production capacity located outside of Brazil from its plants located in the United States, Germany and Mexico.

In the fiscal year ended December 31, 2021, 47.1% of net sales and services revenue were derived from the sale of products outside Brazil. As of December 31, 2020, 44.7% of net sales and services revenue were derived from the sale of products outside Brazil, compared to 45.6% in 2019.

Net sales and services revenue derived from the sale of products outside Brazil in 2021 increased 90.1% compared to 2020. Net sales and services revenues derived from sales outside Brazil increased by 9.6% during 2020, which in turn decreased by 9.0% during 2019.

Cyclical Events Affecting the Petrochemical Industry

Global consumption of petrochemical products has increased significantly over the past 30 years. Due to this growth in consumption, producers have experienced periods of insufficient capacity for these products. Periods of insufficient capacity, including some due to raw material shortages, have usually resulted in increased global capacity utilization rates and international market prices for the Company's products, leading to increased prices and operational margins of the Company. These periods have often been followed by periods of capacity additions, which have resulted in declining global capacity utilization rates and prices of the Company's products in the international market, leading to declining prices and operational margins of the Company.

These cyclical trends in international selling prices and operational margins relating to global capacity shortfalls and additions will likely persist, mostly due to the continuing impact of four general factors:

(a) general business cyclical trends, including under aspects related to climate change and circular economy, and trends of economic activities produce oscillations in the demand for petrochemicals;

(b) during periods of reduced demand, the high fixed cost structure of the capital intensive petrochemicals industry generally leads producers to compete aggressively on price in order to maximize capacity utilization;

(c) significant capacity additions, whether through plant expansion or construction, can take up to three to four years to implement and are therefore necessarily based upon estimates of future demand; and

(d) as competition in petrochemical products is, in most cases, focused on price, being a low-cost producer is critical to improved profitability. This favors producers with larger plants that maximize economies of scale, but construction of plants with high capacity may result in significant increases in capacity that can outstrip demand growth.

Effects of the fluctuation of the international prices of the main raw materials

In Brazil, naphtha, ethane and propane are the main raw materials used in the production of the products of the first and second petrochemical generation, which corresponded to 37.0%, 0.9% and 1.3%, respectively, of the consolidated cost of the Company's products sold in 2021.

The Company also purchases from third parties part of the propene used in the PP plants in Brazil, which represented 6.3% of the consolidated cost of the Company's products sold in 2021. In the United States and Europe, propene is the main raw material consumed in the production of PP in those regions, and represented 23.3% of the consolidated cost of the Company's products sold in 2021. In Mexico, ethane is the main raw material used in the integrated production of PE, which corresponded to 1.3% of the consolidated cost of the Company's products sold in 2021.

Naphtha is purchased at prices based on the prices of naphtha in the Amsterdam-Rotterdam-Antwerp market ("ARA"), or ARA reference price, and ethane and propane priced based on the Mont Belvieu market. The Company purchases the propane used in Brazil, and by the USA and Europe Unit at prices based on the reference of the Golf of the US and Europe. The Company purchases light hydrocarbon of refinery (HLR) in Brazil at prices based on the price of the imported natural gas.

The prices of naphtha, ethane, propane and propene have been and can be maintained volatile. An increase in the prices of naphtha, ethane, propane or propene would reduce the gross margin of the Company and affect in a negative manner its total financial result, if it is not possible to transfer this increase in costs to the clients, and could reduce the volume of sales of our products. Conversely, significant decreases in the price of these raw materials and, consequently, of production cost, generally increase its gross margins and its results of operations and may increase the sales volumes

if the Company lower its prices. In periods of high volatility in the price of these raw materials, there is usually a lag between the increase or decrease of these prices and the time that the Company is able to pass on increased, or required to pass on reduced, costs to its customers. These pricing discrepancies decrease when the prices are less volatile.

Effects of the fluctuation of the international prices of the products sold

In Brazil, the prices charged by the Company for many of its chemical products and thermoplastic resins in general are based on prices in the international markets. Usually the prices of the second generation products exported from Brazil are practiced in the international spot market. In the United States and in Europe, the prices of PP commercialized on those regions are determined based on the pricing of the regional market. In Mexico, the price of PE is defined based on the prices in the Gulf Coast of the United States.

Significant increases in the international market prices of the Company's petrochemical products and, consequently, the prices that the Company is able to charge, generally increase its net sales and services revenue and its results of operations to the extent that the Company is able to maintain its operational margins and the increased prices do not reduce sales volumes of its products. Conversely, significant decreases in the international prices of the petrochemical products, and, consequently, the prices that the Company charges, generally reduce its net sales and services revenue and its results of operations if the Company is unable to increase its operating margins or these reduced prices do not result in increased sales volumes of its products.

Capacity Utilization

The Company's operations are capital intensive. Accordingly, to obtain lower unit production costs and maintain adequate operational margins, the Company seeks to maintain a high capacity utilization rate at all of its industry units.

The table below sets forth capacity utilization rates with respect to the production facilities for some of the Company's principal products for the periods presented.

	Year Ended on December 31,		
	2021	2020	2019
Ethylene	81%	81%	85%
PP USA and Europe	87%	89%	89%
PE Mexico	66%	74%	76%

In the fiscal year ended December 31, 2021, the use rate of petrochemical central production units in Brazil was affected mostly by the general scheduled stop for maintenance in the petrochemical central production unit of the ABC region (cities of Santo André, São Bernardo do Campo and São Caetano) in the state of São Paulo) for 63 days and by the operational restrictions after resumption from the general scheduled stop for maintenance and implementation of the energetic efficiency project, due to a technical failure in one of the four engines that replace the steam turbines of this petrochemical complex. The plant's standard capacity conditions were reestablished in December 2021 through a temporary solution, and the definitive solution is being developed by the equipment supplier. The use rate in the United States was affected mostly by (i) the impacts of the winter storm Uri in the US Gulf Coast in the 1Q21; and (ii) the scheduled and non-scheduled stops for maintenance in the region in the 4Q21. In Europe, the use rate was affected by the recovery of demand after the impacts of COVID-19. The use rate of Mexico was mostly affected by the (i) restriction to the operations during most of the 1Q21 after the natural gas transportation interruption; (ii) unscheduled stop in May due to a one-off instability in the electricity supply of Braskem Idesa; and (iii) decrease of the volume of ethane supplied by Pemex in 2021.

In 2020, the average use of capacity was impacted by the temporary decrease in the demand and the movement of decrease of stocks in the petrochemical and plastic production chain in the second

quarter of the year, caused by the COVID-19 pandemic. This effect was partially compensated by the normalization of industrial operations from the third quarter of 2020 onwards.

In 2019, the average use of capacity was impacted (i) by the low use of cracker in the State of Bahia, by virtue of the stoppage of the chlorine-soda plant in the State of Alagoas; (ii) by the scheduled stop of one of our production lines at the Bahia cracker in 4Q19; (iii) by the low use of the Rio Grande do Sul crackers, due to logistic issues, and (iv) by the drop in the marginal profitability of the resin export.

Effects of Brazilian Industrial Policy

The Brazilian government has a significant influence in some sectors of the domestic economy, including the petrochemical sector in which the Company operates. The Brazilian government has adopted, or is considering adopting, measures to boost the competitiveness of domestic companies, as described below.

Reintegra

In December 2011, the Brazilian government implemented the "Reintegra" program, which is designed to improve the competitiveness of Brazilian manufacturers in the international markets by fully or partially returning federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased thereby increasing Brazilian demand for the Company's products. The original program ended in the end of December 2013. In August 2014, the Brazilian government permanently reinstated Reintegra, the program was established on a permanent basis and with mobile rates, which could vary by up to 5.0% of the revenue of the companies with exports, with a refund tax rate of 0.1%. In October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015.

However, in March 2015, the Brazilian federal government again decreased the rate to 1.0% for 2015 and 2016. In October 2015, according to Decree 8,543/2015, the Brazilian federal government decreased the refund rate to 0.1% as of December 1, 2015 which remained in effect until December 31, 2016. As of August 28, 2017, pursuant to Decree 9,148, that amended Decree 8,543/2015, the Reintegra rate increased to 2.0% effective as of January 1, 2017 until December 31, 2018. However, on May 30, 2018, the President issued a new Decree reducing the Reintegra rate to 0.1% from June 1, 2018 on.

Import Tariffs at Local Ports

Historically, tariffs on imports have been established by the federal government. However, in recent years, some Brazilian states established tax incentives to attract imports at local ports in order to raise revenue and develop local port infrastructure, primarily in the form of reductions of ICMS taxes that would otherwise be due to these states. Industry and union leaders have alleged that such legislation creates a subsidy for imported products, thereby harming local industry.

As of January 1, 2013, legislation took effect reducing the maximum ICMS tax that the state can charge from a rate of 12.0% to 4.0% on interstate sales of imported raw materials and other goods or goods with an Import Content above 40.0%. Except for some exceptions, the tax rate of 4.0% is not applicable to imported goods with no similar national goods, to goods produced in compliance with the basic production processes and to the operations that distribute gas from abroad to other States. As a result, current tax incentives offered by some Brazilian states for the import of goods in the form of discounts on ICMS tax rates have become less attractive.

Pricing and Tariffs

The Company establishes the sale prices for the ethylene, by reference to international market prices. Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. The Company establishes the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

Second generation producers, including the Company's company, generally set prices for their petrochemical products by reference to several market factors, including the prices paid by third generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

The Brazilian government has used import tariffs to implement economic policies. As a result, import tariffs imposed on petrochemical products have varied in the past and may vary in the future. Tariffs on imports of first generation petrochemical products are between 0.0% and 4.0%, and tariffs on PE, PP and PVC resins are 14.0%.

In November 2021, the Brazilian Government unilaterally reduced by 10.0% the import tax rates of almost 87.0% of the Brazilian tariff set. As a consequence, Braskem's resins now have a tax rate of 12.6%. In principle, such measure shall remain in force until December 31, 2022, but there is an expectation that it will be converted into a definitive measure.

Imports and exports within the free trade area in South America (Mercado Comum do Sul), or Mercosur, which is composed of Argentina, Brazil, Paraguay and Uruguay, have not been subject to tariffs since December 2001. Imports of suspension PVC from Bolivia, Chile, Colombia, Cuba, Equator, Peru and Venezuela are not subject to tariffs, due to a number of trade agreements. Imports of suspension from Mexico are subject to reduced tariffs of 11.2%, due to a trade agreement. Imports and exports among Mercosur and Colombia, Ecuador e Venezuela are not subject to tariffs due to a trade agreement since 2005.

Imports of suspension PVC from the U.S. and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior), or CAMEX. Suspension PVC imports from China have also been subject to taxation of 21.6% since 2008. The anti-dumping measures applied to suspension PVC from the USA and Mexico would, in principle, expire in September 2021, but Braskem requested such measures to be extended for additional 5 years. For now, Braskem's request is under analysis by the Brazilian government, to be concluded in September 2022, when a decision is to be made. Over this period, the referred to anti-dumping measures will remain in force. On the other hand, the anti-dumping measures applied to suspension PVC imports from China have been recently renewed and will be in force until August 2025.

Additionally, in December 2010, CAMEX imposed an anti-dumping measure of 10.6% on PP imports from the United States. Those measures were renewed in November 2016. As from August 2014, the Brazilian government imposed anti-dumping measures on PP imports from South Africa, India and South Korea of 16.0%, 6.4 to 9.9% and 2.4 to 6.3%, respectively. Such measures were reviewed in 2020, when the Brazilian government decided to extend the anti-dumping measures applied to PP imports from India, reduce to 4.6% the measures applied to South Africa, and eliminate the measures applicable to PP imports from South Korea. The anti-dumping measures applied to PP imports from the United States would expire in November 2021, but Braskem requested such measures to be extended for additional 5 years. For now, Braskem's request is under analysis by the Brazilian government, to be concluded in November 2022, when a decision is to be made. Over this period, the referred to anti-dumping measures will remain in force. On the other hand, the measures applied to PP imports from South Africa and India expire in December 2025.

Special Regime of the Chemical Industry (REIQ) - PIS/COFINS Tax Incentive

In 2013, the Brazilian Government approved the reduction of the PIS and COFINS tax rates on the purchase of raw materials by first and second generation producers, which serve several economic sectors. The measure aimed at partially reestablishing the competitiveness of the national industry, weakened by factors related to infrastructure, productivity, costs of raw material and energy, and foreign exchange, which made pressure on the commercial deficit of the chemical industry, according to ABIQUIM [Brazilian Association of the Chemical Industry], which ended 2021 in USD 37 billion. At the end of 2018, the Company had a refund of 3.65% of the PIS and COFINS tax rate on the purchase of petrochemical raw material.

In May 2018 REIQ [Special Regime of the Chemical Industry] was revoked by Provisional Measure 836/18 with effects from September 1, 2018. However, in October 2018, the Provisional Measure was not converted into definitive legislation and, therefore, the refund of 3.65% of the PIS and COFINS tax rate on the purchase of petrochemical raw materials was maintained.

As of March 1, 2021, through Provisional Measure No. 1034/21 by the Presidency of the Republic of Brazil, the Federal Government proposed once more the extinction of REIQ as from July 1, 2021, respecting the constitutional principle of the 90-day term for taxpayer to adapt to the new tax rate. As of June 23, 2021, the Brazilian National Congress approved the Conversion Bill No. 12/2021, arising from the approved modifications to the Provisional Measure.

As of July 15, the President of the Republic of Brazil sanctioned the proposed text, converting it into Law No. 14,183/2021, which provides for progressive reduction of REIQ within 3.5 years, extinguishing it as from January 1, 2025. According to the table below:

Period	Special Regime of the Chemical Industry (REIQ)
Up to June 2021	3.65%
Up to December 2021	2.92%
2022	2.19%
2023	1.46%
2024	0.73%
2025	Full Extinction

So, from July 15, 2021 to December 31, 2021, the effect of REIQ on the Company's income will be a 2.92% reduction in cost of acquisitions and imports of raw materials (naphtha and others) and no longer of 3.65%.

As of December 31, 2021, the Brazilian Federal Government issued Provisional Measure No. 1,095 which once more aims at extinguishing REIQ as from April 1, 2022. As it is a Provisional Measure, it needs the approval of the Chamber and the Senate up to June 1, 2022 to maintain Law No. 14,183/2021 or to officially change its effects and convert it into Law.

Effect of Level of Indebtedness and Interest Rates

In the fiscal year ended December 31, 2021, the consolidated indebtedness of the Company, net of transaction costs, was BRL 47,405.7 million (USD 8,494.9 million), including BRL 12,311.5 million (USD 2,206.2 million), related to the financing of the project finance in Mexico. This level of indebtedness of the Company results in relevant financial expenses, reflected on the financial statements of the Company. These expenses are expenses with interest, with debts' foreign exchange variation in relation to the US Dollar and other currencies, foreign exchange gains or losses, among other items. In the fiscal year ended December 31, 2021, we recorded a total of BRL 8,082.5 million, of which BRL 2,923.0 million are linked to payment of interests on debts. A loss of BRL 4,002.8 million related to the foreign exchange variation of financial assets and liabilities was also recorded. The interest rates that the Company pays depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of the Company, the Company's industry and the Brazilian economy made by potential lenders to the Company, potential purchasers of its debt securities and the rating agencies that assess the Company and its debt securities.

Effect of Taxes on The Company's Income

The Company is subject to several federal and state taxes in several jurisdictions accruing on our operations and income. The Company is subject to Brazilian federal income tax (combined with Social

Contribution on Net Income (CSLL) at an effective rate of 34.0%, which is the standard corporate tax rate in Brazil. The Company has available certain federal tax exemptions and reductions based upon federal law that offers tax incentives to companies that locate their manufacturing operations in the Northeastern region of the country. Such exemptions and reductions are granted and administrated by the Northeastern Development Secretariat (SUDENE) and have a 10-year validity term for each of the Company's plants located in the state of Bahia and Alagoas.

The Income Tax exemption accrues on profits obtained with the sale of the following products produced in the Northeastern region: (i) the PE manufactured at one of the PE plants in the Camaçari Complex the exemption of which will be in force until 2026; and (ii) the PE manufactured at one of the plants in the Camaçari Complex and caustic soda, chlorine, ethylene dichloride (EDC) and PVC manufactured at the plants in the Camaçari Complex and Alagoas, the exemption of which will be in force until 2024. The benefit may be renewed for an equal period upon request, which must be approved by SUDENE.

Each of the exemptions entitles the Company to pay 15.25% of income tax plus the CSLL with tax rate at 9.0% due to a reduction of 75.00% of the income tax rate (from 25.0% to 6.25%) owed on the profit arising from the economic activity at these plants.

In what refers to losses, Income tax loss carryforwards available for offset in Brazil do not lapse, but, according to the current laws, their annual offset is limited to 30.0% of the net adjusted profit (taxable income). This same limit also affects the CSLL Negative Tax Basis.

The consolidated amount includes the impact from the different tax rates in countries where foreign subsidiaries are located, as follows:

- Braskem Europe (Germany) - 31.11%
- Braskem America and Braskem America Finance (United States) - 24.09%
- Braskem Argentina (Argentina) - 25.00%
- Braskem Petroquímica Chile (Chile) - 35,00%
- Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc Netherland (The Netherlands)- 25.00%
- Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços and Braskem México Proyectos Sofom and Terminal Química (Mexico) - 30.00%
- Braskem India Private (India) – 30.00%

The consolidated amount also includes the impact of the Universal Basis Taxation, introduced by articles 76 and 77 of Law No. 12,973 of 2014. Such law determines the positive portions of income obtained by controlled companies abroad shall be included in the IRPJ and CSLL tax basis in Brazil on an individual basis. If the controlled company has previous losses, such losses may be deducted up to the assessed profit amount, and taxpayer is thus obliged to inform the Brazilian Federal Revenue Office about the accumulated losses.

In summary, the aggregate profit obtained by subsidiaries as reported above shall be offered to IRPJ and CSLL taxation in Brazil, except for the profit obtained by controlled companies with seat in countries with which Brazil has a Treaty to avoid Double Taxation. The profit obtained by companies with seat in these countries will be taxed only upon distribution to their respective controlling companies.

In addition, the Universal Basis Taxation mechanism also allows for the use of the tax provenly paid by controlled companies abroad as tax credit, up to the limit of the tax due at the tax rate of 34% of the profits obtained by the controlled company in Brazil, with an offset exceeding this limit being prohibited. Furthermore, the legislation also allowed controlled companies in Brazil to apply a presumed tax credit at the tax rate of 9.0% on the profits obtained by controlled companies abroad which exercise industrial

activities up to 2022. Braskem has been applying this mechanism to controlled companies Braskem Europe GmBH, Braskem America Inc. and Braskem Idesa SAPI.

Bill No. 2,502/21, which, among other things, proposes an extension to the use of presumed tax credit up to 2032, as well as inclusion of activity "service provision" into the beneficiaries list, is currently being discussed in the Brazilian Federal Senate.

The Company's export sales are currently exempt from: (1) Social Integration Program - PIS; (2) Contribution to the Funding of Social Security - COFINS, a federal tax on added value; (3) Tax on Industrialized Products - IPI, a federal on added value of industrialized products; and (4) ICMS.

(b) Variations in revenues attributable to price changes, currency exchange rates, inflation, volume alterations and the introduction of new products and services and c) Impact caused by the inflation, the variation in prices for the most important inputs and products, the currency exchange and the interest rate in the Company's operation income and the financial result, if applicable.

OPERATING INCOME

The Officers present below the analysis of the three last years per region where the Company operates:

BRAZIL

The spread of the main chemicals produced by Braskem increased 73.5% compared to the same period of the previous year, due to the general increase of prices supported by the increased oil and naphtha prices in the international market. In addition to this factor, recovery of economies from the developments of the fight against COVID-19, the greater demand for consumption goods and logistic restrictions in the supply chain also caused an increase in spreads. In 2020, the spread of the main chemical products produced by Braskem dropped, since prices of all basic chemicals also dropped, but at a greater proportion (in USD/ton) than the ARA naphtha price. Due to the COVID-19 pandemic, the demand for basic chemicals was strongly affected, resulting in more challenging spreads.

Regarding the PE spread, there was a 109.1% increase in 2021 compared to 2020, mostly due to the increased price of polyethylene as a result of (i) restrictions in the global supply chain and consequent increase of freight prices; (ii) the impact on offer due to natural events in the US Gulf Coast; and (iii) a healthy demand, mostly due to a change in consumers' purchasing habits as a result of COVID-19 also influenced the market, boosting, for instance, the demand for packages. The PE spread greatly increased in 2020, especially due to the 30% drop in the naphtha price, influenced by the drop of the oil price in the international market, due to the deceleration of the global economy because of COVID-19, which led to a drop in the demand for oil; the PE price in the USA, in turn, did not accompany the drop in the price of raw material and remained in line with 2019, especially due to the high demand, with emphasis on the segment of packages and offer restrictions, such as the interruptions caused by hurricanes in the USA.

The PP spread increased 6.3% compared to 2020 due to: (i) the restricted offer of resin as a result of the impact of storm Uri on the production in the US Gulf Coast; (ii) the impact of logistic restrictions in the supply chain; and (iii) the impacts of COVID-19 on the demand for petrochemicals and resins. In 2020, the PP spread increased because the drop in PP prices was smaller than that of naphtha in the year due to a strong demand for resin in the region. In 2019, the PP spread was lower than in 2018, mostly due to the weakening of demand, mainly from the automobile industry, impacted by the end of tax incentives for the purchase of cars in China and by the new emission standards for greenhouse gases in China and Europe, combined with the entry into operation of new PP capabilities in Asia.

The PVC spread increased 74.5% compared to 2020, mostly due to the increased price of PVC from Asia in relation to a scenario of offer restriction. The PVC spread increased in 2020, which was mostly due to the lower prices of naphtha and USA EDC. The USA EDC price had its demand affected by COVID-19, especially in the second quarter of 2020. The Asia PVC price, in turn, did not follow the drop in the price of raw materials and remained practically in line with 2019, especially due to the demand owed to the recovery of industrial activities in China. In 2019, the PVC spread was lower than in 2018 due mainly to the weakening of the PVC demand in Asia, because of the trade war between

the United States and China and India's antidumping policy, due to the higher EDC demand in the market, including Braskem's.

Demand for resins in the Brazilian market (PE+PP+PVC) was of 5.9 million tons, 2.6% more compared to 2020, mostly due to the healthy demand regarding COVID-19 impacts in the first half of 2020, which resulted in a reduced demand and in the inventory reduction movement in the production chain of the petrochemical and plastic industry over this period. In 2020, the demand for resins in the Brazilian market (PE+PP+PVC) was for 5.7 million tons, a 7.6% increase in relation to 2019. Up to the first half of 2020, demand for resins in the Brazilian market dropped 3.5% in relation to the same period in 2019 due to the impacts of COVID-19, as mentioned above. However, demand increased in 2020 in relation to 2019, especially due to the quick recovery of the demand for resins in the second half of 2020, propelled by the segment of packaging, civil construction and hygiene & personal care. In 2019, the demand increased by 2.3% in relation to 2018, due to the decrease of the basic interest rate of the Brazilian economy and to the increased confidence of businessmen and consumers, which especially leveraged the segments of agribusiness, food and the beginning of the recovery of civil construction.

The use rate of the petrochemical central production units was of 80.7% due to (i) the pit stop (a quick scheduled stop for maintenance) occurred in the petrochemical central production unit of Rio Grande do Sul; (ii) the general scheduled stop for maintenance at the petrochemical central production unit of the ABC region in São Paulo for 63 days; and (iii) the unavailability of raw material at the petrochemical central production unit of Rio de Janeiro due to the resumption process after the national supplier scheduled stop.

The use rate of petrochemical central production units in Brazil was of 80.7% in 2020, 4 percentage points lower than in 2019. During the first half of 2020, the Company reduced production of the petrochemical central production units due to the impacts of COVID-19 in the period. In the third quarter of the year, the Company resumed production of the petrochemical central production units to the normal level due to demand recovery, but, as a result of operational adjustments in the petrochemical central production unit of São Paulo, the use rate of such units in Brazil was affected in the fourth quarter of 2020, resulting in a lower average use rate in comparison with 2019. In 2019, the use rate was 84.9%, 6 percentage points lower than 2018, mainly due to: (i) the decreased load at the Bahia central, as a result of the stoppage of the chlorine-soda and dichloroethane (EDC) plants in Alagoas; (ii) the scheduled stop in one of the production lines at the Bahia petrochemical central in 4Q19; (iii) logistic issues with the receipt of raw material by the Rio Grande do Sul central; and (iv) to the load decrease at the centrals, due to the drop of marginal profitability of the resin export.

Resin sales in the Brazilian market amounted to 3.5 million tons, 4.6% less than in 2020 due to a market share reduction in all resins, mostly due to the general scheduled stop for maintenance at the petrochemical central production unit in the ABC region in São Paulo and to the increased volume of imports. The resin sales in the Brazilian market increased in 2020 in relation to 2019, totaling 3.7 million tons, due to (i) the increased demand for resins; (ii) the Brazil segment's strategy to prioritize serving the Brazilian market; and (iii) the movement to restore the chain stocks as a consequence of the economic improvement in the third quarter of 2020. In 2019, resin sales remained in line with 2018. Regarding the main chemicals, sales totaled 2.2 million tons, 19.5% more than sales volume over the same period in 2020, a year which recorded an annual total of sales volume in the Brazilian market of 2.7 million tons, 3.7% less than 2019, which reported a decrease of 2.1% compared to 2018.

Resins and main chemicals exports were of 0.8 million and 0.5 million, respectively, both below those of the previous year due to logistic restrictions to exports and lower availability of products as a result of the normalization of the Brazilian market. In 2020 the resins exports were 1.1 million tons, and the main chemicals exports were 0.5 thousand tons, 24.0% and 23.7% lower than 2019, respectively, due to the Brazil segment's strategy of prioritizing the Brazilian market and the transfer of the products from exports to the Brazilian market.

Net sales and services revenue of the Brazil segment in 2021 was BRL 69,494.9 million, 70.4% more than 2020 (BRL 40,794.4 million) mostly due to the higher price of the main chemicals and resins in the international market and greater volume of sales of main chemicals, as a result of the strong demand and logistic restrictions in the supply chain, offset by the smaller volume of resin sales due to the scheduled stops over the period. In 2020, net sales and services revenue of the Brazil segment

was of 40,794.4 million, 4.2% more than 2019, mostly due to the greater volume of resin and main chemicals sales and due to the better prices in the international resin market, in addition to the depreciation of Real against Dollar between these periods. In 2019, the net sales and services revenue of the Mexico segment was BRL 39,142.6 million, 7.0% lower than in 2018 (BRL 42,078.2 million), due to the lower sales volume of chemicals and resins and the lowest prices in the international market for most products.

Cost of products sold in the Brazil segment in 2021 amounted to BRL 49,309.6 million, 51.7% more than 2020 (BRL 32,498.0 million) due to: (i) the 79.0% increase of price of the Amsterdam-Rotterdam-Antwerp (ARA) naphtha; (ii) the 62.7% increase in the ethane price in the international market; and (iii) the 10.5% increase in volume of main sales of chemicals in Brazil. The gross profit of the Brazil segment was BRL 20,185.4 million, 143.3% greater than 2020 (BRL 8,296.4 million), due to the increased resin prices in the international market. In 2020, cost of products sold of the Brazil segment was of 32,498.0 million, 7.3% less than 2019, mostly due to the lower prices of the main raw materials in the international market. For the same period, the gross profit of the Brazil segment increased 102.5%, going from BRL 4,096.2 million in 2019 to BRL 8,296.4 million in 2020, mainly as a result of: (i) higher international prices for resins in Brazil; and (ii) impact of the depreciation of Real against Dollar over the period. In 2019, cost of products sold of the Brazil segment was BRL 35,046.3 million, decrease of 0.6% compared to 2018 (BRL 35,247.5 million). On the other hand, the segment's gross profit was BRL 4,096.2 million, 40.0% lower than in 2018 (BRL 6,830.7 million).

The operational profit of the Brazil segment amounted to BRL 16,366.6 million, compared to a loss of BRL 257.9 million in 2020. In 2020, the operational profit of the Brazil segment reduced 86.5%, going from BRL 1,908.6 million of operational loss in 2019 to an operational loss of BRL 257.9 million in 2020. In 2018, the Brazil segment reported operating income of BRL 5,577.0 million.

UNITED STATES AND EUROPE

The PP spread in the United States ended 2021 with a 91.0% increase in relation to 2020 due to (i) the increased price of PP as a result of a greater demand, boosted by the resumption of the industrial activity in the region, and by the restricted offer as a result of the impacts of the winter storm Uri in the US Gulf Coast in the beginning of the year and the impact of logistic restrictions in the global supply chain; and (ii) the increased price of propene in the United States as a result of greater demand, and the restricted offer as a result of the winter storm Uri in the region and non-scheduled stops for maintenance in propane dehydrogenators (PHDs). As the increase in resin prices exceeded the increase of raw material, spreads increased in the period.

The PP spread in the United States ended 2020 with a slight drop of 2.5% in comparison with 2019. In April and May, the industrial activity in the region was strongly affected by the social distancing measures, but from July onwards, the industrial activity in the region picked back up, measured by the purchasing managers' index (PMI), which was above 50, indicating an expansion of the segment. On the offer side, the only addition of material PP capacity in the region was by Braskem (Delta), with little impact on the offer during the period, as it only started production in September. In 2019, the PP spread increased due to: (i) the high rates of use of the DHP plants; and (ii) greater use of natural gas liquids (butane especially) in the crackers, increasing the propene offer.

In the fiscal year ended December 31, 2021, the PP spread in Europe was 93.3% higher compared to 2020 due to (i) the PP price increase as a result of a healthy demand, supported by the demand for durable goods, consumer goods and packages, and due to the restricted offer due to scheduled and non-scheduled stops of producers in the region and lower imported product flow with the impact of logistic restrictions in the global supply chain; and (ii) the propene price increase mostly as a result of a healthy demand and the lower offer with scheduled stops for maintenance of local producers and with the impact of logistic restrictions in the global supply chain. As the increase in resin prices exceeded the increase of raw material, spreads increased in the period.

The PP spread in Europe was higher in 2020. In the year, the PP demand in Europe was impacted by the COVID-19 scenario, especially in the automotive segment. However, the drop in the propene price in Europe was greater than that of PP in the region, influenced by the steep drop in the price of oil (-35.8%) and naphtha (-29.8%) in the international market. In 2019, the PP spread was lower due to the

economic deceleration in the region, connected to the increased offer of propene with the normalization of the logistic restrictions to river transportation, which affected the region in the previous year.

The PP demand in the United States in the fiscal year ended December 31, 2021 increased 7.9% compared to 2020 due to the normalization of industrial activities and recovery of the world economy after the impacts of COVID in the second and third quarters of 2020. In 2020, the demand for PP in the United States was greater than in 2019, due to the upward movement of the stocks in the production chain, in the second semester of the year, which compensated for the negative impacts of COVID-19 in the second quarter. In 2019, there was a decrease in the U.S. market due to the weakening of the manufacturing and automotive segments.

The demand for PP in Europe in the fiscal year ended December 31, 2021 increased 9.0% when compared to 2020 due to the greater demand of the durable goods industries, with an emphasis on the home appliances and automotive industries, after the negative impacts of COVID on the world economy during the previous year, mostly on the automotive industry. In Europe, the demand for PP decreased in 2020 due to the negative impacts of COVID-19 on the worldwide economy, especially in the automotive segment. In relation to the European market, the PP demand increased in 2019 due to its more frequent use in the segment of consumer goods and services, with emphasis on packages, household utensils, special-purpose lids and films and in medicine, even though the automotive segment suffered a drop in the region.

In the fiscal year ended December 31, 2021, the use rate in the United States was of 85.5%, 6.3 percentage points lower compared to the same period in the previous year due to the impacts of winter storm Uri in the US Gulf Coast in the 1Q21 and the scheduled and non-scheduled stops for maintenance in the region in the 4Q21 in the region. In the United States, the use rate had a slight increase in 2020 in relation to 2019 due to the normalization of the industrial unit operation in the region from the second quarter of 2020 onwards, compensating for the temporary decrease in the second quarter of 2020.

In the fiscal year ended December 31, 2021, the use rate in Europe was of 91.2%, an increase of 12.3 percentage points due to the lower demand of the previous year, mostly in the automotive industry, reflecting the impacts of COVID-19. In 2020, the use rate also had a slight increase in relation to 2019, due to the operational problems of 2019.

In 2019, the usage rate was 88.2%, 2.0% higher than in 2018, due to the better operational performance of the plants in the United States, which offset the drop of the usage rate in Europe, as a result of the logistical restriction in the receiving of propylene at the plants because of operational issues of suppliers.

In this regard, in the fiscal year ended on December 31, 2021 the PP sales of the United States and Europe were 8.4% greater than in 2020, totaling 2,2 million tons. In 2020, PP sales were greater than in 2019, totaling 2.0 million tons. In 2019, sales were in line with 2018, totaling 1.9 million tons.

The net revenue from sales and services of the USA and Europe increased by BRL 17,764.9, or 121.4%, to BRL 32,403.6 million in 2021, from BRL 14,638.7 million in 2020, especially as a result of the greater sales volume due to the ramp-up of the new PP plant (Delta) in the United States, which started commercial production in September 2020, and higher PP prices in the international market, due to the strong demand and logistic restrictions in the supply chain. In 2020, the net revenue from sales and services of the USA and Europe segment increased by 45,7% in relation to 2019, going from BRL 10,044.3 million in 2019 to BRL 14,638.7 million in 2020, due mostly to the greater PP sales volume by the USA and Europe segment and the impact of the Real devaluation in relation to the US. Dollar in the period. In 2019, the net revenue from sales and services of the USA and Europe segment decreased 14.3% compared to 2018, from BRL 11,725.6 million in 2018 to BRL 10,044.3 million in 2019, mainly due to lower availability of polypropylene for sale in Europe because of the low operation of the plants as there were operational problems affecting propylene suppliers and the consequent lack of raw material at one of the Company's plants.

The cost of the products sold in the United States and Europe segment increased by BRL 11,005.7 million, or 89.2%, to BRL 23,343.2 million in 2021, from BRL 12,337.5 million in 2020, mostly as a

result of the greater sales volume in the United States, due to the ramp-up of the new PP plant (Delta) in the United States, which started commercial operations in September 2020, and in Europe, due to the increased propene prices in both regions. The gross profit of the United States and Europe segment was BRL 9,060.4 million in 2021, 293.7% greater than 2020, due to the increased PP prices in the international market.

In 2020, the cost of the products sold in the United States and Europe segment was BRL 12,337.5 million, 50.1% greater than 2019, due to: (i) greater sales volumes by the Segments, which is a reflection of the better industrial performance, resulting in a greater availability of polypropylene for sale in the year; and (ii) the impact of the Brazilian Real devaluation in relation to the US Dollar in the period. The gross profit of the segment increased by 26.0%, going from BRL 1,826.7 million in 2019 to BRL 2,301.2 million in 2020, mainly as a result of: (i) higher international PP prices in Europe; (ii) greater PP sales volume by the USA and Europe segment; and (iii) Real devaluation in relation to the Dollar in the period.

In 2019, the cost of products sold in the United States and Europe segment was BRL 8,217.5 million, a decrease of 10.6% compared to 2018 (BRL 9,195.7 million), due to the greater availability of propylene in the United States because of the high usage rates of PDH plants and increased usage of natural gas liquids in petrochemical plants, and the normalization of logistical restrictions on propylene in Europe, which affected the region in the previous year due to low river levels. On the other hand, gross profit was BRL 1,826.7 million, 27.8% lower than in 2018 (BRL 2,529.9 million).

In the fiscal year ended on December 31, 2021 the operational profit of the United States and Europe segment increased by BRL 6,636.7, or 443.2%, to BRL 8,134.0 million in 2021, from BRL 1,497.3 million in 2020. In 2020, of the operational profit of the United States and Europe segment increased by 17.2%, going from BRL 1,277.2 million in 2019 to an operational profit of BRL 1,497.3 million in 2020. In 2019, the segment's operating profit decreased by 40.2%, compared to 2018 (BRL 2,134.0 million).

MEXICO

The PE spread in North America in 2021 increased by 110.5% in relation to 2020. The increased PE price in the USA was due (i) to the impacts of the Uri winter storm in the USA Gulf coast during the 1Q21, resulting in a decrease of the offer in the 1Q21 and 2Q21; (ii) to the impacts of the logistic restrictions on the global supply chain; and (iii) to the maintenance of a healthy demand, mostly due to the changes in the consumers' habits. In relation to ethane, the increase in 2021 is explained mostly by the (i) increase of the natural gas price, due to the increased exports to Europe, given the scenario of offer restriction in the region; (ii) increased demand for ethane for the ethylene production with the normalization of the petrochemical operations in the Gulf region in the 3Q21 after hurricane Ida; and (iii) restrictions on the natural gas production in the Gulf of Mexico in the 4Q21, as a result of the impacts of hurricane Ida. The price of resin had a considerable increase in relation to the raw material increase, favoring the spreads The PE spread in North America was greater in 2020 than in 2019. The PE price in the USA, in turn, remained in line with 2019, especially due to the high demand, with emphasis on the segment of packages and offer restrictions, such as the interruptions caused by hurricanes in the USA. The ethane price, in turn, dropped by 12.3% due to the greater availability in the region. In 2019, spreads were lower than in 2018, as a result of the slowdown in growth pace of PE demand combined with the start-up of new capacities in the region, partially offset by lower ethane prices.

The demand for PE in Mexico in 2021 was 2.3 million tons, a 9% increase in relation to 2020, which is explained mostly by the recovery of the Mexican economy. The PE demand in Mexico was 2.1 million tons in 2020, a 6.0% decrease in relation to 2019, due to the poor performance of the Mexican economy, which for the 2nd year in a row should have an economic retraction. In 2019, the demand decreased compared to 2018, totaling 2.2 million tons, due to the poor performance of the Mexican economy, affected by reduction in industrial production.

In 2021, the use rate was 66.3%, 8 p.p. lower than in 2020, explained mostly by the (i) restriction to the operations during most of the 1Q21 after the natural gas transportation interruption; (ii) unscheduled stop in May due to a one-off instability in the electricity supply of Braskem Idesa; and (iii)

decrease of the volume of ethane supplied by Pemex in 2021. The use rate of the PE plants was 74.3%, 2 pp lower than in 2019. In 2020, despite the fact that Braskem Idesa initiated the import of ethane from the USA (Fast Track), the rate of use of the PE plants in Mexico was lower than that of the previous year, mostly (i) due to the supply of ethane by Pemex, and (ii) the unilateral interruption of the natural gas transportation by the Mexican government entity responsible for the natural gas transportation pipe system in the region. In 2019, the rate had been 76.3%, explained by the lower supply of ethane during the period.

In 2021, PE sales were 24.5% lower than 2020, totaling 637.7 thousand tons, explained by the lower availability of product for sale. The PE sales in 2020 were 3.9% greater than in 2019, totaling 845.1 thousand tons, due to the greater availability of product produced and stocked for sale. In 2019, the PE sales were 1.6% higher than in 2018, totaling 813.1 thousand tons, as a result of lower inventories and greater resales of PE produced in Brazil.

The net sales and services revenue from the Mexico segment in 2021 was BRL 6,506.3 million, 62.6% greater than the same period of 2020 (BRL 4,000.8 million), due to the higher PE prices in the international market, on account of the strong demand during the period and the logistic restrictions on the global supply chain, compensating for the lower quantity of product available for sale, due to the production based on an experimental business model in January and February and lower supply of ethane by Pemex. In 2020, the net sales and services revenue of the Mexico segment was BRL 4,000.8 million, 31.1% greater than in 2019, as a result of: (i) greater PE sales volumes by the segment; (ii) increased PE prices in North America due to the strong demand, especially for packaging applications; and (iii) the impact of the Brazilian Real devaluation in relation to the U.S. Dollar in the period. In 2019, the net revenue of sales and services of the Mexico segment was BRL 3,051.4 million, 30.8% lower than the corresponding figure in 2018 (BRL 4,408.8 million), due to lower polyethylene prices in the petrochemical sector, as a consequence of the decrease in global demand associated with the start-up of new integrated shale gas polyethylene capacity in the United States.

In 2021 the cost of products sold in the Mexico segment totaled BRL 2,346.1 million, 11.0% greater than in the same period of 2020 (BRL 3,413.7 million), and as a consequence of the higher international prices of ethane, this effect was partially compensated by the lower sales volume. In 2020, the gross profit of the Mexico segment was BRL 3,092.6 million, 234.0% greater than in 2020 (BRL 925.8 million), as a result of higher spreads in the international market. In 2020, the cost of products sold in the Mexico segment was BRL 3,075.0 million, 22.8% lower than 2019, due to the greater PE sales volumes of the segment and the impact of the Brazilian Real devaluation in relation to the U.S. Dollar in the period. In turn, the gross profit was BRL 925.8 million, 69.1% greater than in 2019, mostly as a result of the higher international price of PE in North America; the greater PE sales volume by the Mexico segment, and the impact of the Real devaluation in relation to the Dollar in the period. In 2019, the cost of products sold in the Mexico segment was BRL 2,504.0 million, 15.4% lower than in 2018 (BRL 2,958.3 million), due to the impact of the Real depreciation, higher sales volume and the increase in natural gas prices in the Mexican market, which was partially offset by the decrease in ethane prices in USA due to increased supply associated with the start-up of new gas fractionators and pipelines for transportation and with delays in the start-up of new petrochemicals complexes in the United States. In such period, the segment's gross profit was BRL 547.4 million.

In 2021, the operating profit do Mexico segment totaled BRL 2,605.5 million, 1,989.6% greater than the 2020 operating profit (BRL 124.7 million). In 2020, the operating profit of the Mexico segment went down by 76.1%, going from BRL 520.9 million in 2019 to BRL 124.7 million in 2020.

(c) Impact of inflation, price variation of the main inputs and products, exchange rate and interest rate in the operating result and in the financial result of the Company, when relevant.

The information related to this item 10.2(c) is described in item 10.2(a) (ii) of this Reference Form.

10.3 - Past and expected events with material effects in the accounting statements

(a) Launch or divestiture of a field of business

The Company made changes to the macrostructure in order to seek synergies in all regions where it operates, for a more integrated operational performance. As a result of such change, the Management reviewed the internal report structure, focusing on the process of growth and internationalization, intended to streamline and speed up the work and decision-making processes, with effects on the structure of segments reportable by region. From 2020 onwards, Braskem's organizational structure is formed by the segments: Brazil, United States and Europe, Mexico and other segments (Cetrel and other transactions not qualified for submission in the other reportable segments).

(b) Creation, acquisition or disposal of ownership interest

In April 2018, the Company received the amount of BRL 81 million (monetarily adjusted) referred to the remaining balance amount of BRL 100 million provided for the sale of subsidiaries Quantiq Distribuidora Ltda and IQAG Armazéns Gerais Ltda. carried out in 2017. The difference between the updated estimated amount and the amount received was recognized in the 2nd quarter of 2018 under the heading "Other net income (expenses)", in the amount of BRL 20 million, according to the adjustments provided for in the contract.

In May 2020, Braskem India Private Limited was set up to seek new growth opportunities and greater proximity with Asian clients, and it is at the pre-operational stage.

In April 2021, Braskem Energy Ltda. was organized, which is at the pre-operational stage. Its bylaws set forth activities of sale of electricity and provision of management and representation services, in the Free Power Contracting Environment.

In September 2021, Braskem Netherlands Green B.V. was organized, which is at the pre-operational stage, with capital to be paid up by Braskem Netherlands B.V.. Its main activities include the manufacture, sale, distribution, import and export of renewable products, development of technologies related to such end and holding of interest in other companies.

In December 2021, Teminal Química Puerto México was organized, which is at the pre-operational stage, with capital paid up by Braskem Idesa S.A.P.I. Its main activities shall be storage of ethane, pumping of raw material into the complex, maintenance of materials and its assets.

(c) Extraordinary events or operations

Geologic Event - Alagoas

The Company operated, since its origin and as successor to Salgema, rock salt extraction wells in the City of Maceió, in order to provide raw material to its chlorine-soda and dichloroethane production unit. In March 2018, there was an earth tremor in certain neighborhoods of Maceió, State of Alagoas, where the wells are located, and cracks were found in buildings and public roads of the neighborhoods of Pinheiro, Bebedouro, Mutange and Bom Parto.

The Brazilian Geological Service (CPRM) published a report in May 2019 stating that the geological phenomenon observed in the region is supposedly related to the rock salt exploration activities carried out by Braskem. Due to these occurrences, on May 9, 2019 Braskem decided to preventively stop the rock salt extraction activities and the operation of the chlorine-soda and dichloroethane plant.

The Company has been using its best efforts to understand the geological phenomenon, which occurs in a specific region of Maceió, and for such it conducted and has been conducting, with support from independent institutions and nationally and internationally renowned experts, studies focused (i) on understanding the geologic phenomenon and possible effects on the surface, and (ii) on the analysis of the rock salt wells situation. The knowledge produced regarding the phenomenon and the actions set forth in search of stability in the region, derived from said studies, are being shared with the Brazilian

Mining Agency (ANM) and other pertinent authorities, with which the Company maintains constant dialogue.

Braskem submitted measures to the ANM for the definitive closure of its salt extraction fronts in Maceió, with measures to shut down its wells, and on November 14, 2019 it proposed the creation of a protection area around certain wells as precautionary measures to protect the safety of people. These measures are based on a study conducted by the Geomechanics Institute of Leipzig (IFG) in Germany, an international reference in the geomechanic analysis of areas of salt extraction by dissolution, and are being carried out in coordination with the Civil Defense and other authorities.

On January 3, 2020 the 3rd Lower Federal Court of Alagoas ratified the Agreement for Support to Vacating the Risk Areas ("Agreement"), signed by Braskem with the State Public Prosecutor's Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Public Prosecutor's Office ("MPF") and the Federal Public Defender's Office ("DPU" and, jointly with MPE, DPE and MPF, "Authorities"). The Agreement set forth cooperative actions to vacate the risk areas, defined in the Damage and Priority Action Line Sectorization Map of the Maceió Civil Defense ("Civil Defense Map"), and ensure the safety of people, establishing that assistance should be given by the Financial Compensation and Relocation Support Program ("PCF") implemented by Braskem to the population located in the specified risk areas.

After the Civil Defense Map was updated, two legal instruments were signed with the Authorities, in July and October 2020, to include real properties in the PCF

In parallel, the Company negotiated with the authorities with jurisdiction in relation to the Socio-Environmental Public-Interest Civil Action (ACP) filed by the MPF, as a result of the geologic event in Alagoas.

On December 30, 2020, the Company and the Authorities signed: (i) the Second Amendment to the Agreement, of January 3. 2020 ("Agreement for Compensation of the Residents") through which the parties agreed to include in the PCF the vacating of additional real properties defined both by the Civil Defense Map, updated in December 2020, and by specialized and independent technical studies ordered by the Company and conducted by internationally renowned entities ("Studies"), encompassing the area affected and potentially affected by the geologic event, based on such documents; and (ii) the "Agreement to Drop the Socio-Environmental Public Civil Action" and the "Agreement to define measures to be adopted with regard to the injunctions in the Socio-Environmental Public Civil Action" were signed with the MPF and the MPE, the latter as intervening-consenting party (jointly referred to as "Agreement for Socio-Environmental Redress"), detailed in Note 26.1 (ii). Additionally, the Agreement for Socio-Environmental Redress sets forth the possible adhesion by other entities to the Agreement, which shall be the object of negotiations over the coming months.

Throughout 2021, the Company used its best efforts to adopt all necessary measures suitable to solve the issues arising from the geological phenomenon, acting in a proactive manner in all dimensions and entirely fulfilling the commitments undertaken. Until this time, it is worth stating the significant developments: (i) of the PCF, with vacating the real properties located in the risk area, the submission of compensation proposals with a high level of acceptance; (ii) the salt well closing and monitoring actions, which are proceeding pursuant to the closing plan approved by the ANM, aiming at the stabilization of the subsidence phenomenon resulting from the rock salt extraction; and (iii) the conduction of social and environmental diagnoses under the Socio-Environmental Redress Agreement.

Additionally, within the context of development of the Company's actions, understandings related to supplemental aspects in the set of measures intended by the Company were consolidated in December 2021.

Based on its evaluation and on that of its external advisers, considering the short- and long-term effects of the technical studies, the existing information and the best estimate of the expenses to implement the several measures referring to the geologic event in Alagoas, the provision recorded on December 31, 2021 was of BRL 7,661.3 million, of which BRL 4,378.1 million were presented in the current liabilities and BRL 3,283.2 in the non-current liabilities. On December 31, 2020, the provision was BRL

9,175.7 million, of which BRL 4,349.9 million were in the current liabilities and BRL 4,825.8 were in the non-current liabilities.

Other information and amounts involved, pertaining to the phenomenon referred to herein, are disclosed in Explanatory Note No. 26 of the financial statements of December 31, 2021 and Explanatory Note No. 26 of the Company's financial statements pertaining to the fiscal year ended in 2020.

Leniency Agreement

In the context of allegations of undue payments under Operation Car Wash (*Operação Lava Jato*) in Brazil, the Company hired specialists in internal investigation to conduct an independent investigation of such allegations ("Investigation") and report the results thereof.

In December 2016, the Company entered into a Leniency Agreement with the Federal Public Prosecutor's Office ("MPF Agreement") and with the authorities of the United States and Switzerland ("Global Agreement"), in the approximate amount of USD 957 million (approximately BRL 3.1 billion at the time), which have been duly ratified. Also, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Federal General Controllership ("CGU") and the Federal Attorney General's Office ("AGU"), which Culminated in the signing of a leniency agreement with said authorities in May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Agreement, simply "Agreements"), which pertain to the same facts object of the Global Agreement and sets forth an additional disbursement of BRL 409.9 million, due to the calculations and parameters used by the CGU and the AGU. Additionally, in 2019 the Public Prosecutor's Office of the State of Bahia and the Public Prosecutor's Office of the State of Rio Grande do Sul adhered to the MPF Agreement, but there is no provision for additional payments by the Company.

AGU, CGU and MPF have agreed to allocate most of the amounts received based on the Agreements to redress the victims of unlawful acts, including other authorities and public entities, and to undertake actions before these third parties with whom Braskem will begin negotiations in relation to the facts covered by the Agreements in order to avoid duplicate reimbursement.

The Company paid approximately BRL 2.7 billion, distributed as shown in the table below:

Agreements entered into with:	AGU, CGU and MPF	DoJ	OAG	MPF	SEC	Total
Amounts stated in Real	559,896	296,591	407,300	1,282,464	206,460	2,752,711
Amounts stated in the payment currency						
CFH			94,500			94,500
BRL	559,896			1,282,464		1,842,360
USD		94,894			65,000	159,894

There is also the BRL1.1 billion resulting from the MPF Agreement and the CGU/AGU Agreement, to be paid in four annual installments, adjusted by the SELIC rate variation and owed by January 30, 2025. To secure the payment of these installments to become due, Braskem offered fixed assets with a value corresponding to an annual installment.

The Agreements do not hold the Company harmless in relation to third parties with a legitimate interest seeking indemnification for damages caused in relation to the facts covered by the Agreements, including other authorities seeking to levy new pecuniary sanctions or fines or to file new investigations on the Company.

The Company does not foresee the need for any additional payment, but cannot make sure that the total amount agreed upon shall suffice for the full redress of any potentially harmed parties, considering that the agreements do not hold the Company harmless in relation to third parties with a legitimate interest in relation to the facts covered by the Agreements.

For the last three years, the Company has been subject to independent monitoring, as a result of the Agreements. It was incumbent upon the monitors to check the compliance with the Global Agreement

and the efficacy of the Company's internal controls, policies and procedures to reduce the risk of failure to comply with the anti-corruption laws.

Lastly, in March 2020, based on the certification report issued by the independent monitors that accompanied the Company over the last three years, the MPF confirmed the end of the monitoring, the effectiveness of the Company's compliance program and the fulfillment of the obligations in the MPF Agreement. Later, on May 13, 2020, the DoJ and the SEC confirmed the end of the monitoring set forth in the agreements with said authorities.

The Company continues to be under external monitoring by the AGU/CGU until the end of 2022. All compliance obligations are being fulfilled, as recommended by the authorities.

The Company is up-to-date with all of its obligations resulting from the Agreements, and continues to cooperate with public authorities of several jurisdictions.

Opening of a new plant in the United States

In September 2020, the Company completed the process of commissioning following the applicable safety standards, and started the commercial production of polypropylene (PP) at its new plant in the United States. Located in La Porte, State of Texas, and with capacity to produce 450 thousand tons per year, the new PP plant in the United States is in line with the Company's strategy of diversifying its raw material matrix and geographic expansion in the Americas, reinforcing its position of leadership in PP production in North America.

Braskem Idesa Operations

Pursuant to the Material Fact disclosed on December 2, 2020, controlled company Braskem Idesa ("BI") was notified by *Centro Nacional de Control del Gas Natural* ("Cenagas"), an agency of the Mexican government that is the sole party responsible for the natural gas pipeline and transportation system in the region, of the unilateral interruption of the service of transportation of natural gas, which is an essential energy input for the production of polyethylene at the Mexico Petrochemical Complex. With that, and respecting the safety protocols, Braskem Idesa immediately interrupted the operational activities.

On January 7, 2021, the Company informed the market of the partial resumption of the polyethylene production by Braskem Idesa, based on an experimental business model, following the safety protocols and reducing the impact on the meeting of the demand by the Mexican plastic industry. Additionally, Braskem Idesa took legal measures on the terms of the Ethane Supply Agreement signed between BI and PEMEX. Braskem Netherlands B.V., direct controller of BI, also took legal measures based on applicable international rules, seeking to preserve rights and fulfill legal obligations, and in order to protect its investment in Mexico. Said measures set forth a period of remediation and negotiation, during which the parties shall seek a solution.

Pursuant to the Notice to the Market dated March 1, 2021, published in Note 37(e), Braskem Idesa signed the following documents to enable the continuity of its operations:

(i) memorandum of understanding with terms and conditions for the discussion of potential addenda to the ethane supply agreement with PEMEX Transformación Industrial and PEMEX Exploración y Producción ("PEMEX"), as well as to develop a terminal for import of said raw material, subject to negotiation, definitive documentation, approval from the creditors and shareholders of BI, and with reservations of rights; and

(ii) natural gas transportation service agreement with the Centro Nacional de Control del Gas Natural ("CENAGAS"), with a final deadline of 15 years, which is contingent upon the signature of the definitive documentation referred to in item (i) above.

Upon the signing of these documents by Braskem Idesa, the natural gas transport service was re-established. The current ethane supply agreement between Braskem Idesa and PEMEX remains in force. At the moment, Braskem Idesa cannot forecast the result of said discussions with PEMEX, its

shareholders and creditors. Braskem Idesa evaluated the operational continuity presuppositions and concluded that it is able to realize its assets and liquidate its liabilities in the normal course of business.

Pursuant to the Notice to the Market dated March 1, 2021, controlled company Braskem Idesa signed the following documents to enable the continuity of its operations:

(i) In February 2021, a memorandum of understanding with terms and conditions for the discussion of potential addenda to the ethane supply agreement with PEMEX Transformación Industrial and PEMEX Exploración y Producción ("PEMEX"), as well as to develop a terminal for import of said raw material, subject to negotiation, definitive documentation, approval from the creditors and shareholders of BI, and with reservations of rights; and

(ii) In February 2021, a natural gas transportation service agreement with the Centro Nacional de Control del Gas Natural ("CENAGAS"), with a final deadline of 15 years, which is contingent upon the signature of the definitive documentation referred to in item (i) above.

On September 27, 2021, Braskem Idesa signed the following documents:

(i) Amendment to the ethane supply agreement ("Amendment") with PEMEX Transformación Industrial and PEMEX Exploración y Producción ("PEMEX") with the settlement of contractual pending matters that previously existed; and

(ii) Agreement with Petróleos Mexicanos, PEMEX Logística and other governmental entities, establishing administrative support measures for the project of construction of an ethane import terminal, with capacity to meet the entirety of the need for raw material of BI ("Terminal Agreement").

The Amendment alters the contractual minimum volume commitment of 30,000 barrels per day by the deadline of February 2025 (liable to extensions, if there are delays in licenses to build the terminal), and the ethane import terminal is scheduled to start operating in the second semester of 2024. Additionally, the Amendment establishes a right of first refusal for BI to acquire all of the ethane that PEMEX has available and does not consume in its own production process by 2045, at prices in accordance with international references.

It is worth noting that the terminal project is intended to supplement the ethane supply in Mexico and enable BI to operate at full capacity, with access to new sources of raw material. Additionally, the investment in the terminal is still subject to final approvals by the governance instances of BI and its shareholders.

To become effective, the Amendment and the Terminal Agreement are contingent upon the applicable corporate approvals, including the final approval from the BI shareholders and creditors ("Suspensive Conditions"). Once the Suspensive Conditions have been fulfilled, the Amendment shall have retroactive effects to February 26, 2021, date of signature of the memorandum of understanding object of the Notice to the Market of March 1, 2021. The approvals necessary for the Amendment and the Terminal Agreement to go into force were obtained in October 2021.

In December 2021, the Boards of Directors of Braskem Idesa and Braskem approved the investment of USD 400 million in the project of construction of the ethane import terminal in Mexico. The definitions of the potential partner in the project and the capital structure thereof are ongoing. The project is currently at the stage of obtainment of licenses, permits and engineering details, with construction being expected to begin in the Second quarter of 2022 and the terminal operations startup in 2024.

Class action

On August 25, 2020, an action was filed against Braskem and certain current and former executives of the Company at the New Jersey District Court in the United Sates, on behalf of an alleged class of investors that acquired Braskem bonds between May 6, 2016 and July 8, 2020. Allegations are made against Braskem and the individual defendants, pursuant to the 1934 U.S. Securities Exchange Act and its rule, based on claims that the defendants made false statements or omitted information in relation to the geologic event in Alagoas and related questions. On January 15, 2021 the Court named

two plaintiffs to act as leading plaintiffs of the action. The Company hired a specialized U.S. law firm to represent it in the class action.

Braskem's Management, based on its evaluation and on that of its external legal counsel, and given the early stage of the abovementioned class action, cannot yet reliably estimate the potential amount involved.

Braskem cannot safety predict future developments regarding this matter or expenses arising therefrom, including the fees and costs to be incurred to settle the litigation. The Company may be declared defendant in other lawsuits.

Main measures and impacts arising from COVID-19

Braskem has been closely monitoring the impacts of the COVID-19 outbreak on its businesses and in the communities where it operates. As disclosed on March 20, 2020 in a Notice to the Market, Braskem created a crisis committee intended to establish global procedures, focusing mostly on the health and safety of people and on the continuity of its operations. An update of the measures taken by the Company can be found below:

(i) Definition for all members and third parties in the group vulnerable to COVID-19 to work remotely until the last stage of return;

(ii) Definition for all members of the team and contractors, not directly related to the safe continuity of the operations, to work remotely until the criteria to start flexibilizing for a safe return are met;

(iii) Decrease of the contingent of members and third parties working at its industrial assets, maintaining the operations with the minimum team necessary, considering all rules of safety and maintenance of the reliability of the operations;

(iv) Restrictions on the visitation by third parties and non-routine suppliers to Braskem's premises;

(v) Construction of schedules with clients and communities where it operates to check the products in its portfolio, to help fight the pandemic;

(vi) Creation, implementation and oversight of the indicators of the Plan for Safe Return to Braskem's plants and offices.

During 2020, the Company adopted measures to preserve cash, to keep its financial stability and the resiliency of its businesses, from among which the following stand out:

- Disbursement of the revolving credit facility of USD 1 billion in April 2020, due in 2023. At the end of July, the Company made a full pre-payment of such facility, equivalent to BRL 5.5 billion;

- Issue of debt instruments in the international market by subsidiary Braskem Netherlands in July 2020, at the amount of USD 600 million (BRL 3.2 billion);

- Decrease of the investments scheduled for 2020, from USD 721 million (BRL 3.9 billion) to USD 555 million (BRL 2.8 billion);

- Postponement of the social contributions in Brazil; and

- Working capital optimizations.

In 2021, the rates of use of the petrochemical centrals in Brazil remained in line with the previous year. In the United States, it decreased in relation to 2020, due to the impacts of winter storm Uri in the Gulf Coast of the United States, in early 2021, and operational flaws in one of the PP plants in the last quarter of 2021. In Europe, there was an improvement of the rate of use of the PP plants, due to higher demand in the region, which had been affected in 2020 by COVID-19. The rate of use of the

petrochemical complex in Mexico was lower than in 2020 due to the production by means of an experimental model in the first quarter of 2021, after the unilateral interruption of the natural gas transportation service by Cenagas, occurred in early December 2020.

The Company also stresses actions performed jointly with its clients and partner companies to transform plastic resins and chemicals into items essential to fight against COVID-19, such as surgical masks, packaging for liquid alcohol and alcohol gel, bleach and 3D printing of loops for protection masks; donation of GLP (cooking gas) to field hospitals; actions to support the client and supplier chain, especially small and medium companies; and donations of hygiene kits and food staples to the affected communities surrounding its plants.

As instructed by the Securities Commission ("CVM"), the Company's Management has reviewed the accounting estimates for the realization of assets, including estimates of losses on the accounts receivable from clients, decrease of the recoverable value of stocks, deferred taxes and other assets, or related to the provision for obligations in the quarterly information due to a significant change to the risks to which the Company is exposed (refer to the information in Explanatory Note No. 18.5). This review took into account the subsequent events occurred until the date of issue of the quarterly information, and no significant effects were found, which should have been reflected in the consolidated and individual quarterly information of the fiscal year ended on December 31, 2021.

Due to the uncertainties caused by the COVID-19 pandemic on the global economy, it is not possible to accurately foresee the adverse effects on the equity and financial position of the Company and its controlled companies after the date of issue of the quarterly information. With the resumption of the demand for resins, the Company has no expectations of additional provisions in the test of recovery of its assets in the near due to a demand restriction scenario.

10.4 - Material changes in the accounting practices - qualifications and caveats in auditor's opinion

(a) Material changes in accounting practices

In the fiscal year ended on December 31, 2021, there were no significant changes to the accounting practices.

In the fiscal year ended on December 31, 2020, there were no significant changes to the accounting practices.

In the fiscal year ended on December 31, 2019 the main change to the accounting practices was due to the adoption of IFRS 16 / CPC 06 (R2) – Leases:

The Company has used, for its transition, the modified retrospective approach, that is, it has applied the requirements of commercial lease rule to all of its existing agreements on the initial date of application, on January 1, 2019. Therefore, no information and balances will be presented again on a comparative basis.

After the date of the initial application on January 1, 2019, leases are now recognized as a right to use the asset and a corresponding liability on the date on which the leased asset becomes available to the Company. Each payment is allocated between the lease liability and the financial cost. The financial cost of the lease liability is recorded in the income statement during the term of the agreement, using a constant interest rate on the remaining balance of the liability. The right to use the asset is depreciated by using the linear method considering the shorter period between the useful life of the asset and the term of the agreement.

In determining the term of the lease, the management considers all the facts and circumstances that create an economic incentive to exercise the option of extension, or not to exercise the option of early termination.

In adopting IFRS 16 / CPC 06 (R2), the Company recognized lease liabilities in relation to agreements previously classified as "operating leases" in accordance with IAS 17 / CPC 06 (R1). Until the financial statements pertaining to the fiscal year ended in 2018, payments for these leases, net of any incentives received from lessor, were recognized in the income statement during the period of the agreement.

For leases previously classified as "finance leases", the Company recognized the lease assets and liabilities considering the amount immediately before the date of initial application.

(b) Material effects from changes in accounting practices

There are no significant events of changes to accounting practices in the interim financial information for (i) the fiscal year ended on December 31, 2021; and (ii) fiscal year ended December 31, 2020.

The effects of the changes are shown in Explanatory Note 2.3(a) to the Financial Statements pertaining to the fiscal year ended in 2019, and refer to the adoption of IFRS 16 / CPC 06 (R2) - Leases, described in item 10.4(a) of this Reference Form.

(c) Exceptions and emphases in the auditor's opinion

Comment on the report from the independent external auditors regarding the review of information ended on December 31, 2021

The report of the Company's independent auditors on the review of quarterly information for the fiscal year ended on December 31, 2021 did not contain any provisos, but did contain the following caveats:

Ongoing Investigation – Braskem Idesa

We draw attention to Explanatory Note No. 11(c) to the consolidated and individual financial information, which mentions that due to the allegations of supposed improper payments related to

project Etileno XXI, originally disclosed in news broadcast in the Mexican media, and which were included in the testimony from former CEO of PEMEX to the Cabinet of the Attorney-General of Mexico, Braskem and Braskem Idesa approved, in compliance with the standards set by Braskem's Global Policy of the Compliance System and in line with the governance guidelines of Braskem Idesa, the engagement of an US law firm with proven experience in similar cases, to carry out an independent internal investigation into the allegations.

In February 2022, the investigation was completed. No evidence was found to corroborate the allegations made by the former CEO of Pemex regarding allegedly improper payments connected or otherwise related to project Etileno XXI.

Class action

We draw attention to Explanatory Note No 24.3 to the consolidated and individual interim financial information, which mentions that on August 25, 2020 a lawsuit was filed against Braskem and certain current and former executives of the Company at the District Court of New Jersey, in the United States, on behalf of an alleged class of investors that acquired Braskem securities. The lawsuit is supported by the 1934 U.S. Securities Exchange Act and its rules, based on claims that the defendants made false statements or omitted information in relation to the geologic event in Alagoas. On January 15, 2021 the Court named two plaintiffs to act as leading plaintiffs of the action. On April 28, 2021 the leading plaintiff of the lawsuit filed a petition consolidated with the complaint, defining as the relevant period the acquisition of Company securities from March 21, 2019 to July 8, 2020 The Company has retained a specialized US law firm to represent it in the class action and submitted a preliminary defense (motion to dismiss), which is pending analysis by the Court.

The Management, based on its evaluation and on that of its external legal counsel, and given the early stage of the abovementioned class action, cannot yet reliably estimate the potential amount involved.

Braskem cannot safety predict future developments regarding this matter or expenses arising therefrom, including the fees and costs to be incurred to settle the litigation. The Company may be declared a defendant in other lawsuits of the same nature.

Comment on the 2020 external independent auditors' report

The report of the Company's independent auditors on the financial statements for the fiscal year ended on December 31, 2020 did not contain any provisos, but did contain the following qualifications:

Ongoing Investigation - Braskem Idesa

We draw attention to Explanatory Note No. 11(d) to the individual and consolidated financial statements, which mentions that the Company retained an independent US law firm to conduct an internal investigation, due to the allegations of supposed undue payments related to project Etileno XXI, originally disclosed in news broadcast in Mexico and which were included in the testimony given by the former CEO of Pemex to the Cabinet of the Attorney-General of Mexico. The investigation is ongoing and, until now, the Company is unable to estimate a schedule for its completion. Our opinion is unchanged in relation to this matter.

Class action

We draw attention to Explanatory Note No. 24.3 to the individual and consolidated financial statements, which describes the filing of a lawsuit against the Company and certain of its current and former executives with the District Court of New Jersey, United States, pursuant to the 1934 U.S Securities Exchange Act and its rules The suit is at its initial stage and on January 15, 2021 the Court named two plaintiffs to act as leading plaintiffs thereof, with the Company having engaged legal counsel for its defense in said country. Our opinion is unchanged in relation to this matter.

Comment on the 2019 external independent auditors' report

The report of the Company's independent auditors on the financial statements for the year ended on December 31, 2019 did not contain any qualifications or caveats.

10.5 - Critical Accounting Policies

We highlight the following critical policies that require subjective or complex judgments that affect the result:

Application of critical judgments and estimates

To prepare the consolidated and individual financial statements, the Management used judgments and estimates that affect the application of the Company's accounting policies and the reported values of the assets, liabilities, revenues and expenses.

Critical judgments and estimates are those that require the Management's most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact on issues that are inherently uncertain. The critical judgments and estimates are continuously evaluated and are based on historical experience and other factors, including expectations on future events considered reasonable for the circumstances.

Estimates and premises are reviewed on an ongoing basis. Revisions to the estimates are recognized prospectively. The actual results may diverge from the estimates due to differences in the variables, premises or conditions considered in the measuring.

Judgments

The information on assumptions made in the application of accounting policies that have significant effects on the amounts recognized in the financial statements refer to:

(a) Explanatory Note 14.b to the Financial Statements pertaining to the fiscal year ended in 2020 - Lease-Purchase Agreement: if the Company is reasonably sure of exercising options to extend the lease term;

(b) Assets' useful life - The Company recognizes the depreciation and amortization of its tangible and intangible assets with an estimated useful life endorsed by the Company's technicians with experience in managing Braskem's plants. The assets' useful lives are revisited at the end of each fiscal year by the Company's technicians.

The main factors that are taking into consideration to determine the useful life of the assets that form the Company's industrial plants are manufacturers' information on the machines and equipment, the plants' level of operation, the quality of preventive and corrective maintenance, and the perspectives of technological obsolescence of the assets.

The Company's Management has also decided that: (i) the depreciation must also cover the total amount of the assets bearing in mind that the equipment and facilities, when removed from operation, have a sales value close to the residual value of the assets; and (ii) the lands are not depreciated because their useful life is undefined.

Uncertainties about premises and estimates

Information on the uncertainties related to premises and estimates, for the fiscal year ended on December 31, 2021, which have a significant risk of resulting in a material adjustment in the accounting balances of assets and liabilities in the next year refer to:

(a) Deferred Income Tax ("IR") and Social Contribution on Net Profit ("CSL")

The recognition and the amount of active deferred taxes depend on the future generation of taxable income, which required the use of estimates related to the Company's future performance. These estimates are in the business plan that is prepared every year by the Executive Office and submitted to the Board of Directors' approval. This plan has as main variables the projection of prices of products manufactured by the Company, the price of raw materials, growth of the gross domestic product of each country where the Company operates, foreign exchange variation, interest rate, inflation rate, and fluctuation of the offer and demand for inputs and finished products. In the plan evaluation, the

Company uses as bases its historic performance, the strategic planning and the market projections prepared by specialized external consultants, which are reviewed and complemented based on the Management's experience.

The information on the deferred income tax and social contribution are presented in Explanatory Note No. 22.2 of the 2021 Financial Statements.

Recoverability analysis and test

(i) Tangible and intangible assets with finite useful life

On an annual basis, or when there is any indication that an asset may have depreciated, the Company analyzes the existence of indicators that the accounting balance of long-duration tangible assets and intangible assets with a finite useful live may be not recoverable. This analysis is made to verify if there are scenarios that could have a negative impact on the Company's cash flow, and the consequent recovery of sums invested in such assets. These scenarios derive from macro-economic, legal, competition or technological matters.

The Company takes into account relevant topics to be considered in this analysis: (i) the possibility of excess in offer of products manufactured by the Company or material reduction of demand due to adverse economic factors; (ii) perspective of material oscillations in prices of products and inputs; (iii) possibility of new technologies or raw materials appear, which may cause a relevant reduction of the production cost and, as a consequence, may have an impact on the sales price, ultimately causing the total or partial obsolescence of the Company's industrial complex; and (iv) changes to the regulatory environment in general, which make Braskem's production process unfeasible, or that have a material impact on the commercialization of its products. For such analysis, the Company has its own team, with a strategic view of the business. If the variables mentioned indicate material risks for the cash generation, Braskem's Management performs the recoverability test, as described in Explanatory Note 3.2.2(b) of the Financial Statements for the fiscal year ended on December 31, 2020.

For impairment tests, assets are grouped into Cash-Generating Units ("CGU"), that is, the smallest possible group of assets that generates cash inflows through their continued use, which are largely independent cash inflows from other assets or CGUs.

The recoverable amount of an asset or CGU is the higher of its value in use and its fair value less the costs to sell. The value in use is based on estimated future cash flows, discounted to present value by using a pre-tax discount rate that reflects current market assessments of the value of money over time and the specific risks of the asset or the CGU.

When identifying whether cash inflows from an asset (or group of assets) are largely independent of cash inflows from other assets (or groups of assets), the entity considers several factors, such as: product lines, individual locations and the way Management makes decisions about the continuity of the entity's operations.

(ii) Intangible assets with indefinite useful life

The balances of premiums derived from business combinations are tested annually to measure the recoverability. Goodwill from business combinations is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

These tests are based on the projection of cash generation in each CGU or groups of CGUs, extracted from the Company's five-year business plan, mentioned in Explanatory Note No. 3.2.1 and from the Management plan for a period greater than five years to reflect cycle patterns in the product sector, totaling 10 years of forecast. Perpetuity is also calculated based on the long-term view and without considering growth in actual terms for this calculation. The cash flows and the perpetuity are brought to preset value by a discount rate based on the Weighted Average Cost of Capital ("WACC").

The future profitability premiums are presented in Explanatory Note No. 13 (a) and (b) of the Financial Statements referring to the fiscal year ended in 2020. Said Explanatory Note also presents the results of the impairment test.

(iii) Impairment Loss

Impairment loss is recognized in the income statement if the book value of the asset or CGU exceeds its recoverable value. Recognized losses relating to CGUs are initially allocated to reduce any goodwill allocated to this CGU (or group of CGUs), and then to reduce the book value of the other assets of the CGU (or group of CGUs) on a pro rata basis.

An impairment loss related to goodwill is not reversed. As for other assets, impairment losses are reversed only to the extent that the new book value of the asset does not exceed the book value that would have been determined, net of depreciation or amortization, had the impairment not been recognized.

Provisions and Contingencies

Provisions are recognized when there is a present obligation (either legal or not formalized) resulting from events that have already occurred, and it is more likely for the outflow of funds to settle the obligations to occur than not occur.

The contingent liabilities are mainly related to judicial and administrative discussions mostly derived from labor, social security, civil and tax proceedings.

Braskem's Management, based on its evaluation and on the opinion of its external legal advisors, classifies these proceedings in terms of their chance of loss, as follows:

(i) Probable loss - present obligation with a greater likelihood of loss than success; and

(ii) Possible loss - present obligation where the likelihood of loss is greater than remote and lower than likely. For such proceedings, the Company makes no provision and discloses the most relevant ones in Explanatory Note No. 24.2 of the Financial Statements pertaining to the fiscal year ended on 2021.

The provision for labor, corporate, civil and tax risks are updated until the dates of the balance sheets based on the estimated amount of the probable losses. On the date of acquisition in business combination transactions, in compliance with the provisions in CPC 15 and IFRS 3, a contingent liability is recorded when it represents a present obligation.

The Management of the Company believes that estimates related to the conclusion of the proceedings and the possibility of future expenditures may change due to: (i) higher courts may decide similar cases involving another company, adopting a final interpretation of the case and, consequently, anticipating the end of the proceeding involving the Company, without any disbursement, or leading to the need to settle the proceeding; and (ii) programs to incentive the payment of debts, implemented in Brazil by Federal and State Governments, in favorable conditions, which may lead to an expenditure lower than the provision or the amount in controversy.

The Company's contingencies are presented in Explanatory Note No. 24 of the 2021 Financial Statements.

Provision for Expenses - Geological event in Alagoas

The provision recorded is due to actions and measures pertaining to the geological phenomenon in Alagoas, the main factors of which include the negotiation of the issues of safety of the affected people and neighborhoods, the recovery of areas potentially impacted by the geological phenomenon and negotiations with the authorities, as per the Agreements signed, disclosed in Note 26.

The may result in a material impact on the amount of the provision, the uncertainties related to the geological phenomenon in Maceió, which include actions to shut down and monitor wells, future studies by experts, modifications related to the dynamics of the geological phenomenon, study and implementation of socio-environmental and urban planning measures, implementation of the program for vacating the risk areas and individual lawsuits, claims from public service concessionaires, possible

adhesion by the city of Maceió and other entities to the Socio-Environmental Reparation Agreement, as detailed in Note 26.

Provision for the recovery of environmental damages

The provision for environmental liabilities is estimated based on the current legal and constructive requirements, technology, price levels and expected remediation plans. The realized costs and cash outflows may differ from the current estimates due to changes to the laws and regulations, public expectations, prices, new discoveries in the ongoing studies and analysis of the site conditions and changes to the remediation technologies.

The time and amount of future expenses related to environmental liabilities are revised on a yearly basis, jointly with the interest rate used in the discount at present value. The environmental liabilities are presented in Note 23(a) to the Financial Statements pertaining to the fiscal year ended in 2021.

Derivative and non-derivative financial instruments

(i) Fair value of the derivative and non-derivative financial instruments

The Company values the financial derivatives by their fair value, using as main source of data the stock exchanges, the disclosures made by the Central Bank of Brazil, and the quotation services, such as Bloomberg and Reuters. It should be stressed that the volatility of the exchange markets and of the interest in Brazil has been causing material changes to the future rates and to the interest rates in short periods of time, causing material variation to the fair value of swaps and other financial instruments.

The fair value of publicly-traded non-derivative financial instruments are based on current purchase prices. If the market of a financial asset and of bonds not listed in stock exchanges is not active, the Company sets the fair value using valuation techniques. These techniques include the use of recent operations with third parties, reference to other instruments that are materially similar, the analysis of discounted cash flows or pricing models for options that use the largest possible amount of information generated by the market and rely, the least possible, on information generated by the Management of the Company.

The information on the derivative and non-derivative financial instruments is presented in Explanatory Note No. 20.5 of the 2021 Financial Statements.

(ii) Hedge accounting

The Controlling Company designated financial liabilities in foreign currency to protect the cash flow generated by its exports. This decision was based on two important concepts and judgments: (i) the high likelihood of the making of exports included in its business plan, which are inherent to the market and business where it operates, and (ii) the Company's ability to refinance its liabilities in Dollars, since the priority financing in Dollar is a part of the Company's orientation and strategy and the Company's Financial Policy sets out the maintenance of a minimum level of net liabilities in Dollars.

Controlled company Braskem Idesa designated all the funds obtained from financial institutions for the construction of its industrial complex for the protection of a portion of the sales, which will be conducted in the same currency as the financing, the U.S. Dollar. The Braskem Idesa sales projection is periodically revised, based on its historic performance, the strategic planning and the market projections prepared by specialized external consultants, which are reviewed and complemented based on the Management's experience.

All of the Company's hedge operations are in accordance with the accounting practices and procedures adopted by Braskem and, on quarterly basis, effectiveness tests are performed for each operation, proving the effectiveness of its hedge strategy.

The Company established that the hedge object for the controlling company shall be characterized by the first exports made in each quarter, until it achieves the amount designated for the period. For controlled company Braskem Idesa, in turn, the hedge object shall be characterized by the first sales in Dollar in the domestic market, disclosed in Notes 20.6(a) and 20.6(b), respectively. The liabilities

designated for hedge are aligned with the maturity schedule of the hedge and with the Company's financial strategy.

In accordance with the Financial Policy, the Company may contract financial derivative agreements (swaps, NDFs, options, etc.) to protect itself from unwanted variations of currencies and fees. These derivatives may be designated for hedge accounting in accordance with the Management's judgment and whenever it is expected that the investment will cause a material improvement in the demonstration of the compensatory effect over the variations of the hedge items. Currently, the Company has derivatives designated for hedge accounting of cash flow disclosed in Explanatory Note No. 20 of the Financial Statements pertaining to the fiscal year ended in 2021.

10.6 - Relevant items not evidenced in the financial statements

(a) The off-balance-sheet assets and liabilities directly or indirectly owned by the Company

In line with the Company's Financial Policy, the investment in the petrochemical complex of Braskem Idesa was funded under the Project Finance modality, wherein the construction debt is to be paid exclusively with the Company's own cash generation.

This funding relies on the usual collaterals of transactions under the Project Finance modality, such as assets, receivables, cash generation and other rights of Braskem Idesa. Additionally, the funding contains several covenants usual in agreements of this kind Additionally, Braskem Idesa has the usual collaterals of the Project Finance funding modality provided by the shareholders: debt service reserve account and commitment to contingent capital contribution (contingent equity). At the end of the fiscal year ended in December 2020 and at the end of the nine-month period ended on September 30, 2021 said collaterals represented USD 194 million and USD 208 million.

On the base date of the financial statements of December 31, 2020 there is a noncompliance related to a part of the non-pecuniary obligations set forth in the agreements. In this sense, the entire balance of non-current liabilities amounting to BRL 6,538.6 million was reclassified to current liabilities, in accordance with CPC 26 and its corresponding IAS 1 (Presentation of Financial Statements).

Pursuant to the abovementioned rules, the reclassification must be made in the situations where the failure to fulfill contractual obligations gives the creditor the right to claim from Braskem Idesa the payment of the amounts due in the short term. Within this context, we note that none of the creditors requested said early payment of the amounts due, and that Braskem Idesa has been timely settling its debt service obligations according to the original repayment schedule.

On October 20, 2021 the debt was fully settled using funds from the following transactions:

• Issue of USD 1.2 billion (BRL 6.7 billion) in sustainability-linked bonds. The bonds have a ten-year term and a rate of 7% p.a., and may be increased by up to 0.37% p.a. if the goal is not achieved. The Company gave fixed assets with the same value as the bonds as collateral;

• Raising of a credit facility of USD150 million (BRL 834 million) due in October 2026 and Libor interest rate plus 4% p.a.

(b) Other off-balance-sheet items

In the fiscal year ended on December 31, 2020 and on December 31, 2020 there are no relevant items not evidenced in the Company's financial statements.

10.7 - Comments on items not evidenced in the financial statements

(a) How such items affect or are likely to affect the income, expenses, operating results, financial expenses or other items on the issuer's financial statements

There were no relevant items not evidenced in the Company's financial statements on December 31, 2021.

(b) The type and purpose of the transaction

There were no items not evidenced in the Company's financial statements on December 31, 2021.

(c) The type and extent of obligations undertaken by and rights generated to the issuer as a result of the transaction

There were no items not evidenced in the Company's financial statements on December 31, 2021.

10.8 - Business Plan

(a) Investment

(i) a quantitative and qualitative description of current and expected investments

The Company's business plan is built based on the following strategic objectives: (i) Seeking continuous improvements in productivity and competitiveness in the current operation, with a focus on operational efficiency and cost leadership; (ii) Diversifying the raw material profile by increasing exposure to gas and maintaining asset flexibility: (iii) Expanding the global footprint outside Brazil, with scale gains in PE and PP, strengthening our leadership in the Americas: and (iv) strengthening Braskem's image and reputation in the eyes of members, the society and investors, by means of advances in compliance, sustainability, innovation and people management.

In line with such objectives, the Company disbursed BRL 2,759.8 million and BRL 3,421.3 million in investments during the fiscal year ended on December 31, 2020 and on December 31, 2021, respectively.

<u>2021 Investments:</u>

Out of the total disbursed in 2021, BRL 3,055.8 million were used in the Brazil segment, mainly for (i) the industrial transactions, including investments related to efficiency, environment, safety and productivity operations; (ii) the scheduled stop for maintenance of the PVC plants in Bahia and Maceió; (iii) the scheduled stop for maintenance in ABC, São Paulo, which was done in the second quarter of 2021; (iv) the continuity of the activities of resumption of the chlorine soda plant in Maceió; (v) the implementation of the Q3 plant oven cracked gas transfer line project in ABC, São Paulo; and (vi) the Company's strategic projects, such as the modernization of the electrical system of the petrochemical complex of São Paulo, the construction of a high-quality post-consumption resin recycling line in Brazil, the expansion of the biopolymer capacity of the petrochemical complex of Triunfo in Brazil and investments in the development of new technologies and processes. Additionally, BRL 472.1 million were disbursed in the USA and Europe segment for the scheduled stop for maintenance of the Marcus Hook plant, in the United States, and for the remaining payments related to the construction of the new PP plant in the United States (Delta). Lastly, BRL 175.9 million were used in the Mexico segment for the industrial operations.

<u>2022 Investments:</u>

The investment set to be made during 2022 by Braskem is BRL 5,553.9 million, which includes mostly scheduled stops for maintenance at the plants in Rio Grande do Sul and Bahia, and strategic projects, such as the expansion of the biopolymer business and expansion of the recycled resin production capacity. For the Mexico segment, the investment set to be made during 2022 by Braskem Idesa is BRL 1,179.5 million, which shall be allocated mainly to projects related to operational efficiency, such as the expansion of the ethane import capacity of the Fast Track solution, maintenance, productivity and HSE and for the strategic project of construction of an ethane import terminal with a potential partner, at the forecast amount of BRL 642.8 million in 2022.

(ii) sources of investment financing

The Company tries to fund its investment plan preferably with credit facilities from Brazilian and international government agents (including fostering institutions, such as those described in item 10.1(f) of this Reference Form), when they present competitive conditions to the Company. The decision regarding the funding depends on the Company's financial strategy and the investments' eligibility to the available facilities

(iii) material divestments in progress and planned divestments

There is no material ongoing divestment process. In line with its strategic pillars, Braskem maintains its focus on the return on the invested capital, on strengthening its leadership and on the biopolymer

growth In this context, the Company constantly evaluates its asset portfolio to direct its strategic decisions and potential future divestments

(b) the acquisition of plants, equipment, patents and other assets that may have a material impact on the issuer's production capacity (if already disclosed)

There is no acquisition of plants, equipment, patents or other assets that should materially influence the production capacity of the Company.

(c) New products and services

(i) description of research in progress already disclosed and (iii) projects under development already disclosed

In line with its commitment to continuous development of the petrochemical industry and the plastic chain, Braskem has an Innovation department, with 303 members dedicated to the subject. There currently are 2 Innovation and & Technology Centers, one of which is located in Triunfo/RS - Brazil and another in Pittsburgh/PA - United States, 1 Center for Research in Renewable Chemicals in Campinas/SP, 1 Center for Development of Process Technologies in Mauá/SP, 2 Technical Centers focusing on polymers, one of which is in Wesseling, Germany, and the other one in Coatzacoalcos, in Mexico, and 7 pilot plants. In December 2021, the portfolio included approximately 223 projects for the development of new products, markets and processes.

A relevant part of the pipeline amount is represented by long-term projects and greater technological complexity, divided into programs for the development of new technologies, creation of new product families and attraction of new markets.

The importance of the innovation program at Braskem and its pipeline is also reflected in the result the launch of new polyolefins products in all regions where approximately 15% of the volume of consolidated sales are from products launched in the past five years. In 2021, 21 new resin grades were added to its portfolio, from which we can highlight:

- Automotive segment - 2 new polypropylene resins were launched for use mostly inside and outside of vehicles (F030HC and H733). These resins have high rigidity and low levels of Volatile Organic Compounds (VOC);
- Agro Segment - Launch of resin HT4219 for systems of irrigation by dripping, with great processing capacity and low level of gels in thin-wall pipes;
- Packages - New polypropylene resin launched for the sealing layer in flexible BOPP packages, complementing the expertise portfolio. Also to complement this segment, 13 new green polyethylene (renewable plastic) resins were launched, reinforcing our commitment to sustainable innovation.

Other achievements in the Innovation & Technology area in 2021 must also be stressed, such as in the Intellectual Property area, where 21 new patent applications and 109 extensions were made. Currently, the Company has 916 actives documents, of which 406 are granted patents.

With regard to the assets dedicated to research and development, investments were made greater than BRL 85 million in I&T alone, with approximately 43% being allocated to the Technology and Innovation Centers (TIC) in Triunfo/RS, the TIC of Pittsburgh (USA) and the TIC of Wesseling (EU), in order to automate the laboratories, intended not only to increase productivity, but also access new technologies.

In this regard, we are progressing with the works of expansion of the TIC in Triunfo/RS, totaling investments of BRL 50 million (BRL 26 million in 2021 alone). These new laboratories will support researches focusing both on the chemicals and specialties business and on the polyolefins business, and will provide support to the development of projects of catalysis, polymer sciences and to the analytic team of the Technological Centers.

With regard to our clients, in 2021 it was possible to support 163 clients in our technology center in Triunfo (Brazil), with approximately 15 thousand analyses, in Pittsburgh (USA) around 8500 analyses were made for 75 clients, and in Wesseling (EU) 66 clients were assisted with over 8 thousand analyses.

It is also necessary to highlight important components of the Open Innovation strategy, namely the Technology Scouting ("*Escotismo Tecnológico*") and the Competitive Funding ("*Financiamento Competitivo*").

Collaborative projects with R&D institutions, universities and other companies allow Braskem to multiply the funds involved in innovation to explore new technological paths and develop processes from the laboratory scale to the industrial application. In 2021, several of these projects received support from funding agencies, including multinational project InRep: An integrated approach to plastic recycling in Europe, the dynamic reticulation project to obtain recyclable EVA in the US, and the Braskem-FAPESP Engineering Research Center for Plasticulture in Brazil.

These and other projects will help Braskem use disruptive technologies to achieve our goals of carbon neutrality and circular economy.

The development of Technology Scouting also stands out, intended to identify startups and technology providers, capture technologies at their initial stages and manage an idea pipeline, evaluating the strategic alignment and the feasibility of hundreds of ideas. This resulted in the launch of over ten I&T projects, touching upon relevant subjects like recycling of plastic residues, CO2 capture and use, graphene, replacement of materials and new technology-based materials, ensuring Braskem's commitment to the development of innovative solutions that contribute to circular economy and sustainable development.

Braskem signed, jointly with Fábrica Carioca de Catalisadores (FCC), SENAI/CETIQT and EngePol, a Cooperation Agreement in 2020 to develop a project of Innovation and Technology for Advanced Recycling of Plastics after consumption. Ever since then, the teams have been striving to increase the pyrolysis technology efficiency, by developing catalysts to improve the quality of the products generated in the advanced plastic recycling process and contribute to Circular Economy. In 2021, the team worked on the project of a semi-pilot unit and on the development of the first catalysts. The investments in this research are estimated at BRL 2.7 million, including financial and human resources of the institutions and companies involved.

Advance in the Biotechnology researches, focusing on proofs of concept of routes for the production of renewable-origin solvents and plastics. Braskem and Danish company Haldor-Topsoe continue to evolve in the development of a disruptive technology for the production of bio-monoethylene glycol (bio-MEG) from sugar. The technology reached important goals in 2021, such as the production of samples of bio-MEG at the demonstration plant located in Lyngby, Denmark, and tests of such product in key applications.

Moreover, the Company continues to invest in Sustainable Innovation. By late 2021 the research and development project portfolio included 126 projects, with present net value estimated at USD 1.94 billion. Out of these, 102 projects were classified as positive in the sustainability index, which encompasses the following topics: water savings, energy savings, chemical safety (process/product), greenhouse gas emission and circularity.

Braskem Labs

Braskem Labs is Braskem's startup acceleration program that has been, since 2015, fostering innovative solutions using chemistry and/or plastic or which are directed at the petrochemical chain to create a positive impact on the society and/or on the environment.

In 2020, the programs were adapted due to the start of the pandemic, and, in this regard, it was possible to potentialize even further the connections generated and the involvement of other players of the ecosystem and our value chain, especially due to the participation of Oxiteno, Sherwin-Williams, Grandene and Johnson & Johnson as co-sponsors of the 2021 journey.

- 19 startups accelerated in the Scale and Ignition programs;
- 45% of the solutions presented were related to Circular Economy;
- % of the startups struck partnerships with Braskem and/or co-sponsors of the 2021 edition;
- +500 attended both Demo Days.

MoU signed with SCG Chemicals and Lummus Technology

In September, Braskem S.A., through its subsidiary Braskem Netherlands B.V., and SCG Chemicals, one of the largest integrated petrochemical companies in Thailand and industry leader in Asia, signed

a memorandum of understanding to carry out feasibility studies to invest jointly in a new bioethanol dehydration plant in Thailand, to produce bioethylene and the bio-based I'm green™ polyethylene.

In November, Braskem S.A., through its subsidiary Braskem Netherlands B.V., and Lummus Technology LLC, a global leader in process technology of processes involving ethylene, petrochemicals, energy transition, among others, signed a memorandum of understanding for the joint licensing of Braskem's green ethylene technology (conversion of ethanol into ethylene) for two projects in different regions of the world: (i) a project being developed in North America; and (ii) the project being analyzed in Thailand.

(ii) total expenditures in researches for the development of new products or services

Not applicable.

(iv) Total expenditures in development of new products or services

In the last three fiscal years and in the current fiscal year, the total amount spent by the Company was the following:

	Financial year ended on		
	12/31/2021	12/31/2020	12/31/2019
Research and Development Expenses	BRL 296.6 million	BRL 250.7 million	BRL 247.7 million

10.9 - Other factors with material influence

Not applicable.

BRASKEM S.A.
National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70
NIRE 29300006939

EXHIBIT II
MANAGEMENT PROPOSAL
FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.
TO BE HELD ON April 19, 2022

Capital Budget Proposal prepared by the Management of the Company.

The proposal for allocation of the results of the fiscal year ended on December 31, 2021 is as follows:

	2021 thousands of BRL
Net income for the fiscal year	**13,984,946**
Absorption of accrued losses	(4,529,547)
Equity Appraisal Adjustment	26,883
Others	1,654
Accrued Profits for Allocation	**9,483,935**
Prepaid Dividends	6,000,000
Profit Reserves:	
Tax Incentives	1,017,546
Legal Reserve	472,770
Retained Profits	643,619
Proposed Additional Dividends	1,350,000
	3,483,935
Total Allocation	**9,483,935**

The amount of retained profits of BRL 643,619 thousand is intended to partially cover the Company's corporate investments estimated for 2022; to constitute reserve for treasury shares for compliance with the Long-Term Incentive Program ("ILP") obligations; and enable occasional repurchase programs conducted by the Company, as resolved at the Board of Directors' meeting held on March 16, 2022.

2022 Capital Budget	thousands of BRL
Operational Investments	**4,900,893**
Strategic Investments	**653,019**

Coverage for treasury maintenance and repurchase Program	**100,000**
Total	**5,653,912**

In addition, this capital budget will be funded through the current cash position, future cash generation of the Company and fund raising from third parties.

BRASKEM S.A.
National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70
NIRE 29300006939

EXHIBIT III
MANAGEMENT PROPOSAL
FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.
TO BE HELD ON APRIL 19, 2022

PROPOSAL FOR THE ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED IN 2021, CONTAINING, AT LEAST, THE INFORMATION INDICATED IN EXHIBIT 9.1. II OF CVM RULING 481

The Company's Management provides, below, the information required by Exhibit 9-1-II to CVM Ruling No. 481:

1. **Net income for the fiscal year:**

   After the absorption of accrued losses in the amount of four billion, five hundred and twenty-nine million, five hundred and forty-seven thousand, one hundred and forty-two reais and seventy-three centavos (BRL 4,529,547,142.73), and adjustments to equity valuation and prescribed dividends in the amount of twenty-eight million, five hundred and thirty-six thousand, eight hundred and sixty-four reais and seventy-one cents (BRL 28,536,864.71), the Company's net income for the fiscal year of 2021 was <u>nine billion, four hundred and eighty-three million, nine hundred and thirty-five thousand, three hundred and twenty-seven reais and sixty-two centavos (BRL 9,483,935,327.62).</u>

2. **Overall amount and the amount per share of dividends, including prepaid dividends and interest on the stockholders' equity already declared:**

   On December 2, 2021, pursuant to article 204 of the Brazilian Corporations Law, and together with article 46, paragraph 4, of the Company's Bylaws, the Company's Board of Directors approved the distribution of dividends in the total amount of six billion reais (BRL 6,000,000,000.00), to be attributed to the mandatory dividends ("<u>Prepaid Dividend</u>") for the fiscal year 2021, based on the net income determined in the period between January 1 and September 30, 2021.

   In addition to the Prepaid Dividend, the Management proposed the distribution of an additional amount of dividends ("<u>Additional Dividend</u>"), subject to approval by the Company's Annual and

Extraordinary Meeting to be held on April 19, 2022 ("Meeting"), of one billion, three hundred and fifty million reais (BRL 1,350,000,000.00).

Therefore, the overall amount of dividends for the 2021 fiscal year, which comprises the Prepaid Dividend and Additional Dividend ("Overall Amount of Dividends") amounts to seven billion, three hundred and fifty million reais (BRL 7,350,000,000.00), namely, BRL 9.23539763023 for each common share, BRL 9.235162800409 for each class "A" preferred share and BRL 0.6060402986 for each class "B" preferred share.

The amount of dividends per share informed above considers the number of class “A” and class “B” preferred shares on this date. The Company informs that, at the Board's Meeting held on December 2, 2021, in which the distribution of the Prepaid Dividend was resolved, the gross amount per class “A” preferred share was BRL 7.539048791898 and the gross amount per class “B” preferred share was BRL 0.606032140100. Between the cut-off date of such dividend distribution and December 31, 2021, there was a voluntary conversion of twenty-one thousand, four hundred and forty (21,440) class "B" preferred shares into ten thousand, seven hundred and twenty (10,720) class "A" preferred shares, resulting in an irrelevant variation in the value per share of these classes.

3. **Percentage of net income for the fiscal year distributed:**

The Overall Amount of Dividends corresponds to 77.5% of the adjusted net income for the 2021 fiscal year.

Adjusted net income refers to the specified income for the fiscal year attributable to the Company's shareholders reduced by the absorption of accrued losses and by the portions to the legal reserve and the tax incentive reserve, plus additional indexing of the Company's fixed assets and the prescribed dividends that returned to the Company's cash.

4. **Overall amount and the value per share of dividends distributed based on income from previous fiscal years:**

Not applicable, since there was no distribution of dividends or declaration of interest on the stockholders' equity based on income from previous fiscal years.

5. Inform, deducting the prepaid dividends and interest on the stockholders' equity already declared:

(a) the gross amount of dividend and interest on the stockholders' equity, on a segregated basis, per share of each kind and class, to be distributed/declared at the annual meeting:

The gross unit value of the Additional Dividend is:

- BRL 1.696348838321 per common share, equivalent to seven hundred and sixty-six million, one hundred and eighty-seven thousand, five hundred and ninety-three reais and thirteen centavos (BRL 766,187,593.13);
- BRL 1.696348838321 per preferred class "A", equivalent to five hundred and eighty-three million, eight hundred and twelve thousand, four hundred and six reais and eighty-seven centavos (BRL 583,812,406.87); and

- According to letter 'c' of article 9 of the Company's Bylaws, class "B" preferred shares are not entitled to remaining profit upon receipt of the minimum non-cumulative dividend of 6% on their unit value.

(b) form and deadline for payment of dividends and interest on the stockholders' equity to be distributed/declared at the annual meeting:

The Management will propose to the Meeting that the payment of the Additional Dividend be made in full in May 2022.

(c) any inflation adjustment, interest on dividends and interest on the stockholders' equity to be distributed/declared at the annual meeting:

There is no inflation adjustment and interest on dividends to be declared at the Meeting.

(d) date of the declaration of payment of dividends and interest on the stockholders' equity considered to identify the shareholders who will be entitled to receive dividends and interest on the stockholders' equity distributed/declared at the Meeting:

Once the dividends declaration is approved at the Meeting, the date that will serve as the basis to identify the shareholders who will be entitled to the declared dividends will be the date of the Meeting itself, that is, April 19, 2022, and the Company's shares will be traded "ex dividends" as of April 22, 2022.

6. Information on dividends or interest on the stockholders' equity declared based on income determined in semiannual balance sheets or in shorter periods and already distributed:

The amount of the Prepaid Dividend declared at the Board's Meeting of December 2, 2021 and paid on December 20, 2021, based on the net income determined in the period between January 1 and September 30, 2021, was six billion reais (BRL 6,000,000,000.00), with the gross amount of BRL 7.539048791898 per class "A" common or preferred share and BRL 0.606032140100 per class "B" preferred share.

7. Provide a comparative table indicating the following values per share of each type and class:

(a) net income for the fiscal year (parent company) and three (3) previous fiscal years per share of each type and class, presented in thousands of BRL:

	2021	2020	2019	2018
Lucro líquido (prejuízo) do exercício	13.984.946	(6.691.720)	(2.540.995)	2.827.650
Média ponderada da quantidade de ações				
Ordinárias	451.669	451.669	451.669	451.669
Preferenciais Classe "A"	344.055	343.824	343.820	343.809
Preferenciais Classe "B"	500	500	500	513
Lucro líquido (prejuízo) por ação				
Ordinárias	17,57469	(8,40676)	(3,19225)	3,55427
Preferenciais Classe "A"	17,57488	(8,40676)	(3,19225)	3,55428
Preferenciais Classe "B"	0,57980	(8,40676)	(3,19225)	0,59103

Legend

Lucro líquido (prejuízo) do exercício	Net income (loss) for the fiscal year
Média ponderada da quantidade de ações	Weighted average number of shares
Ordinárias	Common
Preferenciais Classe "A"	Class "A" Preferred
Preferenciais Classe "B"	Class "B" Preferred
Lucro líquido (prejuízo) por ação	Net income (loss) per share
Ordinárias	Common
Preferenciais Classe "A"	Class "A" Preferred
Preferenciais Classe "B"	Class "B" Preferred

(b) dividend and interest on the stockholders' equity declared/distributed in the previous three (3) fiscal years per share of each kind and class:

	Ações Ordinárias		Ações Preferenciais Classe "A"		Ações Preferenciais Classe "B"	
	Dividendos	JCP	Dividendos	JCP	Dividendos	JCP
Exercício findo em 31.12.2021	9,23539763		9,23516280		0,60603214	
Exercício findo em 31.12.2020						
Exercício findo em 31.12.2019						
Exercício findo em 31.12.2018	3,35565827		3,35565827		0,60628536	

Legend	
Ações Ordinárias	Common Shares
Ações Preferenciais Classe "A"	Class "A" Preferred Shares
Ações Preferenciais Classe "B"	Class "B" Preferred Shares
Dividendos	Dividends
JCP	Interest on stockholders' equity
Exercício findo em 31.12.2021	Fiscal year that ended on 12/31/2021
Exercício findo em 31.12.2020	Fiscal year that ended on 12/31/2020
Exercício findo em 31.12.2019	Fiscal year that ended on 12/31/2019
Exercício findo em 31.12.2018	Fiscal year that ended on 12/31/2018

8. If profits are allocated to the legal reserve

(a) Amount allocated to the legal reserve:

The amount allocated to the legal reserve was BRL 472,770 thousand.

(b) Form of calculation of the legal reserve, presented in thousands of BRL:

2021 Calculation of Dividends	**12/31/2021** **BRL**
Net income for the fiscal year	13,984,945,605.64
Absorption of accrued losses	(4,529,547,142.73)
Net income, tax base of Legal Reserve	**9,455,398,462.91**
Portion allocated to the legal reserve (5% on net income after offsetting losses)	**(472,769,923.15)**

9. If the Company has preferred shares entitled to fixed or minimum dividends

(a) Description of how fixed or minimum dividends are calculated:

According to the Company's Bylaws, especially article 9, preferred shares are entitled to the payment of a non-cumulative priority dividend of 6% on their "unit value", obtained by dividing the capital stock by the total outstanding shares, according to the income available for distribution. Only class "A" preferred shares have equal shareholding as the common shares in the distribution of the remaining profit, pursuant to article 9, item c of the Bylaws. Only class "A" preferred shares also have equal conditions to common shares in the distribution of shares resulting from the capitalization of reserves. On the other hand, the Bylaws provide for the payment of the mandatory minimum dividend, which is equivalent to 25% of the adjusted net income under the terms of article 202 of the Brazilian Corporations Law. When the priority dividend paid to the preferred shares is equal to or greater than 25% of the net income for the fiscal year pursuant to article 202 of the Brazilian Corporations Law, the full payment of the mandatory minimum dividend is characterized.

(b) Information as to whether the income for the fiscal year is sufficient for the full payment of the fixed or minimum dividends:

The net income for the fiscal year of 2021 is sufficient for the full payment of the priority dividends of Class "A" and "B" preferred shares.

(c) Information as to whether any unpaid portion is cumulative:

Pursuant to the Company's Bylaws, the priority dividend is not cumulative.

(d) Information regarding the overall amount of fixed or minimum dividends to be paid to each class of preferred shares:

- BRL 1,345,478,573.25 for class "A" preferred shares; and

- BRL 290,166.03 for class “B” preferred shares.

(e) Information regarding the fixed or minimum dividends to be paid per preferred share of each class:

- BRL 2.9789062564 per preferred class "A"; and
- BRL 0.6060402986 per class "B preferred share.

10. Regarding the mandatory dividend

(a) Description of the form of calculation of the mandatory dividend provided for in the bylaws:

The shareholders are entitled to receive as mandatory dividend 25% of the net income for the fiscal year adjusted under the Brazilian Corporations Law. The calculation of this dividend for the fiscal year of 2021, presented in thousands of BRL, is shown below:

2021 Calculation of Dividends	**12/31/2021** **BRL**
Net income for the fiscal year	13,984,945,605.64
Absorption of accrued losses	(4,529,547,142.73)
Net income, tax base of Legal Reserve	**9,455,398,462.91**
Portion allocated to the legal reserve (5% on net income after offsetting losses)	**(472,769,923.15)**
Portion allocated to the tax incentive reserve - restructuring	(153,477,730.80)
Portion allocated to the tax incentive reserve - 2021	(864,068,667.63)
Additional indexing of fixed assets	26,883,254.51
Dividends prescribed	1,653,610.20
Adjusted net income, tax base of the Mandatory Minimum Dividend	**7,993,619,006.04**
Mandatory minimum dividends - 25% on adjusted net income	**1,998,404,751.51**

(b) Information as to whether or not the mandatory dividend is being paid in full:

The mandatory dividend for the 2021 fiscal year was fully paid.

(c) Information regarding any amount withheld due to the financial situation of the company:

No amount was withheld due to the Company's financial situation.

11. Information on the withholding of the mandatory dividend due to the financial situation of the company:

No amount was withheld due to the Company's financial situation.

12. Information on the allocation of income to the contingency reserve:

No amounts were allocated to the contingency reserve.

13. Amount allocated to the unrealized retained earnings:

No amounts were allocated to the unrealized retained earnings.

14. Information on the allocation of income to statutory reserves:

There was no allocation of amounts to statutory reserves.

15. Information on the retained profits provided for in the capital budget:

a) Identify the retention amount:

The amount of earnings proposed to be retained based on the capital budget is BRL 643,619 thousand.

b) Provide a copy of the capital budget: (denominated in thousands of reais)

A copy of the capital budget (denominated in thousands of reais) for the fiscal year of 2022, with a deadline of 1 year, is set out in Exhibit II to this Management Proposal.

The overall amount of the Company's budget for 2022 is BRL 5,653,912 thousand, and will have as sources (i) withholding of a portion of the profits of the 2021 fiscal year proposed for approval by the Meeting, in the amount of BRL 643,619 thousand; (ii) the Company's current cash position and future cash generation; and (iii) raising from third parties.

For the amount of profits that it is proposed to retain, based on the capital budget, in the amount of BRL 643,619 thousand, the following investments are foreseen: (i) BRL 543,619 thousand to finance part of the operational and strategic corporate investments planned for 2022 ; and (ii) BRL 100,000 thousand for the maintenance of treasury shares in order to comply with the obligations of the Long-Term Incentive Plan ("ILP"), as well as to enable any repurchase programs to be carried out by the Company .

16. If there is allocation of income to the tax incentive reserve

(a) Amount allocated to the tax incentive reserve:

The amount allocated to the tax incentive reserve was BRL 1,017,546 thousand.

(b) Type of allocation

Since 2015, the claims for a 75% reduction in income tax on profit from the following industrial units have been granted: (i) PVC and Chlorine-Soda units, installed in the State of Alagoas; and (ii) Chemicals, PE, PVC and Chlorine-Soda units, installed in Camaçari/BA. The tax incentive granted by the Superintendency for the Development of the Northeast (SUDENE) is calculated based on the Operating Profit of the activity under the incentive regime, with a deadline of 10 years.

In addition, the Company has ICMS tax incentive granted by the State of Alagoas under the Integrated Development Program of the State of Alagoas (PRODESIN), the purpose of which is the implementation and expansion of industries in that State.

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70
NIRE 29300006939

EXHIBIT IV
MANAGEMENT PROPOSAL
FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.
TO BE HELD ON APRIL 19, 2022

EXHIBIT II – Candidates nominated by Novonor and Petrobras to occupy positions of effective and alternate members of the Company's Board of Directors and Fiscal Council, according to information provided in items 12.5 to 12.10 of the Reference Form of the Company, on the terms of article 10, item I, of CVM Ruling No. 481

12.5 / 12.6 – Composition and professional experience of the management and fiscal council

CANDIDATE TO THE BOARD OF DIRECTORS					
Name	Date of birth	Management body	Election date	Term of Office	Number of consecutive terms of office
Individual Taxpayer's Register (CPF)	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Percentage of participation in the meetings (%)
Other positions and duties performed in the Company					
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	04/12/1949	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	2
299.637.297-20	Mechanical Engineer	20 - Chairman of the Board of Directors	Until 19/05/2022	Yes	100.00%

He is part of the Company's Strategy, Communication, and ESG Committee, as an effective member.					
ANDRÉ AMARO DA SILVEIRA	18/07/1963	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	3
520.609.346-72	Civil Engineer	23 - Board of Directors (Alternate)	Until 19/05/2022	Yes	0.00%
He is part of the Company's People and Organization Committee, as an effective member.					
JOSE LUIS BRINGEL VIDAL	05/03/1966	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	0
107.395.448-02	Engineer	27 - Independent Board of Directors (Effective)	Until 19/05/2022	No	100.00%
He does not hold any other positions or functions in the Company.					
DANIEL PEREIRA DE ALBUQUERQUE ENNES	18/01/1980	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	1
086.809.277-08	Economist	23 - Board of Directors (Alternate)	Until 19/05/2022	No	0.00%
He is part of the Company's Finance and Investment Committee, as a full member.					
GUILHERME SIMOES DE ABREU	26/09/1951	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	2
065.800.095-00	Business Administrator	23 - Board of Directors (Alternate)	Until 19/05/2022	Yes	0.00%
He does not hold any other positions or functions in the Company.					
JULIANA SÁ VIEIRA BAIARDI	14/02/1974	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	0
930.530.705-10	Engineer	22 - Board of Directors (Effective)	Until 19/05/2022	Yes	0.00%
She does not hold any other positions or functions in the Company.					
ROBERTO FALDINI	06/09/1948	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	2
070.206.438-68	Business Administrator	22 - Board of Directors (Effective)	Until 19/05/2022	Yes	100.00%
He is part of the Company's People and Organization Committee, as an effective member.					
EDUARDO BACELLAR LEAL FERREIRA	02/06/1952	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	0

265.598.977-53	Navy Officer (Reserve)	25 - Vice President Board of Directors	Until 19/05/2022	No	0.00%
He does not hold any other positions or functions in the Company.					

12.5 / 12.6 – Composition and professional experience of the management and fiscal council

CANDIDATE TO THE BOARD OF DIRECTORS					
Name	Date of birth	Management body	Election date	Term of Office	Number of consecutive terms of office
Individual Taxpayer's Register (CPF)	Profession	Elective position indicated	Date of Investiture	Indicated by the controller	Percentage of participation in the meetings (%)
Other positions and duties performed in the Company					
MARCELO KLUJSZA	20/11/1962	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	1
849.022.137-53	Mechanical Engineer	22 - Board of Directors (Effective)	Until 19/05/2022	No	100.00%
He is part of the Company's Finance and Investment Committee, as a effective member.					
GESNER JOSÉ DE OLIVEIRA FILHO	17/05/1956	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	3
013.784.028-47	Economist	27 - Independent Board of Directors (Effective)	Until 19/05/2022	Yes	98.20%
He is part of the Company's Compliance and Statutory Audit Committee, as an effective independent member.					
HÉCTOR NUÑEZ	30/10/1962	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	1
249.498.638-94	Business Manager	22 - Board of Directors (Effective)	Until 19/05/2022	Yes	100.00%
He is part of the Company's Finance and Investment Committee, as a effective member.					
JOÃO PINHEIRO NOGUEIRA BATISTA	13/08/1956	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	1
546.600.417-00	Economist	22 - Board of Directors (Effective)	Until 19/05/2022	Yes	100.00%
He is part of the Company's Finance and Investment Committee, as an effective member (Coordinator).					
CHARLES LENZI	04/04/1959	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	0
276.937.750-72	Engineer	27 - Independent Board of Directors (Effective)	Until 19/05/2022	No	0.00%

12.5 / 12.6 – Composition and professional experience of the management and fiscal council

CANDIDATE TO THE BOARD OF DIRECTORS					
Name	Date of birth	Management body	Election date	Term of Office	Number of consecutive terms of office
Individual Taxpayer's Register (CPF)	Profession	Elective position indicated	Date of Investiture	Indicated by the controller	Percentage of participation in the meetings (%)
Other positions and duties performed in the Company					
He does not hold any other positions or functions in the Company.					
LAURA MANIERO GADELHO	07/04/1984	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	1
327.092.088-14	Lawyer	23 - Board of Directors (Alternate)	Until 19/05/2022	Yes	0.00%
She does not hold any other positions or functions in the Company.					
ROBERTO LOPES PONTES SIMÕES	10/11/1956	Belongs to the Executive Board and the Board of Directors	19/04/2022	2 years (AGO 2024)	2
141.330.245-91	Mechanical Engineer	39 - Other Directors / Officers	Until 19/05/2022	Yes	100.00%
He is part of the Company's Statutory Board, as Chief Executive Officer, and of the Strategy, Communication, and ESG Committee, as a full member.					
RODRIGO TIRADENTES MONTECHIARI	21/06/1976	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	0
073.285.937-92	Economist	23 - Board of Directors (Alternate)	Until 19/05/2022	No	0.00%
He does not hold any other positions or functions in the Company.					
MARCOS ANTÔNIO ZACARIAS	16/05/1960	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	0
663.780.367-72	Accountant	23 - Board of Directors (Alternate)	Until19/05/2022	No	0.00%
He does not hold any other positions or functions in the Company.					
LINEU FACHIN LEONARDO	27/10/1981	Belongs only to the Board of Directors	19/04/2022	2 years (AGO 2024)	0
317.424.398-02	Manager	23 - Board of Directors (Alternate)	Until 19/05/2022	No	0.00%

He does not hold any other positions or functions in the Company.

ISMAEL CAMPOS DE ABREU	14/08/1955	Fiscal Council	19/04/2022	1 year (AGO 2023)	19
075.434.415-00	Accountant	43 - C.F.(Effective)Elected by the Controller	Until 19/05/2022	Yes	100.00%
He does not hold any other positions or functions in the Company.					
IVAN SILVA DUARTE	11/10/1973	Fiscal Council	19/04/2022	1 ano (AGO 2023)	6
611.242.065-15	Accountant	43 - C.F.(Alternate)Elected by the Controller	Until 19/05/2022	Yes	0.00%
He does not hold any other positions or functions in the Company.					
TATIANA MACEDO COSTA REGO	28/04/1978	Fiscal Council	19/04/2022	1 ano (AGO 2023)	4
951.929.135-00	Business Manager	43 - C.F.(Alternate)Elected by the Controller	Until 19/05/2022	Yes	0.00%
She does not hold any other positions or functions in the Company.					

12.5 / 12.6 – Composition and professional experience of the management and fiscal council

CANDIDATE TO THE BOARD OF DIRECTORS					
Name	Date of birth	Management body	Election date	Term of Office	Number of consecutive terms of office
Individual Taxpayer's Register (CPF)	Profession	Elective position indicated	Date of Investiture	Indicated by the controller	Percentage of participation in the meetings (%)
Other positions and duties performed in the Company					
CARLOS HENRIQUE VIEIRA CANDIDO DA SILVA	28/02/1966	Fiscal Council	19/04/2022	1 year (AGO 2023)	0
870.943.477-15	Accountant	45 - C.F.(Effective) Elected by Ordinary Minority Shareholders	Until 19/05/2022	No	0.00%
He does not hold any other positions or functions in the Company.					
GILBERTO BRAGA	08/10/1960	Fiscal Council	19/04/2022	2 years (AGO 2023)	5
595.468.247-04	Economist and Accountant	43 - C.F.(Effective)Elected by the Controller	Until 19/05/2022	Yes	97.61%
He does not hold any other positions or functions in the Company.					
ALEXIS KNEIP WARD	16/02/1974	Fiscal Council	19/04/2022	1 ano (AGO 2023)	0
078.948.497-82	Production Engineer	48 - C.F.(Alternate) Elected by Ordinary Minority Shareholders	Until 19/05/2022	No	0.00%
He does not hold any other positions or functions in the Company.					
MARCÍLIO JOSÉ RIBEIRO JÚNIOR	21/08/1973	Fiscal Council	19/04/2022	1 year (AGO 2023)	1
020.822.297-93	Accountant	45 - C.F.(Effective) Elected by Ordinary Minority Shareholders	Until 19/05/2022	No	100.00%
He does not hold any other positions or functions in the Company.					
CRISTIANO GADELHA VIDAL CAMPELO	03/08/1981	Fiscal Council	19/04/2022	1 year (AGO 2023)	0
045.136.486-43	Lawyer	45 - C.F.(Effective) Elected by Ordinary Minority Shareholders	Until 19/05/2022	No	0.00%
He does not hold any other positions or functions in the Company					
Professional Experience / Independence Criteria					

ANDRÉ AMARO DA SILVEIRA - 520.609.346-72

Mr. André Amaro is being nominated as an alternate member of the Company's Board of Directors by shareholder Novonor S.A. - In Judicial Reorganization. Mr. Amaro was a Member of the Novonor Organization (former Odebrecht organization) from 1988 to 2018. In addition to the above position in the Company, Mr. Amaro serves as a member of the Committee and People and Organization of the Board of Directors of the Company and is a full member of the Board of Directors of the company Ocyan, also acting as coordinator of the Committee of Culture, Communication, People and Sustainability, is a full member of the Board of Directors of the company Odebrecht Transport, also acting as coordinator of the Committee of People and Organization and member of the Finance and Investments Committee, and is Chairman of the Board of Directors of Redram Construtora de Obras S. A. He began his career in heavy infrastructure works and led Odebrecht investments in public service Concession programs in Brazil, Argentina and Portugal. His career also includes, Project Finance and Export Director at Construtora Norberto Odebrecht, Vice President of Planning and People at Braskem, People Director at Novonor S.A., President at Odebrecht Properties and Odebrecht Defesa e Tecnologia. He has a degree in Civil Engineering from Universidade Federal de Minas Gerais and a Master in Business Administration from IMD.

Mr. André Amaro declares that he has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. André Amaro states that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021, and that he does not hold any position in any third-sector organization.

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA - 299.637.297-20

Mr. José Mauro Mettrau Carneiro da Cunha is being nominated as effective member and Chairman of the Company's Board of Directors by the shareholder Novonor S.A. - In Judicial Reorganization. José Mauro has been a member of the Board of Directors since October 2019. He was Chief Executive Officer of Novonor S.A. - In Judicial Reorganization from April 2021 to March 2022 and was a member of the Board of Directors of Oi S.A. from September 2018 to September 2020, having previously served as Chairman of the Board of Directors of Oi S.A. since 2009. Mr. José Mauro began his career as an employee of BNDES, where he held several positions and held various executive positions (from 1974 to 1990), having also been appointed Director (from 1991 to 1998) and Vice President, responsible for the Industrial Operations, Legal and Tax Affairs areas (from 1998 to 2002). His main professional experiences include: (i) Full Member of the Board of Directors of Telemar Participações S.A. (from 2008 until the merger of Telemar Participações S.A., in September 2015); (ii) Full Member of the Board of Directors of Vale S.A. (from 2010 to April 2015); (iii) Interim Chief Executive Officer of Oi S.A., in 2013; (iv) Chairman of the Board of Directors of the following companies: Tele Norte Leste Participações S.A. (from 1999 to 2003 and from 2007 to 2012), where he also served as an Alternate Member of the Board of Directors, in 2006; Telemar Norte Leste S.A. (from 2007 to 2012); TNL PCS S.A. (from 2007 to 2012); Tele Norte Celular Participações S.A. (from 2008 to 2012); Coari Participações S.A. (from 2007 to 2012); Dommo Empreendimentos Imobiliários S.A., formerly Calais Participações S.A. (from 2007 to December 2016); (v) Member of the Board of Directors of Log-In Logística Intermodal S.A. (from 2007 to 2011); (vi) Member of the Board of Directors of Lupatech S.A. (from 2006 to 2012); (vii) Member of the Board of Directors of Santo Antonio Energia S.A. (from 2008 to 2016); (viii) Full member of the Board of Directors of the following companies: (a) Braskem S.A. (from 2007 to 2010), where he previously held the position of Vice President of Strategic Planning (from 2003 to 2005); (b) LIGHT Serviços de Eletricidade S.A. (from 1997 to 2000); (c) Aracruz Celulose S.A. (from 1997 to 2002); (d) Politeno Indústria e Comércio S.A. (from 2003 to 2004); (e) BANESTES S.A. - Banco do Estado do Espírito Santo (from 2008 to 2009); and (f) Pharol, SGPS, S.A. (from 2015 to 2017). Mr. José Mauro graduated in mechanical engineering from Universidade Católica de Petrópolis, in Rio de Janeiro, in 1971. He completed an Executive Program in Management at the Anderson School, University of California, in December 2002.

Mr. José Mauro Mettrau Carneiro da Cunha declares that he does not have (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. José Mauro states that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021, and that he does not hold any position in any third-sector organization.

JOSÉ LUIS BRINGEL VIDAL- 107.395.448-02

Mr. José Luis Bringel Vidal is being nominated as an effective member of the Company's Board of Directors by shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. José Luis Bringel Vidal has been a founding member and coordinator of the Infrastructure and Logistics Committee, of RGB - Rede de Governança do Brasil, since April 2021; Senior Government Relations Consultant of Norsk Hydro do Brasil, since February 2021; Member of the Board of Directors of Santos Brasil S.A., since May 2018, and of BEMISA - Brasil Exploração Mineral S.A., since March 2011. He is a Shareholder and Member of the Board of Directors of WV Logistics, since January 2020, and was Founding Partner and C&O from November 2003 until January 2020. He was Director of the Logistics and Transportation Division of the Infrastructure Department of FIESP - Federation of Industries of the State of São Paulo, from February 2020 to January 2022; Member of the Advisory Board of the Port of Angra dos Reis, from March 2020 to May 2021; Member of the Advisory Board of ABPM - Brazilian Association of Mineral Research Companies, from March 2017 until September 2020; Senior Consultant at Rio Tinto Alvan, from December 2017 until July 2018; Founding Partner at TACV - Transport System Development, from August 2013 until July 2017; Senior Consultant at Piaui State Government - BR, from March 2015 until March 2016; Senior Consultant at Zamin Resources Limited, from November 2015 until January 2016; Senior Consultant at Warburg Pincus LLC, from January 2015 until May 2015; Senior Consultant at Itochu Corp & JFE Steel & Posco Group & China Steel, from March 2014 until October 2014; Senior Consultant at Hatch - CODELCO, from July 2014 until September 2014; Senior Consultant at Rio Tinto Alcan, from May 2011 until March 2013; Senior Consultant at SNC - LAVALIN, from February 2012 until May 2012; Senior Consultant at Itochu Corporation & JFE Steel & Nippon Steel & Posco Group & China Steel, from March 2008 until November 2008; Logistics Director at BEMISA - Brasil Exploração Mineral S. A., from June 2007 until September 2008; Senior Advisor of Bahia Mineração S.A. - BAMIN, from March 2005 until April 2006; National Coordinator of the Logistics Council of FECOMÉRCIO - Federação do Comércio do Estado de São Paulo, from June 2001 until March 2005; General Manager of Pasha Brasil, of The Pasha Group - Rio Doce Pasha Terminais L.P., from July 2001 to October 2003; Manager of the São Paulo Business Unit of Ferrovia CentroAtlântica S.A. - FCA, from January 1997 to June 2001. He is an Electrical Engineer from Escola de Engenharia de Mauá, in 1992. He holds a Post-Graduate degree in Market-Oriented Business Administration from Escola Superior de Propaganda e Marketing, in 1994; Board of Directors Program, from Instituto Brasileiro de Governança Corporativa, in 2012; Certification as Experienced Board Member (CCA+), from Instituto Brasileiro de Governança Corporativa, in 2019; Update for Certified Board Members, from Instituto Brasileiro de Governança Corporativa, in 2020; Corporate Risk Management 1st Edition, by the Brazilian Institute of Corporate Governance, in 2020; Advanced Course for Board Members 14th Edition, by the Brazilian Institute of Corporate Governance, in 2020; Professional Education Specialization Leadership in Innovation, by MIT - Massachusetts Institute of Technology, in 2021; Specialization Risk Management and Financial Decision Making, by the University of Chicago, in 2021.

Mr. José Luis Bringel Vidal states that he does not have: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity. In addition, Mr. José Luis Bringel Vidal is considered an independent member based on the independence criteria defined by the Level 2 Listing Segment of B3 S.A., adopted by the Company. Mr. José Luis Bringel Vidal states that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third-sector organization.

DANIEL PEREIRA DE ALBUQUERQUE ENNES - 086.809.277-08

Mr. Daniel Pereira de Albuquerque Ennes is being nominated as an alternate member of the Company's Board of Directors by shareholder Petróleo Brasileiro S.A. - Petrobras. He is currently the Bank and Structured Finance Manager at Petrobras. Previously, he was a member of the Board of Directors of Liquigás Distribuidora S.A. and Banking Market Coordinator, Domestic Capital Market Coordinator and Export Credit Agency Coordinator at Petrobras. Mr. Daniel Pereira has a degree in Economics from Universidade Federal do Rio de Janeiro (UFRJ), a Bachelor's degree in Law from Universidade do Estado do Rio de Janeiro (UERJ) and a Master's degree in Industrial Economics from Universidade Federal do Rio de Janeiro (UFRJ).

Mr. Daniel Pereira de Albuquerque Ennes states that he has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Daniel Pereira states that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021, and that he does not hold any position in any third-sector organization.

GUILHERME SIMÕES DE ABREU - 065.800.095-00

Mr. Guilherme Simões de Abreu is being nominated as an alternate member of Braskem's Board of Directors by shareholder Novonor S.A. - In Judicial Recovery. He currently holds the position of Responsible for People, Communication and Organization at Novonor S.A., since January 2020. From June 2018 to December 2019, he held the position of Executive Secretary of the Board of Directors of Novonor S.A. From 2013 to March 2017, he was Manager of Novonor S.A. - In Judicial Recovery, for People and Organization matters.

Mr. Guilherme Simões de Abreu states that he has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Guilherme Simões states that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021, and that he does not hold any position in any third-sector organization.

JULIANA SÁ VIEIRA BAIARDI - 930.530.705-10

Ms. Juliana Sá Vieira Baiardi is being nominated as an effective member of Braskem's Board of Directors by shareholder Novonor S.A. - In Judicial Recovery. Ms. Juliana Baiardi joined Odebrecht in August 2011 Since April 2021 she has been an advisor to Novonor's CEO and is currently also Vice Chairman of the Board of Odebrecht Engenharia e Construção (and a board member of OTP Before being an advisor, Juliana was President of Atvos from May 2019 to February 2021 CEO of OTP from May 2017 to May 2019 CEO of Odebrecht Ambiental from September 2016 to April 2017 CFO of Odebrecht Ambiental from February 2016 to September 2016 and Director of Logistics of OTP from August 2011 to February 2016 Before joining Odebrecht, Juliana worked 10 years at J P Morgan in the Investment Banking and Private Equity areas She also worked at Dresdner Bank in Brazil in the Project Finance sector from 1997 to 1999 Juliana has a degree in Civil Engineering from UFBA Universidade Federal da Bahia and an MBA from Columbia University in New York. Ms. Juliana Sá Vieira Baiardi states that she has not: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; (c) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity. Ms. Juliana Sá Vieira Baiardi declares that she is not a politically exposed person, under the terms of CVM Resolution no. 50, dated August 31, 2021, and that she does not hold a position in a third-sector organization.

ROBERTO FALDINI - 070.206.438-68

Mr. Roberto Faldini is being nominated as an effective member of the Company's Board of Directors by the shareholder Novonor S.A. - In Judicial Reorganization. He is President and partner of Faldini Participações Administração e Investimentos Ltda. and CEO of MBF Administração e Serviços. Besides the Board of Braskem SA, he is currently a member of the Boards of Irani Papel e Embalagens SA, Cia. Habitasul de Participações and Novonor S.A. - In Judicial Recovery. He voluntarily participates as a member of the Board of Trustees of the Dorina Nowill Foundation for the Blind, the Crespi Prado Foundation and the Norberto Odebrecht Foundation. He is the director of Fundação Cultural Ema Gordon Klabin. Mr. Roberto Faldini is a guest professor at Fundação Dom Cabral and an arbitrator at CAM - Câmara de Arbitragem do Mercado of B3. He has participated as a member of the Board of Directors and Advisory Board of several companies in Brazil and abroad, among them BOVESPA, Metal Leve, Maraú, Livrarias Siciliano, CPFL, Inpar, Klicknet, Sadia, BRF, Bco. BMG, Vulcabrás and Marfrig. He was a co-founder of IBGC - Brazilian Institute of Corporate Governance in 1995 and is still active in several of its committees. He is an associate member of IBEF - Brazilian Institute of Financial Executives and of FBN - Family Business Network. For over 20 years he was an executive officer, shareholder and member of the Board of Directors of Metal Leve S.A., he was President of CVM in 1992. He was coordinator for 5 years (2002 - 2007) in São Paulo of the Núcleo da Empresa Familiar - PDA, of the Dom Cabral Foundation. He graduated in Business Administration from Fundação Getúlio Vargas (1972), and has specialization in (i) Advanced Management from Fundação Dom Cabral and INSEAD (1991); (ii) Entrepreneurship from Babson College (2004) and (iii) Corporate Governance (IFC and IBGC - 2009, 2011, 2013 and 2016). From 2016 to the present he continued and continues to participate in several courses and seminars in Brazil and abroad, as well as, events related to Business Strategy, Business Administration, Corporate and Family Governance aiming his continuous learning.

Mr. Roberto Faldini declares that he does not have (a) any criminal conviction; (b) any conviction in an administrative proceeding at the CVM; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Roberto Faldini declares that he is not a politically exposed person, in the terms of CVM Resolution 50, of August 31, 2021, and that he does not hold a position in a third sector organization.

EDUARDO BACELLAR LEAL FERREIRA – 265.598.977-53

Mr. Eduardo Bacellar Leal Ferreira is being nominated as an effective member of the Company's Board of Directors by shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Eduardo Bacellar Leal Ferreira has been Chairman of the Board of Directors of Petrobras since 2019. In addition to the Petrobras Board, he participated in the Admiralty (Navy High Command) from 2013 to 2019, having chaired it from 2015 to 2019; the Navy's Financial and Administrative Council, from 2015 to 2019; the Interministerial Commission for the Resources of the Sea (coordinator), from 2015 to 2019; the Management Councils in the various Military Organizations he directed or commanded; and the Officer Promotion Commission, in 2007. He served in the Brazilian Navy from 1971 to 2019, in the positions of Director of Ports and Coasts, from 2010 to 2011; Commander-in-Chief of the Fleet, in 2012; Commander of the War College, from 2013 to 2015; and Commander of the Navy, from 2015 to 2019. Before 2010, he served in numerous positions and functions inherent to his career, including a total of 13 years in command and direction of ships and land-based organizations, including the Port Captaincy of Rio de Janeiro, the Admiral Alexandrino Training Center, the Naval School and the Seventh Naval District Command (Brasilia, Goiás and Tocantins). He was an astronomical navigation instructor at the American Naval Academy, in Annapolis (Maryland), for two years. He also served in the Chilean Navy, taking a General Staff course. He is a graduate of the Officer's Graduation Course and of Operations Engineering, mechanical modality, by the Naval School, from 1971 to 1975. He has an Electronics Improvement Course for Officers, at the Admiral Wandenkolk Training Center, from 1976 to 1977; Command and General Staff Course, in 1990, Superior Course, in 1991, Maritime Policy and Strategy Course, in

2000, at the Naval War College; General Staff Course at the Chilean Navy, in 1992; Module of Economic Sciences, from the Faculty of Economic and Administrative Sciences of the Universidad Marítima de Chile, in 1992; Professional Master of Naval Sciences, from the Naval War College, in 1992; and Professional Doctorate in Naval Sciences, Maritime Policy and Strategy at the EGN, in 2000.

Mr. Eduardo Bacellar Leal Ferreira states that he has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Eduardo declares to be a politically exposed person, in the terms of CVM Resolution no. 50, dated August 31, 2021, due to his occupying the position of Chairman of the Board of Directors of Petróleo Brasileiro S.A. - Petrobras, and that he does not hold a position in a third sector organization.

MARCELO KLUJSZA - 849.022.137-53

Mr. Marcelo Klujsza is being nominated as an effective member of the Company's Board of Directors by shareholder Petróleo Brasileiro S.A. - Petrobras and is a member of its Support Committee - Finance and Investment Committee. Mr. Marcelo Klujsza has served in senior management positions in consulting companies - CEO of Metal Data S.A. and Vice President of Alexander Proudfoot Consultoria - in addition to acting as a consultant through his own company - Metakarp Value Consulting, offering support to the management and board of directors of companies, especially in the mineral and metallurgical industry segment. He has also worked in technical, management and senior management positions at Vale, Rio Paracatu Mineração, Rio Tinto Brasil, IBM Brasil and Grupo Solmucci Entretenimento. At Petrobras, he held the position of Assistant to the Board of Directors from 06/2015 to 11/2015 and Advisor to the Presidency from 12/2018 to 04/2021. He held the position of Chairman of the Board of Directors of Liquigás Distribuidora S.A. from 06/2019 to 12/2020. He holds a degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro, a master's degree in Geosciences/Geology from Universidade Federal do Rio de Janeiro, a specialization in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro and has a professional career spanning 37 years.

Mr. Marcelo Klujsza states that he has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcelo Klujsza states that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third-sector organization.

GESNER JOSÉ DE OLIVEIRA FILHO - 013.784.028-47

Mr. Gesner Jose de Oliveira Filho is being nominated as a sitting member of the Company's Board of Directors by shareholder Novonor S.A.. Mr. Gesner Jose de Oliveira Filho is certified by IBGC as an Independent Board Member and member of the Audit Committee CCoAud+; member of the Board of Directors of TIM, where he coordinates the Statutory Audit Committee and is a member of the ESG Committee; Chairman of the Board of Directors of Estre Ambiental, and member of the Self-Regulation Council of FEBRABAN. He was a member of the World Advisory Board of UBER and member of the Boards of Directors of Iguá, Usiminas, Sabesp, CESP, Banco Nossa Caixa and Varig. He also currently participates, on a pro bono basis, in the Regional Council of Economics, Iguá Sustainability Institute, Brazilian Institute of Ethics in Competition (ETCO), Center for Business-School Integration (CIEE), is a member of the Advisory Board of GRAPE ESG and member of the Advisory Council for Climate Policies and Actions of the Executive Secretariat for Climate Change (SECLIMA) of the Municipal Government Secretariat of the city of São Paulo. Partner at GO Associados, Professor at FGV, where he coordinates the Center for Infrastructure Studies and Environmental Solutions. Between 2007 and 2011, he was President of Sabesp - Companhia de Saneamento do Estado de São Paulo. Between 1996 and 2000, he was President of CADE. He holds a PhD from the University of California (Berkeley), a master's degree from Unicamp and a bachelor's degree from FEA- USP, always in the area of Economics.

Mr. Gesner Jose de Oliveira Filho declares that he has not: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity. In addition, Mr. Gesner de Oliveira is considered an independent member based on the independence criteria defined by the Level 2 Listing Segment of B3 S.A., adopted by the Company. Mr. Gesner de Oliveira declares that he is not a politically exposed person, in the terms of CVM Resolution nº 50, of August 31, 2021, and that he does not hold a position in a third sector organization.

HÉCTOR NUÑEZ - 249.498.638-94

Mr. Héctor Nuñez is being nominated as effective member of the Company's Board of Directors by the shareholder Novonor S.A. - In Judicial Reorganization. Mr. Héctor Nuñez is a senior executive, customer-focused, international business strategist with over 25 years of success managing growth, re-engineering troubled operations and starting up startups throughout the United States and South America. He holds a BA and MBA from Florida International University in Business Administration. He served as CEO of Ri Happy Brinquedos S.A. for 9 years, leading transactions to acquire the largest specialty retailers in Brazil. He also served as CEO of Walmart Stores, Inc. and various leadership positions at The Coca-Cola Company and its group companies. Since March 2022, he holds the position of CEO of Novonor S.A. - In Judicial Recovery, a company where he also held the position of Chairman of the Board of Directors from April 2021 to March 2022. He has also served, since January 2011, as an Independent Board Member of Vulcabrás and, since April 2017, as Chairman of the Board of Directors of Marisa S.A. He is also a board member of the NGO Amigos do Bem.

Mr. Héctor Nuñez states that he has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Héctor Nuñez declares that he is not a politically exposed person, in the terms of CVM Resolution No. 50, dated August 31, 2021.

JOÃO PINHEIRO NOGUEIRA BATISTA - 546.600.417-00

Mr. João Pinheiro Nogueira Batista is being nominated as an effective member of the Company's Board of Directors by the shareholder Novonor S.A. - In Judicial Recovery. Mr. João Pinheiro Nogueira Batista has served for more than 10 years on the Board of Directors of companies in Brazil and abroad. Until January 2022 Mr. João Nogueira was CEO of Evoltz Participações S.A. Mr. João Nogueira has been an independent board member at Wiz Soluções e Corretagem de Seguros S.A. since April 2020, as well as at two third sector organizations: Associação Maria Helen Drexel and Instituto de Reciclagem do Adolescente-Recicla. In the Novonor Group, he was an independent member of the Boards of Directors of Odebrecht Engenharia e Construção since June 2017 and of Ocyan since April 2018, in which he remained until January 2019, when he joined the Board of Directors of Novonor S.A. - In Judicial Recovery and remained until April 2021. In his broad executive career built in the public and private sectors, he was CEO of Swiss Re, Bertin S.A. and Suzano Petroquímica, as well as held directorships in companies such as Petrobras, Dresdner Bank, Citibank, Radiobras and Siderbras. Mr. João Nogueira Batista holds a degree in economics from PUC - RJ and an MBA in Economic Engineering from Universidade Gama Filho, Rio de Janeiro.

Mr. João Pinheiro Nogueira Batista declares that he has no criminal convictions: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. João Pinheiro Nogueira Batista is considered an independent member based on the independence criteria defined by the Level 2 Listing Segment of B3 S.A., adopted by the Company. Mr. João Nogueira also declares that he is not a politically exposed person, under the terms of CVM Resolution No.

50, dated August 31, 2021.

CHARLES LENZI - 276.937.750-72

Mr. Charles Lenzi is being nominated as an effective member of the Company's Board of Directors by shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Charles Lenzi is Executive Chairman of ABRAGEL, since 2019; Independent Member of the Board of Directors and Member of the Audit Committee of AES Brasil, since 2019; and Independent Member of the Board of Directors, Member of the Audit Committee and Member of the People and Sustainability Committee of BEVAP - Bioenergética Vale do Paracatu, since 2020. He was CEO of Eletropaulo, from 2016 to 2018; COO of AES Brasil, CEO of Eletropaulo and CEO of AES Sul from 2016 to 2017; Executive President of ABMGEL from 2010 to 2016; Managing Director of Grupo Stefani, from 2008 to 2010; Vice-President of Distribution AES Brasil, Eletropaulo and AES Sul, from 2006 to 2008; General Director of AES Sul, from 2004 to 2006; Vice-President of Operations of Eletropaulo, from 2002 to 2003; Regional Director of AES EDC - La Eletricidad de Caracas, from 2001 to 2002; President Director of AES CESCO - India, from 2000 to 2001; Business Unit Manager of AES Sul, from 1998 to 1999; General Manager of Gazola S/A from 1988 to 1998; Sales Engineer of Intral S/A from 1982 to 1986. He is an Electrical Engineer from PUCRS, from 1977 to 1981. He holds a Specialization Degree in Industrial Automation from UNICAMP, from 1986 to 1988; MBA in Finance from UCS§, from 1996 to 1998; MBA in Strategic Planning and Business Management from FGV, in 1999; Leadership Development Program from Darden Business School, Universis of Virginia, in 2006; PGA Advanced Management Program, from Dom Cabrale INSEAD Foundation, in 2007; Master in Business Administration and Business from PUCRS, in 2015; Board Member Course from IBGC, in 2016; and Global Executive Leadership Retreat, from Georgetown University, in 2017.

Mr. Charles Lenzi states that he has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable judicial or administrative ruling that has suspended or disqualified him from engaging in any professional or commercial activity. In addition, Mr. Charles Lenzi is considered an independent member based on the independence criteria defined by the Level 2 Listing Segment of B3 S.A., adopted by the Company. Mr. Charles Lenzi declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third-sector organization.

LAURA MANIERO GADELHO - 327.092.088-14

Ms. Laura Maniero Gadelho is being nominated as an alternate member of the Company's Board of Directors by the shareholder Novonor S.A. - under Judicial Reorganization. Ms. Laura Maniero Gadelho is currently a lawyer in the corporate area of Novonor S.A., a position she has held since April/2016, having previously worked at Odebrecht Properties (January/2013 to April/2016) as a lawyer in the corporate and business areas. She also worked as a senior lawyer in the litigation and arbitration department at Lefosse Advogados/Linklaters LLP (October/2007 to January/2013), in São Paulo and New York, as a trainee and lawyer in the litigation and arbitration department at Dourado Fialdini Penna Tilkian Advogados Associados (November/2005 to October/2007) and as a trainee in the administrative law department at Tojal Teixeira Ferreira Serrano e Renault Advogados (May/2005 to November/2005). Ms. Laura Maniero Gadelho has a law degree from Universidade de São Paulo (USP) (2002 to 2006), a Continuing Education Course in Arbitration from Escola de Direito da Fundação Getúlio Vargas - FGV (2008) and an LL.M. (Master of Laws) from Columbia University School of Law (August/2010 to May/2011), having also participated in the International Commercial Arbitration Association and the Latin American Association of Business Law.

Ms. Laura Maniero Gadelho does not hold any position in a third sector organization. She states that she has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity. Ms. Laura Maniero Gadelho declares that she is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021.

ROBERTO LOPES PONTES SIMÕES - 141.330.245-91

Mr. Roberto Simões is being nominated as a full member of the Company's Board of Directors by the shareholder Novonor S.A. - In Judicial Recovery. Mr. Roberto Simões is the current CEO of Braskem S.A., elected on January 1, 2020, and has been a sitting member of the Company's Board of Directors since May 29, 2019, as appointed by shareholder Novonor S.A. - under Judicial Reorganization. Mr. Roberto Simões has served on Boards of Directors as Chairman or member in large companies or institutions, such as: IBP (Brazilian Petroleum Institute), ABIQUIM, Odebrecht Engenharia e Construção, Consorcio Baia de Sepetiba, Itaguaí Construções Navais, Petroquímica Paulínia, Ipiranga Química, Ipiranga Petroquímica, Refinaria Ipiranga, COPESUL, Petroflex and CETREL. He was CEO of Ocyan S.A. (2012-2019), of Odebrecht Defesa e Tecnologia (2010-2012), President of Santo Antônio Energia (2008-2010) and Executive Vice President of Braskem (2004-2008). At iG-Internet Group, he was COO and CEO from 2000 to 2004. He was President of Opportrans Concessão Metroviária - Metro Rio from 1999 to 2000. He began working for the Odebrecht Group in 1994 as Contract Director for Tenenge and CNO until 1999. He graduated in Mechanical Engineering from the Federal University of Bahia in 1978 and also took Cemant - Petrochemical Projects and Maintenance Engineering Course (Petrobras/UFBA agreement). He is a member of the Assembly of the Social Works of Sister Dulce.

Mr. Roberto Simões states that he has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Roberto Simoões states that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021.

MARCOS ANTÔNIO ZACARIAS - 663.780.367-72

Mr. Marcos Antonio Zacarias is being nominated as an alternate member of the Company's Board of Directors by the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Marcos Antonio has been CEO of Petrobras Uruguay S.A. de Inversión and of Petrobras Uruguay Servicios y Operaciones S.A. since March 1, 2020. He was CEO of Petrobras Uruguay Distribuición S.A. and Misurol S.A., from 03/01/2020 to 02/05/2021; Director of Petrobras Uruguay S.A. de Inversión, Vice President of Petrobras Uruguay Distribuición S.A., Vice President of Mirusol S.A., and Vice President of Petrobras Uruguay Servicios y Operaciones S.A., from 01/01/2018 to 02/29/2020; Vice President of Distribuidora de Gas Montevideo S.A. and Director of Conecta S.A., from 01/02/2019 until 09/30/2019; General Manager of Company Management and Benefits, from 2016 until 2017, General Manager of Financial Management, in 2016, Executive Manager of Corporate Finance, from 2015 until 2016, General Manager of Financial Management, from 2006 until 2015, Manager of Subsidiary Coordination, from 2005 until 2006, Accounting Manager of International Business, from 2000 until 2005, at Petrobras - Petróleo Brasileiro S.A.; Financial Control Manager, at Petrobras Internacional S.A. - Braspetro, from 1999 to 2000; and Financial and Administrative Manager, at Petrobras Colombia, from 1995 to 1999. He worked at Amil Assistência Médica Internacional Ltda., at Cobra Computadores S.A., at Banco Mercantil de São Paulo S.A. and at the Ministério da Aeronáutica during his mandatory military service. He graduated in Accountancy from the Universidade do Estado do Rio de Janeiro in 1987. He holds an MBA in Business, Controlling, Auditing and Accounting from Fundação Getúlio Vargas, in 1994; an MBA in Accounting Management from the University of São Paulo, in 2005; an Advanced Management Program from INSEAD Business School, Fontainebleau,

France, in 2008; and an Advanced International Program in Oil and Gas Financial Management from the University of Texas at Dallas, USA, in 1997.

Mr. Marcos Antônio Zacarias declares that he does not have (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcos Antônio Zacarias declares that he is not a politically exposed person under the terms of CVM Resolution 50, dated August 31, 2021.

LINEU FACHIN LEONARDO - 317.424.398-02

Mr. Lineu Fachin Leonardo is being nominated as an alternate member of the Company's Board of Directors by the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Lineu Fachin has been General Manager of Development, Career and Leadership at Petrobras - Petróleo Brasileiro S.A., since September 2020. He has held several managerial positions at Petrobras in the last 10 years, and has also worked at a company controlled by Petrobras in the Human Resources area. Among the managerial experiences at Petrobras, the highlights are the conduction of Career, Succession and Performance, Development, and Organizational Learning topics, in addition to having acted as International HR manager at Petrobras. At Transpetro (Petrobras Transporte S.A.) he was in charge of Career, Remuneration, Performance, and Labor and Union Relations during his time at the company. Before working for Petrobras, she worked in education, having implemented distance learning courses at Universidade Norte do Paraná. She holds a Bachelor's degree in Business Administration from the State University of Londrina (1999-2003), and a degree in Tourism and Hospitality from the University of Northern Paraná (1999-2003). He holds a Specialization in International Relations from Universidade Candido Mendes (2007-2008); Specialization in People Management from IBMEC (2008-2009). He holds a Master in Administration - Business Management, from Fundação Getúlio Vargas/RJ (2019-2020). He also has executive training abroad at schools such as INSEAD - Institut Européen d'Administration des Affaires, Center for Creative Leadership, Kellogg School of Management, TIAS Business School and Rutgers Business School.

Mr. Lineu Fachini Leonardo declares that he does not have: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Lineu Fachin Leonardo declares that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021.

RODRIGO TIRADENTES MONTECCHIARI - 073.285.937-92

Mr. Rodrigo Tirandentes Montecchiari is being nominated as an alternate member of the Company's Board of Directors by the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Rodrigo Montecchiari is Fiscal Director of Refinarias de Mucuripe S.A., Manaus S.A., Canoas S.A. and Paraná Xisto S.A. Additionally, he is Alternate Fiscal Director of Logum Logística S.A., since April 2018 and was Chief Financial Officer (CFO) of PB-LOG between April 2017 and December 2021. He was Fiscal Director of PQS and MSGÁS, from April 2013 to March 2018; Alternate Fiscal Director of Petros, from April 2013 to March 2018; Corporate Finance at Petrobras, from December 2012 to March 2017; Chief Financial and Administrative Officer at Petrobras Namibia, from March 2012 to November 2012; Chief Financial and Administrative Officer at Petrobras Angola, from March 2010 until February 2012; Chief Financial and Administrative Officer at Petrobras Nigeria, from May 2007 until February 2010; and Coordinator of Audit and Joint Ventures at Petrobras, from 2003 until April 2007. He holds a degree in economics from Universidade Federal Fluminense, an Executive MBA from Fundação Dom Cabral and a Master's degree in Corporate Finance from the University of Liverpool.

Mr. Rodrigo Tiradentes Montecchiari states that he has no criminal convictions: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Rodrigo Tirandentes Montecchiari declares that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021.

ISMAEL CAMPOS DE ABREU - 075.434.415-00

Mr. Ismael is being nominated as a full member of the Company's Fiscal Council by the shareholder Novonor S.A. - In Judicial Recovery. Mr. Ismael Campos served as an Officer at Kieppe Participações e Administração Ltda. - under Judicial Reorganization from April 2011 to May 2017. Between 1995 and March 2011 he served as Controller of Novonor S.A. - under Judicial Recovery (former Odebrecht S.A.), a company that indirectly holds more than 5% of the same type or class of securities of the Company. He was Manager of the tax consulting division of PricewaterhouseCoopers (1978/1985) and of Arthur Andersen (1989/1991). He was a partner at Performance Auditoria e Consultoria Empresarial (1992/1995). He was a member of the Board of Directors of Hospital Cardio Pulmonar and member of the Fiscal Council of several companies operating in the petrochemical sector. Mr. Ismael holds a degree in Accounting from Fundação Visconde de Cairú and a post-graduate degree in Economic Engineering from the Inter-American Development Center.

Mr. Ismael Campos de Abreu does not hold a management position in any third sector organization. The Director states that he has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity. The Board Member declares that he/she is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021.

IVAN SILVA DUARTE - 611.242.065-15

Mr. Ivan is being nominated as an alternate member of the Company's Fiscal Council by the shareholder Novonor S.A. - In Judicial Recovery. Mr. Ivan was an officer of Kieppe Participações e Administração Ltda. - under Judicial Reorganization from January 2016 until May 2019, which is part of the same economic group as the issuer and indirectly holds interest exceeding 5% of the capital stock. Previously, Mr. Ivan worked as a manager at KPMG - Auditores Independentes from 1995 to 2001, when he then started to work as a senior manager at PricewaterhouseCoopers Auditores Independentes until 2008. Between 2008 and 2015 Mr. Ivan was an officer at EAO Empreendimentos Agropecuários e Obras S.A., a company belonging to the Novonor Group (formerly Odebrecht Group), which operates in the Agriculture, Food and Beverage segments. Mr.

Ivan has a degree in Accounting Sciences from Universidade de Salvador (UNIFACS), and an MBA in Corporate Finance from Fundação Getúlio Vargas and an MBA in Entrepreneurship from Babson College (Boston/USA).

Mr. Ivan Silva Duarte disclaims any criminal conviction: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity Mr. Ivan Silva Duarte declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50 of August 31, 2021, and that he does not hold a position in a third sector organization.

TATIANA MACEDO COSTA REGO - 951.929.135-00

Ms. Tatiana is being nominated as an alternate member of the Company's Fiscal Council by indication of the shareholder Novonor S.A. - under Judicial Recovery. Ms. Tatiana is currently responsible for the controller at OEC (Odebrecht Engenharia e Construção). Previously, Ms. Tatiana worked as Responsible for Tax Planning at Construtora Norberto Odebrecht S.A. ("CNO"). From 2000 to April 2007, Ms. Tatiana worked at the tax area of VIVO S/A, in the telephony sector, as Manager of the Tax Planning Division. Previously, she worked for 2 years at Arthur Andersen. Tatiana has a degree in Public and Private Business Administration from Universidade Federal da Bahia and an MBA in Management from IBMEC.
Ms. Tatiana does not hold a management position in any third sector organization. Ms. Tatiana declares that she has no criminal convictions: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity. Ms. Tatiana declares that she is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021.

CARLOS HENRIQUE VIEIRA CANDIDO DA SILVA – 870.943.477-15

Mr. Carlos Henrique is being nominated as an effective member of the Company's Fiscal Council by the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Carlos Henrique has held the position of General Manager of Accounting Operations since 2020 at Petrobras, where he joined in 1990 as an accountant, having held various leadership and management positions in the technical accounting area. Also, since 2020 he has held the position of member of the Fiscal Council of Ibiritermo S.A., and was a member of the Fiscal Council of Petrobras Logística de Exploração e Produção S.A. (2018-2020); Metanol do Nordeste S.A. (2014-2018); Companhia de Gás do Rio de Janeiro S.A. (2010 -2014), Companhia Paranaense de Gás (2006 - 2010) and Gás de Alagoas S.A. (2003-2006). He holds a bachelor's degree in accounting and a specialization degree in accounting, both from Universidade Federal do Rio de Janeiro, in addition to an Executive MBA in Business Management from PDG - Educational Programs for Executives.
Mr. Carlos Henrique Vieira Candido da Silva does not hold a management position in any third sector organization. Mr. Carlos Henrique Vieira Candido da Silva declares that he does not have (a) any criminal conviction; (b) any conviction in an administrative proceeding at the CVM; and (c) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Carlos Henrique Vieira Candido da Silva declares that he is not a politically exposed person, in the terms of CVM Resolution No. 50, dated August 31, 2021

GILBERTO BRAGA - 595.468.247-04

Mr. Gilberto Braga is being nominated as a sitting member of the Company's Fiscal Council by the shareholder Novonor S.A. - under Judicial Reorganization. Mr. Gilberto is a business consultant in the areas of finance, capital markets, corporate, tax, forensics and forensic assistance, besides acting as fiscal, management and audit committee member for publicly-held companies and professional associations. He was a member of the CVM's Investment Funds Accounting Standards Advisory Committee, is a university and post-graduation professor of corporate governance at Fundação Dom Cabral, IBMEC, PUC and FGV, a commentator for Radio CBN, FM 94 in Rio de Janeiro, and an article writer for the newspaper O Dia. He has a degree in Economics from UCAM Ipanema and Accounting from UGF, a post-graduate degree in Financial Administration from IAG-PUC Rio and a Master in Administration (Finance and Capital Markets) from IBMEC-Rio. He is a member of IBGC.
Mr. Gilberto Braga does not hold any management position in any third-sector organization. The Board Member disclaims any criminal convictions: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity, except for sanctioning administrative proceedings Nos. PT1201558576 and PT0901459167 before BACEN, which disqualified him for the exercise of management positions in the administration or management in institutions in BACEN's area of supervision for 4 years. The first was annulled by the 2nd Federal Court of Rio de Janeiro in case no. 5015869-16.2018.4.02.5101, with a final and unappealable decision. The second administrative procedure also had its disqualification decision annulled by the 16th Federal Court of Rio de Janeiro, as per the decision rendered in Case No. 0055707-51.2018.4.02.5101, confirmed by the TRF of the 2nd Region. Mr. Gilberto Braga declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50 of August 31, 2021, and that he does not hold a position in a third-sector organization.

ALEXIS KNEIP WARD - 078.948.497-82

Mr. Alexis Kneip is being nominated as a substitute member of the Fiscal Council by indication of the shareholder Petróleo Brasileiro S.A. - Petrobras. Since August 2020, Mr. Alexis has been working in the finance area supporting the financial processes at Petrobras. He has held several positions at Petrobras in different areas: he has worked in the governance area in the scope of corporate optimization (2019 to 2020); he was coordinator of the financial area responsible for managing equity investments (2015-2017), he has worked in the financial area, in the scope of debt portfolio management (2011-2014) and coordinated the project finance area (2002-2011). From October 1998 to September 2002, Mr. Alexis Kneip Ward worked as a production engineer at the Brazilian Post and Telegraph Company. Mr. Alexis has a degree in production engineering from Universidade Federal do Rio de Janeiro (UFRJ), a master's degree in business administration with specialization in finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), and a master's degree in clean energy engineering from the University of British Columbia, Canada.
Mr. Alexis Kneip Ward does not hold any management position in any third sector organization. Mr. Alexis Kneip Ward represents that he does not have: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable judicial or administrative conviction that has suspended or disqualified him from engaging in any professional or commercial activity. Mr. Alexis Kneip Ward disclaims any political exposure under the terms of CVM Resolution No. 50 of August 31, 2021.

MARCÍLIO JOSÉ RIBEIRO JÚNIOR - 020.822.297-93

Mr. Marcílio José Ribeiro Jr. is being nominated as effective member of the Company's Fiscal Council by the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Marcílio is currently a Senior Accountant at PETROBRAS, having previously held other positions at the same company (since October 2, 2006). He is currently a Fiscal Director at METANOR - Metanol do Nordeste S.A. and Alternate Fiscal Director at IBIRITERMO S/A, having previously served as Fiscal Director at Stratura Asfaltos S.A. He has also previously worked at Queiroz Galvão Óleo e Gás S/A, as Controller; at Starfish Oil & Gas S.A., as Accounting Manager; at Gaspart Gás Participações Ltda. (currently MITSUI Gás do Brasil), as an Accountant; at ALTM
S.A. Tecnologia e Serviços de Manutenção (Alstom Group), as Accounting Manager; at Terminal Garagem Menezes Côrtes S.A., as Accountant; and at Erco Engenharia S.A., as Accounting Analyst. He holds a Bachelor's degree in Accounting Sciences from Universidade Federal do Rio de Janeiro (February/1993 - August/1997); an MBA in Economic and Financial Engineering from Universidade Federal Fluminense (September/2000 - November/2001); and an LL.M. in Corporate Law from IBMEC (March/2014 - February/2016). Marcilio Jose Ribeiro Jr. does not hold a management position in any third-sector organization.
The Director states that he has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity. The Board Member declares that he/she is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021.

CRISTIANO GADELHA VIDAL CAMPELO - 045.136.486-43

Mr. Cristiano Gadelha is being nominated as an alternate member of the Company's Fiscal Council by the shareholder Petróleo Brasileiro S.A. - Petrobras. Mr. Cristiano Gadelha holds a Law degree from Fundação Mineira de Educação e Cultura, a post-graduate degree with an MBA in Business Management from Fundação Dom Cabral, and is specialized in Tax Law. Before joining Petrobras, he worked at a law firm focused on tax litigation and consulting. In 2006, he joined the staff of the Legal Department of Petrobras, where he participated in several M&A transactions, especially the acquisition of the companies of the Ipiranga Group and

Suzano Petroquímica, as well as the consolidation of national petrochemical companies into Braskem S.A. Ten years ago he joined the tax area of Petrobras, linked to the Financial Board, where he became the External Relations Manager for the South, Southeast and Midwest regions. Since 2020 he has been the General Manager of Representation and Negotiation, whose main duties are to promote technical representation and external relations in matters of taxes and government participation, at the strategic level, covering all spheres of government, including engagement with associations and class entities in which the Company participates. Between 2014 and 2015 he was a full member of the Fiscal Council of Companhia Maranhense de Gás - GASMAR, and between 2016 and 2018 he was Chairman of the Fiscal Council of Braskem S.A. Since 2019 he has been Chairman of the Fiscal Council of Transportadora Brasileira Gasoduto Bolívia-Brasil S/A (TBG).

Mr. Cristiano Gadelha Vidal Campelo does not hold a management position in any third-sector organization. Mr. Cristiano Gadelha Vidal Campelo declares that he does not have (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Cristiano Gadelha Vidal Campelo declares that he is not a politically exposed person under the terms of CVM Resolution No. 50, dated August 31, 2021.

12.7/8 - Composition of Committees

As provided for in Article 26, item VI, of the Company's Bylaws, the Board of Directors may, among other activities, create specialized committees to support its deliberative processes, as well as approve any internal regulations of such committees. In this sense, below are the data referring to the candidates for members of the Company's Board of Directors who currently make up its Committees, emphasizing, by the way, that the curricula vitae of the members of the Committees listed below are in item 12.5 above

Name CPF Other positions/functions held in the Company	Committee type Description other committees	Audit Type Profession	Position held Description other positions held	Date of birth Election date	Investiture Date Number of Consecutive Mandates	Term of office Percentage of participation in meetings
João Pinheiro Nogueira Batista	Other Committees		Others	13/08/1956	25/06/2020	2 YEARS
546.600.417-00	FINANCE AND INVESTMENT COMMITTEE	Economist	Committee Member and Coordinator (Effective)	25/06/2020	2	100%
He is part of the Company's Board of Directors, as an effective member.						
José Mauro Mettrau Carneiro da Cunha	Other Committees		Others	04/12/1949	25/06/2020	2 YEARS
299.637.297-20	COMMITTEE OF STRATEGY, COMMUNICATION AND ESG	Mechanical Engineer	Committee Member (Effective)	25/06/2020	0	100%
He is part of the Company's Board of Directors, as an effective member (President).						
MARCELO KLUJSZA	Other Committees		Others	20/11/1962	11/12/2020	2 YEARS
849.022.137-53	FINANCE AND INVESTMENT COMMITTEE	Mechanical Engineer	Committee Member (Effective)	11/12/2020	0	100%
He is part of the Company's Board of Directors, as an effective member (President).						
Roberto Faldini	Other Committees		Others	06/09/1948	25/06/2020	2 YEARS
070.206.438-68	PEOPLE AND ORGANIZATION COMMITTEE	Business Manager	Committee Member (Effective)	25/06/2020	2	94,1%
He is part of the Company's Board of Directors, as an effective member (President).						
ANDRÉ AMARO DA SILVEIRA	Other Committees		Others	18/07/1963	25/06/2020	2 YEARS
520.609.346-72	COMITÊ DE PESSOAS E ORGANIZAÇÃO	Civil Engineer	Committee Member (Effective)	25/06/2020	0	92,7%
He is part of the Company's Board of Directors, as an alternate member.						
DANIEL PEREIRA DE ALBUQUERQUE ENNES	Other Committees		Others	18/01/1980	25/06/2020	2 YEARS
086.809.277-08	FINANCE AND INVESTMENT COMMITTEE	Economist	Committee Member (Effective)	25/06/2020	0	100%

Name CPF Other positions/functions held in the Company	Committee type Description other committees	Audit Type Profession	Position held Description other positions held	Date of birth Election date	Investiture Date Number of Consecutive Mandates	Term of office Percentage of participation in meetings
He is part of the Company's Board of Directors, as an alternate member.						
Gesner José de Oliveira Filho	Other Committees		Others	17/05/1956	09/11/2021	Until 1st Board Meeting after AGM 2022
013.784.028-47	STATUTORY AUDIT AND COMPLIANCE COMMITTEE	Economist	Committee Member (Effective)	09/11/2021	4	96,3%%
He is part of the Company's Board of Directors, as an independent effective member.						
ROBERTO LOPES PONTES SIMÕES	Other Committees		Others	10/11/1956	25/06/2020	2 YEARS
141.330.245-91	COMMITTEE OF STRATEGY, COMMUNICATION AND ESG	Mechanical Engineer	Committee Member (Effective)	25/06/2020	2	100%
He is part of the Company's Board of Directors, as an effective member, and of the Executive Board, as Chief Executive Officer.						
HÉCTOR NUNEZ	Other Committees		Others	30/10/1962	08/12/2021	Until 1st Board Meeting after AGM 2022
249.498.638-94	FINANCE AND INVESTMENT COMMITTEE	Business Manager	Committee Member (Effective)	08/12/2021	0	50%
He is part of the Company's Board of Directors, as an effective member.						

Professional Experience / Independence Criteria
JOÃO PINHEIRO NOGUEIRA BATISTA - 546.600.417-00 Mr. João Pinheiro Nogueira Batista is being nominated as an effective member of the Company's Board of Directors by the shareholder Novonor S.A. - In Judicial Reorganization. Mr. João Pinheiro Nogueira Batista was elected a sitting member of the Company's Board of Directors on May 29, 2020, as appointed by the shareholder Novonor S.A. - In Judicial Reorganization. He has served for more than 10 years on the Board of Directors of companies in Brazil and abroad. Currently, Mr. João Nogueira Batista is CEO of Evoltz Participações S.A. Mr. João Nogueira has been an independent board member at Wiz Soluções e Corretagem de Seguros S.A. since April 2020, as well as at two third-sector organizations: Associação Maria Helen Drexel and Instituto de Reciclagem do Adolescente-Recicla. In the Novonor Group, he was an independent member of the Boards of Directors of Odebrecht Engenharia e Construção since June 2017 and of Ocyan since April 2018, in which he remained until January 2019, when he joined the Board of Directors of Novonor S.A. - In Judicial Recovery and remained until April 2021. In his broad executive career built in the public and private sectors, he was CEO of Swiss Re, Bertin S.A. and Suzano Petroquímica, as well as held directorships in companies such as Petrobras, Dresdner Bank, Citibank, Radiobras and Siderbras. Mr. João Nogueira Batista holds a degree in economics from PUC-RJ and an MBA in Economic Engineering from Universidade Gama Filho, Rio de Janeiro. The Director states that he has no criminal convictions: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. João Nogueira is considered an independent member based on the independence criteria defined by the Level 2 Listing Segment of B3 S.A., adopted by the Company. Mr. João Nogueira also declares that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021.
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA - 299.637.297-20. Mr. José Mauro Mettrau Carneiro da Cunha is being nominated as effective member and Chairman of the Company's Board of Directors by the shareholder Novonor S.A. - In Judicial Reorganization. José Mauro has been a member of the Board of Directors since October 2019. He was Chief Executive Officer of Novonor S.A. - In Judicial Reorganization from April 2021 to March 2022 and was a member of the Board of Directors of Oi S.A. from September 2018 to September 2020, having previously served as Chairman of the Board of Directors of Oi S.A. since 2009. Mr. José Mauro began his career as an employee of BNDES, where he held several positions and held various executive positions (from 1974 to 1990), having also been appointed Director (from 1991 to 1998) and Vice President, responsible for the Industrial Operations, Legal and Tax Affairs areas (from 1998 to 2002). His main professional experiences include: (i) Full Member of the Board of Directors of Telemar Participações S.A. (from 2008 until the merger of Telemar Participações S.A., in September 2015); (ii) Full Member of the Board of Directors of Vale S.A. (from 2010 to April 2015); (iii) Interim Chief Executive Officer of Oi S.A., in 2013; (iv) Chairman of the Board of Directors of the following companies: Tele Norte Leste Participações S.A. (from 1999 to 2003 and from 2007 to 2012), where he also served as an Alternate Member of the Board of Directors, in 2006; Telemar Norte Leste S.A. (from 2007 to 2012); TNL PCS S.A. (from 2007 to 2012); Tele Norte Celular Participações S.A. (from 2008 to 2012); Coari Participações S.A. (from 2007 to 2012); Dommo Empreendimentos Imobiliários S.A., formerly Calais Participações S.A. (from 2007 to December 2016); (v) Member of the Board of Directors of Log-In Logística Intermodal S.A. (from 2007 to 2011); (vi) Member of the Board of Directors of Lupatech S.A. (from 2006 to 2012); (vii) Member of the Board of Directors of Santo Antonio Energia S.A. (from 2008 to 2016); (viii) Full member of the Board of Directors of the following companies: (a) Braskem S.A. (from 2007 to 2010), where he previously held the position of Vice President of Strategic Planning (from 2003 to 2005); (b) LIGHT Serviços de Eletricidade S.A. (from 1997 to 2000); (c) Aracruz Celulose S.A. (from 1997 to 2002); (d) Politeno Indústria e Comércio S.A. (from 2003 to 2004); (e) BANESTES S.A. - Banco do Estado do Espírito Santo (from 2008 to 2009); and (f) Pharol, SGPS, S.A. (from 2015 to 2017). Mr. José Mauro graduated in mechanical engineering from Universidade Católica de Petrópolis, in Rio de Janeiro, in 1971. He completed an Executive Program in Management at the Anderson School, University of California, in December 2002. Mr. José Mauro Mettrau Carneiro da Cunha declares that he does not have (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. José Mauro states that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021, and that he does not hold any position in any third-sector organization.
MARCELO KLUJSZA - 849.022.137-53 Mr. Marcelo Klujsza is being nominated as an effective member of the Company's Board of Directors by shareholder Petróleo Brasileiro S.A. - Petrobras and is a member of its Support Committee - Finance and Investment Committee. Mr. Marcelo Klujsza has served in senior management positions in consulting companies - CEO of Metal Data S.A. and Vice President of Alexander Proudfoot Consultoria - in addition to acting as a consultant through his own company - Metakarp Value Consulting, offering support to the management and board of directors of companies, especially in the mineral and metallurgical industry segment. He has also worked in technical, management and senior management positions at Vale, Rio Paracatu Mineração, Rio Tinto Brasil, IBM Brasil and Grupo Solmucci Entretenimento. At Petrobras, he held the position of Assistant to the Board of Directors from 06/2015 to 11/2015 and Advisor to the Presidency from 12/2018 to 04/2021. He held the position of Chairman of the Board of Directors of Liquigás Distribuidora S.A. from 06/2019 to 12/2020. He holds a degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro, a master's degree in Geosciences/Geology from Universidade Federal do Rio de Janeiro, a specialization in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro and has a professional career spanning 37 years. Mr. Marcelo Klujsza states that he has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcelo Klujsza states that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021, and that he does not hold a position in a third-sector organization.
ROBERTO FALDINI - 070.206.438-68 Mr. Roberto Faldini is being nominated as an effective member of the Company's Board of Directors by the shareholder Novonor S.A. - In Judicial Reorganization. He is President and partner of Faldini Participações Administração e Investimentos Ltda. and CEO of MBF Administração e Serviços. Besides the Board of Braskem SA, he is currently a member of the Boards of Irani Papel e Embalagens SA, Cia. Habitasul de Participações and Novonor S.A. - In Judicial Recovery. He voluntarily participates as a member of the Board of Trustees of the Dorina Nowill Foundation for the Blind, the Crespi Prado Foundation and the Norberto Odebrecht Foundation. He is the director of Fundação Cultural Ema Gordon Klabin. Mr. Roberto Faldini is a guest professor at Fundação Dom Cabral and an arbitrator at CAM - Câmara de Arbitragem do Mercado of B3. He has participated as a member of the Board of Directors and Advisory Board of several companies in Brazil and abroad, among them BOVESPA, Metal Leve, Maraú, Livrarias Siciliano, CPFL, Inpar, Klicknet, Sadia, BRF, Bco. BMG, Vulcabrás and Marfrig. He was a co-founder of IBGC - Brazilian Institute of Corporate Governance in 1995 and is still active in several of its committees. He is an associate member of IBEF - Brazilian Institute of Financial Executives and of FBN - Family Business Network. For over 20 years he was an executive officer, shareholder and member of the Board of Directors of Metal Leve S.A., he was President

of CVM in 1992. He was coordinator for 5 years (2002 - 2007) in São Paulo of the Núcleo da Empresa Familiar - PDA, of the Dom Cabral Foundation. He graduated in Business Administration from Fundação Getúlio Vargas (1972), and has specialization in (i) Advanced Management from Fundação Dom Cabral and INSEAD (1991); (ii) Entrepreneurship from Babson College (2004) and (iii) Corporate Governance (IFC and IBGC - 2009, 2011, 2013 and 2016). From 2016 to the present he continued and continues to participate in several courses and seminars in Brazil and abroad, as well as, events related to Business Strategy, Business Administration, Corporate and Family Governance aiming his continuous learning.

Mr. Roberto Faldini declares that he does not have (a) any criminal conviction; (b) any conviction in an administrative proceeding at the CVM; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Roberto Faldini declares that he is not a politically exposed person, in the terms of CVM Resolution 50, of August 31, 2021, and that he does not hold a position in a third sector organization.

ANDRÉ AMARO DA SILVEIRA - 520.609.346-72

Mr. André Amaro is being nominated as an alternate member of the Company's Board of Directors by shareholder Novonor S.A. - In Judicial Reorganization. Mr. Amaro was a Member of the Novonor Organization (former Odebrecht organization) from 1988 to 2018. In addition to the above position in the Company, Mr. Amaro serves as a member of the Committee and People and Organization of the Board of Directors of the Company and is a full member of the Board of Directors of the company Ocyan, also acting as coordinator of the Committee of Culture, Communication, People and Sustainability, is a full member of the Board of Directors of the company Odebrecht Transport, also acting as coordinator of the Committee of People and Organization and member of the Finance and Investments Committee, and is Chairman of the Board of Directors of Redram Construtora de Obras S. A. He began his career in heavy infrastructure works and led Odebrecht investments in public service Concession programs in Brazil, Argentina and Portugal. His career also includes, Project Finance and Export Director at Construtora Norberto Odebrecht, Vice President of Planning and People at Braskem, People Director at Novonor S.A., President at Odebrecht Properties and Odebrecht Defesa e Tecnologia. He has a degree in Civil Engineering from Universidade Federal de Minas Gerais and a Master in Business Administration from IMD.

Mr. André Amaro declares that he has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. André Amaro states that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021, and that he does not hold any position in any third-sector organization.

DANIEL PEREIRA DE ALBUQUERQUE ENNES - 086.809.277-08

Mr. Daniel Pereira de Albuquerque Ennes is being nominated as an alternate member of the Company's Board of Directors by shareholder Petróleo Brasileiro S.A. - Petrobras. He is currently the Bank and Structured Finance Manager at Petrobras. Previously, he was a member of the Board of Directors of Liquigás Distribuidora S.A. and Banking Market Coordinator, Domestic Capital Market Coordinator and Export Credit Agency Coordinator at Petrobras. Mr. Daniel Pereira has a degree in Economics from Universidade Federal do Rio de Janeiro (UFRJ), a Bachelor's degree in Law from Universidade do Estado do Rio de Janeiro (UERJ) and a Master's degree in Industrial Economics from Universidade Federal do Rio de Janeiro (UFRJ).

Mr. Daniel Pereira de Albuquerque Ennes states that he has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction in the judicial or administrative sphere that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Daniel Pereira states that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021, and that he does not hold any position in any third-sector organization.

GESNER JOSÉ DE OLIVEIRA FILHO - 013.784.028-47

Mr. Gesner Jose de Oliveira Filho is being nominated as a sitting member of the Company's Board of Directors by shareholder Novonor S.A.. Mr. Gesner Jose de Oliveira Filho is certified by IBGC as an Independent Board Member and member of the Audit Committee CCoAud+; member of the Board of Directors of TIM, where he coordinates the Statutory Audit Committee and is a member of the ESG Committee; Chairman of the Board of Directors of Estre Ambiental, and member of the Self-Regulation Council of FEBRABAN. He was a member of the World Advisory Board of UBER and member of the Boards of Directors of Iguá, Usiminas, Sabesp, CESP, Banco Nossa Caixa and Varig. He also currently participates, on a pro bono basis, in the Regional Council of Economics, Iguá Sustainability Institute, Brazilian Institute of Ethics in Competition (ETCO), Center for Business-School Integration (CIEE), is a member of the Advisory Board of GRAPE ESG and member of the Advisory Council for Climate Policies and Actions of the Executive Secretariat for Climate Change (SECLIMA) of the Municipal Government Secretariat of the city of São Paulo. Partner at GO Associados, Professor at FGV, where he coordinates the Center for Infrastructure Studies and Environmental Solutions. Between 2007 and 2011, he was President of Sabesp - Companhia de Saneamento do Estado de São Paulo. Between 1996 and 2000, he was President of CADE. He holds a PhD from the University of California (Berkeley), a master's degree from Unicamp and a bachelor's degree from FEA- USP, always in the area of Economics.

Mr. Gesner Jose de Oliveira Filho declares that he has not: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity. In addition, Mr. Gesner de Oliveira is considered an independent member based on the independence criteria defined by the Level 2 Listing Segment of B3 S.A., adopted by the Company. Mr. Gesner de Oliveira declares that he is not a politically exposed person, in the terms of CVM Resolution nº 50, of August 31, 2021, and that he does not hold a position in a third sector organization.

ROBERTO LOPES PONTES SIMÕES - 141.330.245-91

Mr. Roberto Simões is being nominated as a full member of the Company's Board of Directors by the shareholder Novonor S.A. - In Judicial Recovery. Mr. Roberto Simões is the current CEO of Braskem S.A., elected on January 1, 2020, and has been a sitting member of the Company's Board of Directors since May 29, 2019, as appointed by shareholder Novonor S.A. - under Judicial Reorganization. Mr. Roberto Simões has served on Boards of Directors as Chairman or member in large companies or institutions, such as: IBP (Brazilian Petroleum Institute), ABIQUIM, Odebrecht Engenharia e Construção, Consorcio Baia

de Sepetiba, Itaguaí Construções Navais, Petroquímica Paulínia, Ipiranga Química, Ipiranga Petroquímica, Refinaria Ipiranga, COPESUL, Petroflex and CETREL. He was CEO of Ocyan S.A. (2012-2019), of Odebrecht Defesa e Tecnologia (2010-2012), President of Santo Antônio Energia (2008-2010) and Executive Vice President of Braskem (2004-2008). At iG-Internet Group, he was COO and CEO from 2000 to 2004. He was President of Opportrans Concessão Metroviária - Metro Rio from 1999 to 2000. He began working for the Odebrecht Group in 1994 as Contract Director for Tenenge and CNO until 1999. He graduated in Mechanical Engineering from the Federal University of Bahia in 1978 and also took Cemant - Petrochemical Projects and Maintenance Engineering Course (Petrobras/UFBA agreement). He is a member of the Assembly of the Social Works of Sister Dulce.

Mr. Roberto Simões states that he has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Roberto Simoões states that he is not a politically exposed person, under the terms of CVM Resolution No. 50, dated August 31, 2021.

HÉCTOR NUÑEZ - 249.498.638-94

Mr. Héctor Nuñez is being nominated as effective member of the Company's Board of Directors by the shareholder Novonor S.A. - In Judicial Reorganization. Mr. Héctor Nuñez is a senior executive, customer-focused, international business strategist with over 25 years of success managing growth, re-engineering troubled operations and starting up startups throughout the United States and South America. He holds a BA and MBA from Florida International University in Business Administration. He served as CEO of Ri Happy Brinquedos S.A. for 9 years, leading transactions to acquire the largest specialty retailers in Brazil. He also served as CEO of Walmart Stores, Inc. and various leadership positions at The Coca-Cola Company and its group companies. Since March 2022, he holds the position of CEO of Novonor S.A. - In Judicial Recovery, a company where he also held the position of Chairman of the Board of Directors from April 2021 to March 2022. He has also served, since January 2011, as an Independent Board Member of Vulcabrás and, since April 2017, as Chairman of the Board of Directors of Marisa S.A. He is also a board member of the NGO Amigos do Bem.

Mr. Héctor Nuñez states that he has no: (a) any criminal conviction; (b) any conviction in a CVM administrative proceeding; and (c) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Héctor Nuñez declares that he is not a politically exposed person, in the terms of CVM Resolution No. 50, dated August 31, 2021.

12.9 - Existence of a marital relationship, stable union or kinship up to the 2nd degree related to the Issuer's Management, Subsidiaries and Controllers

Justification for not completing the table:

There are no family relationships to be disclosed.

12.10 - Subordination, Service Provision or Control Relationships Between Management And Subsidiaries, Controllers And Others

Identification Position/Function	CPF/CNPJ	Type of relationship of the Administrator with the related person	Related party type
Fiscal Year 12/31/2021			
Issuer Manager			
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	299.637.297-20	Provision of Services	Controller
Effective Member of the Board of Directors			
Related Party			
NOVONOR S.A. - Under Judicial Recovery	05.144.757/0001-72		
Mr. José Mauro is a member of the Board of Directors and Chief Executive Officer of Novonor S.A. - Under Judicial Recovery			
Issuer Manager			
DANIEL PEREIRA DE ALBUQUERQUE ENNES	086.809.277-08	Subordination	Supplier
Alternate Member of the Board of Directors			
Related Party			
Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		
Mr. Daniel Pereiral is the Manager of Bank and Structured Finance at Petrobrasp			
Issuer Manager			
GUILHERME SIMÕES DE ABREU	065.800.095-00	Subordination	Controller
Alternate Member of the Board of Directors			
Related Party			
NOVONOR S.A. – Under Judicial Recovery	05.144.757/0001-72		
Mr. Guilherme is responsible for People, Communication and Organization at Novonor S.A. - In Judicial Recovery			
Issuer Manager			
ROBERTO FALDINI	070.206.438-68	Provision of Services	Controller
Effective Member of the Board of Directors			

Related Party			
NOVONOR S.A. - Under Judicial Recovery Mr. Roberto Faldini is a member of the Board of Directors of Novonor S.A. - Under Judicial Recovery.	05.144.757/0001-72		
Issuer Manager			
HÉCTOR NUÑEZ Effective Member of the Board of Directors	249.498.638-94	Provision of Services	Controller
Related Party			
NOVONOR S.A. - Under Judicial Recovery Mr. Héctor Nuñez is Chairman of the Board of Directors of Novonor S.A. - Under Judicial Reorganization.	05.144.757/0001-72		
Issuer Manager			
MARCELO KLUJSZA Effective Member of the Board of Directors	849.022.137-53	Provision of Services	Supplier
Related Party			
Petróleo Brasileiro S.A. - PETROBRAS Mr. Marcelo Klujsza was an advisor to the Presidency of Petrobras.	33.000.167/0001-01		
Issuer Manager			
JOÃO PINHEIRO NOGUEIRA BATISTA Effective Member of the Board of Directors	546.600.417-00	Provision of Services	Controller
Related Party			
NOVONOR S.A. - Under Judicial Recovery Mr. João Pinheiro was a member of the Board of Directors of Novonor S.A. - Under Judicial Recovery.	05.144.757/0001-72		
Issuer Manager			
LAURA MANIERO GADELHO Alternate Member of the Board of Directors	327.092.088-14	Subordination	Controller
Related Party			
NOVONOR S.A. - Under Judicial Recovery Laura is an attorney for Novonor S.A. - Under	05.144.757/0001-72		

Judicial Recovery			
Issuer Manager			
ROBERTO LOPES PONTES SIMÕES Membro Efetivo do Conselho de Administração e Diretor Presidente	141.330.245-91	Provision of Services	Controller
Related Party			
Braskem Idesa S.A.P.I. Mr. Roberto Simões is an effective member (President) of Braskem Idesa			
Issuer Manager			
ROBERTO LOPES PONTES SIMÕES Effective Member of the Board of Directors and Chief Executive Officer	141.330.245-91	Provision of Services	Controller
Related Party			
Braskem Idesa SERVICIOS, S.A. de C.V Mr. Roberto Simões is a member of the board of directors (Chairman) of Braskem Idesa SERVICIOS, S.A. de C.V.			
Issuer Manager			
MARCÍLIO JOSÉ RIBEIRO JÚNIOR Effective Member of the Fiscal Council	020.822.297-93	Subordination	Supplier
Related Party			
Issuer Manager			
MARCÍLIO JOSÉ RIBEIRO JÚNIOR Effective Member of the Fiscal Council	020.822.297-93	Provision of Services	Supplier
Related Party			
METANOR S.A. – METANOL DO NORDESTE Mr. Marcílio José Ribeiro is an effective member of METANOR's Fiscal Council.	16.234.171/0001-15		
Issuer Manager			

EDUARDO BACELLAR LEAL FERREIRA Effective Member of the Board of Directors	265.598.977-53	Subordination	Supplier
Related Party			
Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		
Mr. Eduardo Bacellar Leal Ferreira is President of the Board of Directors of PETROBRAS.			
Issuer Manager			
MARCOS ANTONIO ZACARIAS Alternate Member of the Board of Directors	663.780.367-72	Subordination	Supplier
Related Party			
Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		
Mr. Eduardo Bacellar Leal Ferreira is the CEO of Petrobras Uruguay S.A. de Inversión and of Petrobras Uruguay Servicios y Operaciones S.A.			
Issuer Manager			
LINEU FACHIN LEONARDO Alternate Member of the Board of Directors	317.424.398-02	Subordination	Supplier
Related Party			
Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		
Mr. Lineu Fachin Leonardo is General Manager of Development, Career and Leadership at PETROBRAS			
Issuer Manager			
ALEXIS KNEIP WARD Alternate Member of the Fiscal Council	078.948.497-82	Subordination	Supplier
Related Party			
Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		
Mr. Alexis Kneip Ward is an employee of PETROBRAS			
Issuer Manager			

CRISTIANO GADELHA VIDAL CAMPELO	045.136.486-43	Subordination	Supplier
Alternate Member of the Fiscal Council			
Related Party			
Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		
Mr. Cristiano Gadelha Vidal Campelo is the General Manager of Representation and Negotiation at PETROBRAS			

Fiscal Year 12/31/2020

Issuer Manager			
LAURA MANIERO GADELHO	327.092.088-14	Subordination	Controller
Alternate Member of the Board of Directors			
Related Party			
NOVONOR S.A. - Under Judicial Recovery	05.144.757/0001-72		
Laura is an attorney for Novonor S.A. - Under Judicial Recovery			
Note			

Issuer Manager			
MARCÍLIO JOSÉ RIBEIRO JÚNIOR	020.822.297-93	Subordination	Supplier
Effective Member of the Fiscal Council			
Related Party			
Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		
Mr. Marcílio José Ribeiro was a financial advisor at PETROBRAS' Finance Department			
Note			

Issuer Manager			
MARCÍLIO JOSÉ RIBEIRO JÚNIOR	020.822.297-93	Provision of Services	Supplier
Effective Member of the Fiscal Council			
Related Party			
METANOR S.A. – METANOL DO NORDESTE	16.234.171/0001-15		
Mr. Marcílio José Ribeiro is a full member of METANOR's Fiscal Council.			
Note			

Issuer Manager

Issuer Manager

IVAN SILVA DUARTE | 611.242.065-15 | Provision of Services | Controller

Alternate Member of the Fiscal Council

Related Party

KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA under Judicial Recovery | 04.215.837/0001-09

Mr. Ivan was an Officer at Kieppe Participações e Administração Ltda. under Judicial Recovery

Note

Issuer Manager

JOSÉ MARCELO LIMA PONTES | 016.121.743-53 | Subordination | Controller

Alternate Member of the Board of Directors

Pessoa Relacionada

NOVONOR S.A. - Under Judicial Recovery | 05.144.757/0001-72

Mr. José Marcelo Pontes is a corporate communicator at Novonor S.A - Judicial Recovery

Note

Issuer Manager

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA | 299.637.297-20 | Provision of Services | Controller

Membro Efetivo do Conselho de Administração

Related Party

NOVONOR S.A. - Under Judicial Recovery | 05.144.757/0001-72

Mr. José Mauro is a member of the Board of Directors of Novonor S.A. - Under Judicial Recovery

Note

Issuer Manager

JOÃO PINHEIRO NOGUEIRA BATISTA | 546.600.417-00 | Provision of Services | Controller

Effective Member of the Board of Directors

Related Party

NOVONOR S.A. - Under Judicial Recovery | 05.144.757/0001-72

Mr. João Pinheiro was an Effective Member of the Board of Directors of Novonor S.A.

Note

Issuer Manager

ROBERTO FALDINI | 070.206.438-68 | Provision of Services | Controller

Effective Member of the Board of Directors

Related Party

NOVONOR S.A. - Under Judicial Recovery 05.144.757/0001-72

Rr. Roberto Faldini is Effective Member of the Board of Directors da Novonor S.A - Under Judicial Recovery

Note

Issuer Manager

DANIEL PEREIRA DE ALBUQUERQUE ENNES 086.809.277-08 Subordination Supplier

Alternate Member of the Board of Directors

Related Party

Petróleo Brasileiro S.A. - PETROBRAS 33.000.167/0001-01

Mr. Daniel Pereira is Relationship Manager for Bank and Structured Finance at Petrobras

Note

Issuer Manager

ROBERTO LOPES PONTES SIMÕES 141.330.245-91 Provision of Services Indirect Controlled Company

Effective Member of the Board of Directors and Chief Executive Officer

Related Party

Braskem Idesa S.A.P.I

Mr. Roberto Simões is Chairman of the Board of Directors of Braskem Idesa

Note

Issuer Manager

ROBERTO LOPES PONTES SIMÕES 141.330.245-91 Provision of Services Indirect Controlled Company

Effective Member of the Board of Directors and Chief Executive Officer

Related Party

Braskem Idesa SERVICIOS, S.A. de C.V

Mr. Roberto Simões is Chairman of the Board of Directors of Braskem Idesa SERVICIOS, S.A. de C.V

Note

Issuer Manager

MARCELO KLUJSZA 849.022.137-53 Provision of Services Supplier

Effective Member of the Board of Directors

Related Party

LIQUIGÁS DISTRIBUIDORA S.A. 60.886.413/0001-47

Mr. Marcelo Klujsza was Chairman of the Board of Liquigás Distribuidora S.A..

Administrador do Emissor

MARCELO KLUJSZA Effective Member of the Board of Directors	849.022.137-53	Subordination	Supplier
Related Party			
Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		
Mr. Marcelo Klujsza was advisor to the Presidency of PETROBRAS.			
Note			

Issuer Manager			
EDUARDO BACELLAR LEAL FERREIRA Effective Member of the Board of Directors	285.598.977-53	Subordination	Supplier
Related Party			
Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		
Mr. Eduardo Bacellar Leal Ferreira is President of the Board of PETROBRAS.			
Administrador do Emissor			
MARCOS ANTONIO ZACARIAS Alternate Member of the Board of Directors	663.780.367-72	Subordination	Supplier
Related Party			
Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		
Mr. Eduardo Bacellar Leal Ferreira is the CEO of Petrobras Uruguay S.A. de Inversión and of Petrobras Uruguay Servicios y Operaciones S.A.			
Issuer Manager			
LINEU FACHIN LEONARDO Alternate Member of the Board of Directors	317.424.398-02	Subordination	Supplier
Related Party			
Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01		
Mr. Lineu Fachin Leonardo is General Manager of Development, Career and Leadership at PETROBRAS			
Issuer Manager			

ALEXIS KNEIP WARD Alternate Member of the Fiscal Council **Related Party**	078.948.497-82	Subordination	Supplier
Petróleo Brasileiro S.A. - PETROBRAS Mr. Alexis Kneip Ward is an employee of PETROBRAS	33.000.167/0001-01		
Issuer Manager CRISTIANO GADELHA VIDAL CAMPELO Alternate Member of the Fiscal Council **Related Party**	045.136.486-43	Subordination	Supplier
Petróleo Brasileiro S.A. - PETROBRAS Mr. Cristiano Gadelha Vidal Campelo is the General Manager of Representation and Negotiation at PETROBRAS **Note**	33.000.167/0001-01		

Exercício Social 31/12/2019

Issuer Manager IVAN SILVA DUARTE Alternate Member of the Fiscal Council	611.242.065-15	Provision of Services	Controller
Related Party KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA under Judicial Recovery	04.215.837/0001-09		
Mr. Ivan was Director of Kieppe Participações e Administração Ltda. Under Judicial Recovery **Note**			
Issuer Manager JOSÉ MAURO METTRAU CARNEIRO DA CUNHA Effective Member of the Board of Directors	299.637.297-20	Provision of Services	Supplier
Related Party SANTO ANTÔNIO ENERGIA S.A	09.391.823/0001-60		
Mr. José Mauro was an Effective Member of the Board of Directors da Santo Antônio Energia S.A. **Note**			

Issuer Manager

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	299.637.297-20	Provision of Services	Controller

Effective Member of the Board of Directors

Related Party

NOVONOR S.A. - Under Judicial Recovery	05.144.757/0001-72

Mr. José Mauro is Effective Member of the Board of Directors da Novonor S.A. – Under Judicial Recovery

Note

Issuer Manager

JOÃO PINHEIRO NOGUEIRA BATISTA	546.600.417-00	Provision of Services	Controller

Effective Member of the Board of Directors

Related Party

NOVONOR S.A. - Under Judicial Recovery	05.144.757/0001-72

Mr. João Pinheiro was Effective Member of the Board of Directors da Novonor S.A. – Under Judicial Recovery

Note

Issuer Manager

ROBERTO FALDINI	070.206.438-68	Provision of Services	Controller

Effective Member of the Board of Directors

Related Party

NOVONOR S.A. - Under Judicial Recovery	05.144.757/0001-72

Mr. Roberto Faldini is Effective Member of the Board of Directors da Novonor S.A. – Under Judicial Recovery

Note

Issuer Manager

DANIEL PEREIRA DE ALBUQUERQUE ENNES	086.809.277-08	Subordination	Supplier

Alternate Member of the Board of Directors

Related Party

Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01

Mr. Daniel Pereira is Relationship Manager for Bank and Structured Finance at Petrobras

Note

Issuer Manager

ROBERTO LOPES PONTES SIMÕES	141.330.245-91	Provision of Services	Indirect Controlled Company
Effective Member of the Board of Directors and Chief Executive Officer			
Related Party			
Braskem Idesa S.A.P.I			
Mr. Roberto Simões is a member of the board of directors of Braskem Idesa			
Note			

Issuer Manager			
ROBERTO LOPES PONTES SIMÕES	141.330.245-91	Provision of Services	Indirect Controlled Company
Effective Member of the Board of Directors and Chief Executive Officer			
Related Party			
Braskem Idesa SERVICIOS, S.A. de C.V			
Mr. Roberto Simões is a director of Braskem Idesa SERVICIOS, S.A. de C.V			
Note			

Issuer Manager			
GUILHERME SIMÕES DE ABREU	065.800.095-00	Subordination	Controller
Alternate Member of the Board of Directors			
Related Party			
NOVONOR S.A. - Under Judicial Recovery	05.144.757/0001-72		

Mr. Guilherme was executive secretary of the Board of Directors of Novonor S.A. - Under Judicial Recovery

Note

Issuer Manager

MARCELO KLUJSZA	849.022.137-53	Provision of Services	Supplier

Effective Member of the Board of Directors

Related Party

LIQUIGÁS DISTRIBUIDORA S.A.	60.886.413/0001-47

Mr. Marcelo Klujsza is Chairman of the Board of Directors of Liquigás Distribuidora S.A..

Note

Issuer Manager

MARCELO KLUJSZA	849.022.137-53	Subordination	Supplier

Effective Member of the Board of Directors

Related Party

Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01

Mr. Marcelo Klujsza is Advisor to the Presidency of PETROBRAS.

Note

Issuer Manager

LAURA MANIERO GADELHO	327.092.088-14	Subordination	Controller

Alternate Member of the Board of Directors

Related Party

NOVONOR S.A. - Under Judicial Recovery	05.144.757/0001-72

Ms. Laura is an attorney for Novonor S.A.

Note

Issuer Manager

MARCÍLIO JOSÉ RIBEIRO JÚNIOR	020.822.297-93	Subordination	Supplier

Effective Member of the Fiscal Council

Related Party

Petróleo Brasileiro S.A. - PETROBRAS	33.000.167/0001-01

Mr. Marcílio José Ribeiro held a management position in the Finance area at PETROBRAS.

Note

Issuer Manager

MARCÍLIO JOSÉ RIBEIRO JÚNIOR Effective Member of the Fiscal Council	020.822.297-93	Provision of Services	Supplier

Related Party

METANOR S.A. – METANOL DO NORDESTE Mr. Marcílio José Ribeiro is a full member of METANOR's Fiscal Council.	16.234.171/0001-15

Note

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70
NIRE 29300006939

EXHIBIT V

MANAGEMENT PROPOSAL
FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.
TO BE HELD ON APRIL 19, 2022

Proposal for the compensation of administrators, pursuant to article 12, item I, of CVM Ruling 481

1. Proposal for the Compensation of Managers for 2022

Pursuant to the compensation strategy defined approved by the Board of Directors, the proposal of global compensation to the Company's administrators is based on the items below, with items (ii) and (iii) being applicable only to the Officers Appointed by the Bylaws:

(i) The results of the study on executive compensation for the positioning of monthly fees and other compensation curves;

(ii) The economic and financial indicators agreed upon for the year in order to define the sharing of results related to the short-term variable compensation; and

(iii) The planning set forth for the implementation of the Long-Term Incentive Plan in relation to the 2022 Annual Program.

The annual proposed amount for the fiscal year of 2022 of global fees (Officers appointed by the Bylaws and members of the Company's Board of Directors), plus benefits, total Eighty-four million, three hundred and ninety-six thousand, six hundred reais and thirty-one centavos (BRL 84,396,600.31), net of employer's social charges, against the net amount of Seventy-two million, four hundred and seventy-eight thousand, eight hundred and eighty-three, and ninety-six cents (BRL 72,478,883.96), employer's social charges, approved at the annual and extraordinary meeting of the fiscal year of 2021 or R$74,509,856.03 (seventy-four million, five hundred and nine thousand, eight hundred and fifty-six reais and three cents), considering the rerratification of the annual and overall compensation of the Company's managers for the 2021 fiscal year, as proposed to the General Assembly in item 9 of this Management Proposal. The difference between the amount proposed for 2021 and the amount proposed for 2022 results from the inclusion, for the 2022 fiscal year, of the amounts of the Retention Bonus mentioned in item 13.1 (g).

Pursuant to CIRCULAR/Annual Letter-2022/CVM/SEP, social charges under the employer's responsibility are not encompassed by the concept of "benefit of any kind" referred to in article 152 of Law No. 6,404/76, and are not part of the individual or global compensation amounts subject to approval at the annual meeting.

The annual proposal is based on the alignment with the strategy of compensation for the Board of Directors and Officers Appointed by the Bylaws, with market references.

Summary of the main variations of the amounts of the 2022 and 2021 proposals

Officers 7 Officers appointed by the bylaws	Board of Directors 11 members of the board and 11 alternates	
(BRL in thousands)		
Discrimination	2022	2021
Monthly and Short-Term Fees (ICP)	61,073	57,371
Long-Term Fees (ILP)	13,052	12,600
Benefits	1,173	1,106
Others [1]	9,098	3,433
(Net) total	84,397	74,510

[1] Amount regarding the Retention Program.

[2] The 2021 amounts take into consideration the proposed rerratification of the annual and overall compensation of the Company's managers for fiscal year 2021, proposed to the General Meeting in item 9 of this Management Proposal. The amount approved at the general and extraordinary shareholders' meeting for the fiscal year 2021 was R$72,478,883.96.

3 Amount not budgeted in the annual and extraordinary general meeting for fiscal year 2021.

Fiscal Council 5 members of the board and 5 alternates[1]		
(BRL in thousands)		
Discrimination	2022	2021
Fees	1,115	1,021
Others [1]		
(Net) total	1,115	1,021

2. Amounts effectively realized in 2021 versus proposed amounts in 2021

Officers 7 Officers appointed by the bylaws[1]	Board of Directors 11 members of the board and 11 alternates	
(BRL in thousands)		
Discrimination	2021 Budgeted[2]	2021 Realized
Total	74,510	74,510

The variable compensation that will actually be awarded for the fiscal year of 2021 may differ from the amount recognized in the accounting due to adjustments resulting from the determination of the total value of the short-term incentive for 2021, which is still pending determination and final decision.

[1] The budgeted amount for the proposed global annual management compensation for fiscal year 2021 considered 7 positions in the Board of Executive Officers, while the amount (budgeted adjusted according to item 9 of the AGOE and the actual amount) for the global annual management compensation for fiscal year 2021 considered the 6 acting members of the Board of Executive Officers.

[2] The amounts for 2021 consider the proposal for rerratification of the annual and overall compensation of the Company's managers for fiscal year 2021, proposed to the General Meeting in item 9 of this Management Proposal. The amount approved at the annual and extraordinary shareholders' meeting for the 2021 fiscal year was R$72,478,883.96.

Fiscal Council 5 members of the board and 5 alternates

[1] The alternate member of the Fiscal Council do not receive compensation for the discharge of their duties.

(BRL in thousands)		
Discrimination	2021 Budgeted	2021 Realized
Total	1,021	958
The Realized value is in line with the Budget, slightly below due to the non-use of the contingency budget.		

BRASKEM

[B]³ BRASIL BOLSA BALCÃO BRKM5 NÍVEL 1 BAK NYSE LATIBEX XBRK IBOVESPA ICO2 IGCT FTSE4Good

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70
NIRE 29300006939

EXHIBIT VI

MANAGEMENT PROPOSAL
FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.
TO BE HELD ON APRIL 19, 2022

Proposal for the compensation of administrators, pursuant to information contained in item 13 of the Reference Form, on the terms of article 12, item II, of CVM Ruling 481

13.1 – Description of the compensation policy or practice, including the Officers not Appointed by the Bylaws

(a) objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites where the document can be found;

The Company adopts a competitive and transparent compensation strategy, which seeks to attract, develop and retain the best professionals and compensates its managers based on the market practices, according to their duties and responsibilities in effectively running the business. The variable compensation practice also allows strengthening the alignment of the shareholders' interests with those of the Officers appointed by the bylaws in obtaining and exceeding the short- and long-term results.

(b) breakdown of the compensation, stating:

i. description of the compensation elements and their respective objectives;

Board of Directors

The permanent members of the Board of Directors are paid competitively and through fixed fees (monthly as Pro labore) based on annual market research, with the purpose of rewarding them for the attributions and responsibilities pertinent to the position held and in accordance with market practices. There is no variable compensation (short- and long-term) and benefits for occupying the position of member of the Board of Directors, except a possible compensation that they may receive due to participation in Committees, which is also fixed (monthly). Such practice is assessed on an

annual basis by the Personnel and Organization Committee, by the Board of Directors and is approved at the Annual General Meeting.

Officers Appointed by the Bylaws and other Officers

The members of the officers appointed by the bylaws and other officers have a competitive compensation strategy, formed by the monthly compensation, short- and long-term incentives and benefits. The entire compensation positioning takes into account the yearly reference market in all locations where Braskem is present and compares it with companies of similar sizes.

The benefits offered by the Company to all members are the same, such as: medical and dental assistance, meal vouchers, life insurance and private pension scheme.

The compensation of the Officers Appointed by the Bylaws is analyzed on an annual basis by the Personnel and Organization Committee, by the Board of Directors and is approved at the Annual General Meeting.

Fiscal Council

The permanent members of the Fiscal Council are compensated by means of fixed monthly fees, according to market research, meeting the minimum limit provided for in paragraph 3 of article 162 of the Brazilian Corporations Law, with the purpose of rewarding the board members for the attributions and responsibilities pertinent to the position held and in accordance with market practices and legal provision.

There is no variable compensation (short and long term) and benefits to this group.

Board of Directors' Advisory Committees

Currently, the Company has one (1) committee appointed by the Bylaws, the Compliance and Audit Committee ("CCAE"), pursuant to CVM Ruling No. 23/21, the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission - SEC. The CCAE is a permanent advisory body of the Board of Directors, consisting of five (5) members, elected by the Board of Directors, of which three (3) are independent members of the Board of Directors in accordance with the Company's policies; and two (2) are not members of the Board of Directors, as further detailed below. The two (2) members that are not part of the Board of Directors are chosen by the Board of Directors from the list submitted by the Chairman of the Board of Directors, prepared by a specialized company with proven experience, and appointment by the shareholders is not allowed.

The Company has three (3) Board of Directors' Advisory Committees (not appointed by the Bylaws), namely: (i) Finance and Investment Committee; (ii) Personnel and Organization Committee; and (iii) Strategy & Communication Committee and ESG. Such committees not appointed by the Bylaws consist of the permanent and alternate members of the Company's Board of Directors, and the Chairman of the Board of Directors shall appoint the Board Members to compose each of the Committees and the designate the Coordinating Board Member, taking into account the experience and skills of each Board Member, vis a vis the attributions of each Committee. Each Committee will have a minimum of 3 and a maximum of 5 effective members, one member being designated as Coordinator. The board members of the Committees have a term of office that coincides with that of the Board of Directors, and reappointment is allowed, provided that the reappointed members remain in their positions on the Board of Directors.

ii. in relation to the last 3 financial years, the proportion of each element in the total compensation;

The proportion of each element in the total compensation of each management body of the Company regarding the last three fiscal years is below:

	% in relation to the total compensation - 2021			
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Officers Appointed by the Bylaws/Other Officers	18.9%	79.1%	2.0%	100%
Fiscal Council	100%	0%	0%	100%
Committees	100%	0%	0%	100%

	% in relation to the total compensation - 2020			
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Officers Appointed by the Bylaws/Other Officers	27.0%	70.1%	2.9%	100%
Fiscal Council	100%	0%	0%	100%

	% in relation to the total compensation - 2019			
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Officers Appointed by the Bylaws/Other Officers	30.1%	67.6%	2,\3%	100%
Fiscal Council	100%	0%	0%	100%

iii. calculation and adjustment methodology of each of the compensation elements;

Board of Directors

The strategy of compensation of the sitting members of the Board of Directors is obtained through annual specialized surveys, by comparison with companies of similar size and with good governance practices. The compensation is competitively positioned for the Director and consists of fixed monthly fees. Based on the evolution of Braskem's Governance, the strategy seeks to compensate the Board in a competitive manner in relation to the reference market.

Board of Directors' Advisory Committees

The members of the Board of Directors who are part of the Company's Committees receive an additional monthly and fixed compensation for acting in and/or leading one of these Committees. The Company differentiates the monthly fees of the members of the Committees, in accordance with the responsibilities and participation in each Committee, taking into account a market comparison

performed every year and recognizing and reflecting the time demands, responsibilities and complexity inherent in the position held.

Members of Committees that are not members of the Board of Directors will receive the fixed monthly compensation for acting and/or leading a Committee. The differentiation of fees observes the same rule mentioned above.

Officers Appointed by the Bylaws and other Officers

The total compensation amounts paid by the Company to the Officers appointed by the bylaws and other officers are annually compared with the market through specialized surveys, so that it is possible to assess its competitiveness and possibly evaluate the need for making adjustments to some components of the compensation.

In the monthly compensation, the individual contribution and performance of each member of the Executive Office is assessed, its position in the compensation band and the need to make any adjustments to the monthly compensation is assessed.

In the variable compensation, the short-term incentive is proposed according to the goals of each member, and Braskem's operating and economic performance is assessed. In the short-term incentive Program (ILP), the Board of Directors assesses and approves the list of eligible individuals, as well as the number of shares to be given (matching), according to specific criteria, pursuant to the Long-Term Incentive Program approved at the Company's Extraordinary Meeting.

The Company seeks to compensate its Officers in the 3rd quartile of the market, acknowledging and encouraging them to obtain and exceed the results to be achieved.

The Company offers the same benefits package to all of its members, including Officers who are appointed by the bylaws or not.

Fiscal Council

The monthly compensation of directors is obtained through specialized surveys, by comparison with companies of similar size, with due regard to the minimum amount set forth by article 162, paragraph 3 of the Corporation Law. The compensation strategy looks for competitiveness to ensure attractiveness, seeking to be in a competitive position within the market.

iv. reasons that justify the composition of the compensation; and

Board of Directors

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company.

It is understood that the members of the Board of Directors must be entitled only to the fixed compensation in order to reflect the recognition given to their function that supervises and guides the Company Business, without, however, any involvement with its execution.

Board of Directors' Advisory Committees

The composition of the compensation is in line with market practices compared to similarly sized companies and the differentiations of members and leaders of committees have become necessary in order to be in line with the time demand, responsibilities and complexity of attributions.

Officers Appointed by the Bylaws and other Officers

The composition of the compensation of the Company's Officers appointed or not by the bylaws aims to attract and retain the best professionals, based on the market's practices regarding fixed, variable compensation and the benefits package for each position. The Company has a competitive practice regarding variable compensation, as it understands that this way, it aligns the interests of officers with those of the Company, sharing the risks and results of the Company with its main executives, seeking to obtain gains through the commitment to long-term results and short-term performance.

Fiscal Council

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company, with due regard to the provision of paragraph 3 of article 162 of the Corporation Law regarding the minimum legal compensation.

v. the existence of members not compensated by the issuer and the reason for such fact.

Alternate members of the Board of Directors and alternate members of the Fiscal Council do not receive monthly fixed fees. However, if they participate as Members of the Committees of the Board of Directors, they are compensated therefor, as described in item 13.1.

(c) main performance indicators taken into account upon determination of each compensation element;

Board of Directors

The fixed monthly compensation of the Board of Directors is determined by means of market research, taking into account their responsibilities and attributions in the exercise of their functions. This group is not eligible for variable compensation.

Officers Appointed by the Bylaws and other Officers

The classification of the monthly compensation of each Officer appointed by the bylaws and other officers of the Company is linked to the assessment and classification of the position in the salary structure and market comparison, as well as to the individual performance (merits) and also to the salary adjustment according to study of the annual inflation.

The short-term variable compensation is conditioned to the achievement of individual goals connected to the challenges of their action program in the year and to the operational and economic performance of the Company within the period in question, considering the EBITDA.

The Long-Term variable compensation is connected to the fulfillment of the conditions described in item 13.4.

Fiscal Council

The fixed monthly compensation of the Fiscal Council is determined by means of market research, taking into account their responsibilities and attributions in the exercise of their functions. This group is not eligible for variable compensation. However, it is worth noting that the minimum amount established by article 162, paragraph 3, of the Corporation Law is observed.

Board of Directors' Advisory Committees

The fixed monthly compensation for the Committee coordinators and members is determined by means of market research, taking into account the time demanded, the responsibilities and

complexity of the attributions in the exercise of the function. This group is not eligible for variable compensation.

(d) how the compensation is structured in order to reflect the evolution of the performance indicators;

Board of Directors

Not applicable, given that the members of the Board of Directors are not eligible for variable compensation.

Officers Appointed by the Bylaws and other Officers

The short-term variable compensation is directly related to the individual performance of our officers and of the Company and to the achievement of the goals set for a given period. In the long-term, however, they are linked to the performance of the Company's share

Fiscal Council

Not applicable, given that the members of the Company's Fiscal Council are not eligible for variable compensation.

Board of Directors' Advisory Committees

Not applicable, given that the members of the Company's Committees (including CCAE) are not eligible for variable compensation.

(e) how the compensation policy or practice is aligned with the interests of the issuer in the short, medium and long terms;

The compensation strategy is pegged to factors and premises that make it more: (i) equitable (compensate proportionally, according to the skills, professional qualification and impact on results); (ii) competitive (suitable to market standards); (iii) efficient (regarding the costs for the Company); and (iv) safe (committed to the continuity and growth of the business).

To the extent that the short-, medium- and long-term goals are achieved, more results are generated for the Company, increasing its value. In turn, it distributes such results in the form of short- and long-term variable remuneration. This cycle causes the Company to grow and develop to seek its perpetuity.

(f) Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies;

There is no compensation supported by direct or indirect subsidiaries, controlled or controlling companies of the Company.

(g) existence of any compensation or benefit linked to the occurrence of a given corporate event, such as the disposal of corporate control of the issuer;

Currently, as an instrument to retain key people, a reduced number of Members is entitled to a "Retention Bonus", the payment of which is subject to certain conditions and requirements, linked to the occurrence of specific corporate events, including the change in control of the Company, as approved by the Board of Directors at a meeting held on June 29, 2021.

(h) practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the Management, indicating:

i. **the bodies and committees of the issuer that are part of the decision-making process, identifying the manner in which they participate;**

ii. **criteria and methodology used to set the individual compensation, indicating if studies were used to verify the market practices and, if so, the comparison criteria and scope of these studies; and**

iii. **frequency and how the board of directors evaluates the adequacy of the issuer's compensation policy.**

The proposals for Global Compensation of the Managers and the Fiscal Council are based on market studies, as previously mentioned, and are submitted to analysis by the Personnel and Organization Committee ("CPO") of the Board of Directors prior to the submission to approval at an Annual General Meeting ("AGO"). After approval at the Annual General Meeting, the CPO recommends to the Board of Directors the proposal for individualization of the Compensation of the Managers, which is subsequently approved at a meeting of the Board of Directors. The proposal for individualization of the Compensation of the Managers is carried out as previously described in relation to the market comparison and strategic position of the members of the Board of Directors, as well as of the Officers appointed by the bylaws. The frequency of the studies for updating and comparing the market occurs on an annual basis.

13.2 – Total compensation of the board of directors, officers appointed by the bylaws and fiscal council

Total compensation estimated for the current Fiscal Year ending on January 1, 2022 - Annual Amounts				
	Board of Directors	**Officers Appointed by the Bylaws**	**Fiscal Council**	**Total**
Total number of members	11.00	7.00	5.00	23.00
No. of paid members	11.00	7.00	5.00	23.00
Fixed annual compensation				
Salary or Pro labore	9,847,200.00	13,527,714.53	1,062,000.00	24,436,914.53
Direct and indirect benefits		383,953.39		383,953.39
Participation in committees	4,932,000.00			4,932,000.00
Others	1,828,851.60	3,000,000.00	53,100.00	4,881,951.60
Description of other fixed compensations	Contingency	Contingency	Contingency	Contingency
Variable compensation				
Bonus				
Profit sharing		27,937,500.00		27,937,500.00
Compensation for participation in meetings				
Commissions				
Others		9,097,500.00		9,097,500.00
Description of other variable compensations		Amount regarding the Retention Program.		Amount regarding the Retention Program.
Post-employment		789,480.78		789,480.78
Cessation of position				
Based on shares, including options		13,052,400.00		13,052,400.00

Note				
Total compensation	16,608,051.60	67,788,548.71	1,115,100.00	85,511,700.31

Total compensation for the Fiscal Year ended on December 31, 2021 - Annual Amounts[1]				
	Board of Directors	**Officers Appointed by the Bylaws**	**Fiscal Council**	**Total**
Total number of members*	11.00	6.00	5.00	22.00
Number of paid members**	10.00	6.00	5.00	21.00
Fixed annual compensation				
Salary or Pro labore	9,026,716.67	11,773,453.20	958,000.00	21,758,169.87
Direct and indirect benefits	0.00	275,376.49	0.00	275,376.49
Participation in committees	2,581,767.33	0.00	0.00	2,581,767.33
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations				
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	38,650,092.87	0.00	38,650,092.87
Compensation for participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	3,432,816.10	0.00	3,432,816.10
Description of other variable compensations	Not applicable.	Amount regarding the Retention Program.	Not applicable.	Amount regarding the Retention Program.
Post-employment	0.00	975,483.94	0.00	975,483.94
Cessation of position	0.00	0.00	0.00	0.00
Based on shares, including options	0.00	7,144,816.10	0.00	7,144,816.10
Note				
Total compensation	11,608,484.00	62,252,038.70	958,000.00	74,818,522.70(*)

(*) In this amount were not considered the fees paid to the Alternate Board Members, as members of advisory committees, described in item 13.16.

Total compensation for the Fiscal Year ended on December 31, 2020 - Annual Amounts[1]				
	Board of Directors	**Officers Appointed by the Bylaws**	**Fiscal Council**	**Total**
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	10.00	6.83	5.00	21.83
Fixed annual compensation				
Salary or Pro labore	8,560,000.00	11,954,724.50	927,040.00	21,441,764.50
Direct and indirect benefits	0.00	683,484.13	0.00	683,484.13
Participation in committees	1,971,334.01	0.00	0.00	1,971,334.01
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations	Not applicable.	Not applicable.	Not applicable.	Not applicable.
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	24,220,822.32	0.00	24,220,822.32
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensations	Not applicable.	Not applicable.	Not applicable.	
Post-employment	0.00	580,526.85	0.00	580,526.85
Cessation of position	0.00	0.00	0.00	0.00
Based on shares, including options	0.00	7,007,992.82	0.00	7,007,992.82
Note		The total amount of compensation for the fiscal years of 2018, 2019 and 2020 reflects the	The total amount of compensation for the fiscal years of 2018, 2019 and 2020	

		amount of the net yield of the social charges of the employer under Circular /Annual Letter 2022/CVM/Sep.	reflects the amount of the net yield of the social charges of the employer under Circular /Annual Letter 2022/CVM/Sep.	
Total compensation	10,531,334.01	44,447,550.62	927,040.00	55,905,924.63(*)

(*) In this amount were not considered the fees paid to the Alternate Board Members, as members of advisory committees, described in item 13.16.

Total compensation for the Fiscal Year ended on December 31, 2019 - Annual Amounts				
	Board of Directors	**Officers Appointed by the Bylaws**	**Fiscal Council**	**Total**
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	11.00	7.00	5.00	23.00
Fixed annual compensation				
Salary or Pro labore	8,907,500.00	12,066,746.97	902,700.00	21,876,946.97
Direct and indirect benefits	0.00	273,508.20	0.00	273,508.20
Participation in committees	2,459,366.65	0.00	0.00	2,459,366.65
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations	Not applicable.	Not applicable.	Not applicable.	
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	15,669,842.36	0.00	15,669,842.36
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensations	Not applicable.	Not applicable.	Not applicable.	
Post-employment	0.00	823,816.84	0.00	823,816.84
Cessation of position	0.00	0.00	0.00	0.00
Based on shares, including options	0.00	11,177,962.72	0.00	11,177,962.72
Note				
Total compensation	11,366,866.65	40,011,877.09	902,700.00	52,281,443.74

(1) The total amount of compensation for the fiscal years of 2019, 2020 and 2021 reflects the amount of the net yield of the social charges of the employer under Circular /Annual Letter-2022/CVM/Sep.

*Note: The total number of members of the Board of Directors, of the Officers Appointed by the Bylaws and of the Fiscal Council was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.

***Note In this amount were not considered the fees paid to the Alternate Board Members, as members of advisory committees, described in item 13.16.

13.3 – Variable compensation of the board of directors, officers appointed by the bylaws and fiscal council

Variable compensation set forth for the current fiscal year (January 1, 2022)				
	Board of Directors	Officers Appointed by the Bylaws	Fiscal Council	Total
Total number of members [(1)]	11.00	7.00	5.00	23.00
Number of paid members [(2)]	0.00	7.00	0.00	7.00
Bonus				
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan, if the goals were achieved	N/A	N/A	N/A	N/A
Value provided	N/A	N/A	N/A	N/A
Profit sharing [(3)]				
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	No maximum value.	N/A	No maximum value.
Amount set forth in the compensation plan, if the goals are achieved	N/A	27,937,500.00	N/A	27,937,500.00
Amount actually recognized in the results of the fiscal year	N/A	N/A	N/A	N/A

Variable compensation for the Fiscal Year ending on December 31, 2021				
	Board of Directors	Officers Appointed by the Bylaws	Fiscal Council	Total
Total number of members [(1)]	11	6	5	22

Number of paid members [(2)]	0	6	0	6
Bonus				
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan, if the goals were achieved	N/A	N/A	N/A	N/A
Value provided	N/A	N/A	N/A	N/A
Profit sharing [(3)]				
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan, if the goals are achieved	N/A	26,250,000.00 (*)	N/A	26,250,000.00 (*)
Amount actually recognized in the results of the fiscal year	N/A	38,650,092.87 (**)	N/A	38,650,092.87 (**)

(*) Payments above this reference value depend on the judgment of the Board of Directors.

Variable compensation - Fiscal Year ending on December 31, 2020				
	Board of Directors	**Officers Appointed by the Bylaws**	**Fiscal Council**	**Total**
Total number of members [(1)]	11.00	7.00	5.00	23.00
Number of paid members [(2)]	0.00	6.83	0.00	6.83
Bonus				
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan, if the goals were achieved	N/A	N/A	N/A	N/A

Amount actually recognized in the results of the fiscal year	N/A	N/A	N/A	N/A
Profit sharing [(3)]				
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	25,498,521.00	N/A	25,498,521.00
Amount set forth in the compensation plan, if the goals were achieved	N/A	20,398,817.00	N/A	20,398,817.00
Amount actually recognized in the results of the fiscal year	N/A	23,620,822.32	N/A	23,620,822.32

Variable compensation - Fiscal Year ending on December 31, 2019				
	Board of Directors	Officers Appointed by the Bylaws	Fiscal Council	Total
Total number of members (1)	11.00	7.00	5.00	23.00
Number of paid members (2)	0.00	7.00	0.00	7.00
Bonus				
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan, if the goals were achieved	N/A	N/A	N/A	N/A
Amount actually recognized in the results of the fiscal year	N/A	N/A	N/A	N/A
Profit sharing (3)				
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	25,404,466.83	N/A	25,404,466.83
Amount set forth in the compensation plan, if the goals were achieved	N/A	20,323,573.46	N/A	20,323,573.46
Amount actually recognized in the results of the fiscal year	N/A	15,669,842.36	N/A	15,669,842.36

(1) The total number of members of the Board of Directors, of the Officers Appointed by the Bylaws and of the Fiscal Council was determined according to the annual average of the number of members of each body calculated monthly, to two decimal places.

(2) The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the fiscal year, calculated monthly.

(3) Does not include social security, just Profit Sharing

13.4 – Equity-based compensation plan of the board of directors and officers appointed by the bylaws

Board of Directors

The Company does not have an equity-based compensation plan for members of the Board of Directors.

Officers Appointed by the Bylaws

The Company's Restricted Share Award Plan was approved at the Extraordinary General Meeting held on March 21, 2018, encompassing, among other members, the Officers appointed by the bylaws. The Restricted Share Award Plan can be found at CVM's website (www.cvm.gov.br).

(a) General terms and conditions;

Those individuals who work and are part of the Company or the companies controlled thereby, including, but not limited to, the Officers, may be indicated to participate in Braskem S.A's Restricted Share Award Plan ("Plan"). The Board of Directors shall define, among said members, those who may participate in each annual Restricted Share Award Program (respectively, "Eligible Persons" and "Program").

The Eligible Persons shall express their desire to adhere to the Plan and to the respective Program, upon the execution of the respective Award Agreement, then being referred to as "Participants".

The award of the Restricted Shares ("Consideration") shall be conditioned to the voluntary investment of the Participants' own funds to acquire owned shares ("Owned Shares"), and the Eligible Persons may voluntarily invest, with their own funds, the minimum amount of 10% and the maximum amount of 20% of the gross amount of their short-term planned incentive.

The goal of the Plan is to award two (02) Restricted Shares to one (01) Own Share. However, the Board of Directors may define, as an exception and with a justification, to each Program, a different multiple of Restricted Shares to be transferred to each Own Share under the terms and conditions of the applicable Award Agreement, observing the minimum of one (01) Restricted Share and the maximum of three (3) Restricted Shares to each Own Share. The number shall be defined at the exclusive discretion of the Board of Directors from the analysis of the following indicators: (a) the performance of the Company in the financial year immediately before the execution of the Award Agreement; (b) the expected challenge level to the Company in the next three (03) years after the approval of each Program; and (c) the value of the Restricted Shares traded at B3 S.A. – Brasil, Bolsa, Balcão on the date of approval of each Program.

Without prejudice to other conditions established in the Programs and in the respective Grant Agreements, the rights of the Participants in relation to the Restricted Shares, especially to the transfer of ownership of the Restricted Shares, shall only be acquired if the Participants: (i) remain continuously connected as Members of the Company or of a company controlled by the Company for three (3) years after the date of execution of the Award Agreement ("Cooling-Off Period") and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the Cooling-Off Period.

(b) Main objectives of the plan;

The Plan's objective is to promote: (a) the alignment between the interests of the Participants and that of the shareholders of the Company and of the companies controlled thereby; and (b) an incentive for the Participants to remain in the Company or in the companies controlled thereby.

(c) How the plan contributes toward the achievement of these objectives;

The Plan is an important component to ensure the total compensation strategy, ensuring competitiveness in the market, and, at the same time, maintaining the involvement and commitment of the Participants with the Company and the challenges of the petrochemical cycles.

In that sense, the implementation of the Plan contributes to ensure the convergence of interests between Members and shareholders for the creation of value to the Company.

(d) How the plan fits in the issuer's compensation policy;

The Plan is one of the components of the compensation package.

One of the concepts defined in the Company's compensation policy is that the compensation is defined based on the capacity of the members to generate and exceed the results, with the sharing of part of these results with the members responsible for its generation. In that sense, the Plan is an important component of variable compensation to supplement and ensure the total compensation strategy, seeking long-term results for the Company by making their shares valuable and acting as a strong component in the retention of the Participants.

(e) How the plan aligns the interests of the managers and the issuer on the short-, medium- and long-terms;

The implementation of the Plan is a way to ensure the convergence of interest between members and shareholders for the creation of value on the short-, medium- and long- terms for the Company. Through the Plan, leaders and subordinates assume the commitment to achieve and exceed the planned results and to share part of these results with the members responsible for its generation.

The Waiting Period set forth in the Plan, during which the Restricted Shares are not transferred to the Participant, favors the retention of the Participants during such period.

(f) Maximum number of covered shares;

The maximum number of shares covered by the Plan is 1.5% of the Company's Capital Stock, which, on this date, corresponds to eleven million nine hundred and fifty-eight thousand two hundred seventy-eight (11,958,865) shares of a total of seven hundred and ninety-seven million, two hundred and eighteen thousand, five hundred and fifty-four (797,257,604) shares

(g) Maximum number of options to be granted;

Not applicable, since share options shall not be awarded as a result of the Plan.

(h) Shares acquisition conditions;

The Consideration shall be conditioned to the voluntary investment of the Participants' own funds in the acquisition of Owned Shares.

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years after the execution of the Award Agreement and, cumulatively; (ii) (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the Cooling-Off Period.

(i) Acquisition or exercise pricing criteria;

The reference price of the Restricted Shares that the Company shall award shall be amount of the market price of the Restricted Share in the location of each Participant in the second business day immediately before the respective transfer of the Restricted Shares, or, if there is no trade of the Restricted Shares in the location of the Participant, it shall be the price of said Restrict Shares at B3 S.A. - Brasil, Bolsa, Balcão on the second business day immediately before the respective date of payment, converted to the currency of the location of the Participant.

(j) Criteria to establish the exercise period;

The Waiting Period shall be three (03) years from the date of execution of the Award Agreement.

During the Waiting Period, the Participant shall remain connected to the Company or to the companies controlled thereby, maintaining the uninterrupted ownership of their Owned Shares in order to be entitled to the transfer of the Restricted Shares by the Company or by the companies controlled thereby under the terms and conditions established in this Plan, in the respective Program and in the Award Agreement, observing the rules related to the situations of dismissal from the Company, as set forth in the Plan and respective Award Agreements.

(k) Method of settlement;

Once the conditions established in the Plan and in the applicable Award Agreement are met, and as long as the applicable legal and regulatory requirements are observed, the Company or the companies controlled thereby shall transfer, through a private transaction, to the Participants, within at most sixty (60) days, the quantity of Restricted Shares to which the Participants are entitled. Except regarding the taxes that will be discounted, the Company or the companies controlled thereby, as the case may be, shall bear any costs for the transfer of the Restricted Shares to the Participants. If it is not possible to deliver said Restricted Shares to the Participants, the Company and/or the companies controlled thereby may pay the Participants, with immediately available funds, in the currency of the place where the Participant works, the amount equivalent to the Restricted Shares awarded taking into consideration the Reference Price of the Restricted Shares, net of the taxes that may be levied thereon.

(l) Share transfer restrictions;

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (03) years after the execution of the Award Agreement and, cumulatively; (ii) (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the Cooling-Off Period.

(m) Criteria and events that, when verified, will entail the suspension, alteration or termination of the plan; and

In case of: (i) Change in the Control of the Company (as defined in the Plan); (ii) a public offering for closing of the Company's capital is conducted; (iii) corporate restructuring that results in a significant decrease of the liquidity of the Restricted Shares in comparison with the average volume traded over the six (06) months before the date of corporate restructuring, the Participants shall be entitled to receive, within sixty (60) days after the occurrence of the event set forth in this Clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participants, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participants, so that said rights shall be automatically brought forward.

The Plan also establishes that, in the event of change to the number, nature or class of shares of the Company as a result of bonus, splitting, reverse split, or conversion of shares into another nature or class, or conversion of other securities issued by the Company into shares, the Company's Board of Directors shall assess the need to make adjustments to the Programs and the Plan in order to avoid distortions and losses to the Company and the companies controlled thereby or to the Participants.

Moreover, any relevant legal amendment to the rules of the joint-stock companies, to the publicly-held companies, to the labor laws and/or the tax effects of a restricted share award plan in any of

the jurisdictions where it will be implemented may lead to full revision of the Plan, in order to ensure compliance with the applicable laws.

Lastly, the right to receive the Restricted Shares pursuant to the Plan, the respective Program and the applicable Award Agreement shall be automatically extinguished and without any indemnity rights, ceasing all effects by operation of law if the Company is wound up, liquidated or if its bankruptcy is decreed.

(n) Effects of the withdrawal of the manager of the bodies of the issuer over the rights thereof set forth in the equity-based compensation plan.

In case of Termination of the Participant (i) due to a dismissal with cause or removal from his or her position due to a violation to the duties and responsibilities of an administrator, (ii) upon request from the Participant (including resignation or withdrawal from the position of administrator), or (iii) any event of retirement other than an Agreed Retirement (as defined in the Plan), the Participant shall lose any and all rights connected to the Restricted Shares pursuant to the Plan, any Program and Award Agreement, which shall be automatically and lawfully terminated on the Termination date (as defined in the Plan), regardless of prior notice or notification, and with no right to any indemnification of the Participant, except for the Restricted Shares already obtained until the actual Termination date, even if they have not yet been actually transferred by the Company or by a company controlled thereby.

In case of Dismissal of a Participant due to: (i) dismissal by the Company or the companies controlled thereby without cause; (ii) removal from the position of administrator with no violation of his or her duties and responsibilities; or (iii) transfer of the Participant to occupy a position in a company of the same group as the Company that is not a participant of the Plan, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) of a proportional number of the Restricted Shares the acquisition rights of which are still be acquired by the Participant, taking into account, for said calculation, the number of full month in which the Participant worked at the Company or a company controlled thereby in relation to the number of months of the Waiting Period, it being certain that such remaining Restricted Shares shall be automatically terminated on the date of Dismissal, regardless of prior notice or notification, and without any right to any indemnification by the Participant. The delivery of the Restricted Shares to the Participant shall be made on the date originally scheduled, considering the compliance with the Waiting Period, unless established otherwise in the Award Agreement, being certain that the Company may, exceptionally and at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to Agreed Retirement, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not been fully vested on the Participant at the Termination date. The delivery of the Restricted Shares to the Participant shall be made on the date originally set forth, considering the compliance with the Waiting Period, unless otherwise established in the Award Agreement, being certain that the Company may, at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to: (i) death; or (ii) permanent disability, the heirs or legal successors (for the case described in (i)) or legal representative (for the case described in (ii)) shall be entitled to receive, within sixty (60) days after the occurrence of any of the events described in this clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not

yet been vested on the Participant, so that said rights shall be automatically brought forward, unless established otherwise in the Award Agreement.

Furthermore, the Board of Directors has the prerogative to establish different rules whenever it is of the opinion that the Company's corporate interests shall be better served by the measures above or whenever necessary to comply with other applicable rules or bear taxes levied.

13.5 – Equity-Based Compensation

The Company does not have an equity-based compensation plan for members of the Board of Directors. In relation to the Officers Appointed by the Bylaws, it has an equity-based compensation plan approved at the Extraordinary General Meeting held on March 21, 2018, the respective Programs of which were approved by the Board of Directors at meetings held on March 28, 2018, March 13, 2019, March 19, 2020 and April 14, 2021.

Since the Company does not have a stock option plan (but a restricted share plan), the information on the weighted average price of the year does not apply.

	Board of Directors	**Officers Appointed by the Bylaws**
Total number of members	11	6
No. of paid members	0	6
Average weighted price of exercise:	N/A	N/A
(a) Outstanding options at the beginning of the fiscal year	N/A	N/A
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all options granted	N/A	N/A

13.6 – Information on the outstanding options held by the board of directors and the Officers Appointed by the Bylaws

Not applicable, considering that there was not and there is not up to this date any outstanding option held by the Company's Officers Appointed by the at the end of the last fiscal year. With respect to the Board of Directors, it should be clarified that there was not in the last fiscal year (and there is not in the current fiscal year) an equity-based compensation plan for its members.

13.7– Options exercised and shares delivered

There were no options exercised nor shares delivered in relation to the share-based compensation to the Board of Directors.

The Company's Officers appointed by the bylaws do not receive Options, as there is no plan contemplating this granting model. For the Restricted Share Award Plan, the transfer of the custody of the Company's class A preferred shares refers to the Officers appointed by the bylaws who were removed from the Company during the respective years, since they were entitled to the proportional receipt for the period worked.

Restricted Shares of the fiscal year ending on December 31, 2019

A – Body	**Officers appointed by the bylaws**	
B - No. of members	7	
B – Total number of members	7	
C - Total Restricted Shares of the Program (D+E+F)	**2019 Award**	**Total**
C i - Number	157,353	157,353
D - Restricted Shares not yet vested	**2019 Award**	**Total**
D i - Number	141,673	141,673
D ii - Date when they will vest	March 2022	March 2022
E - Transferred Restricted Shares	**2019 Award**	**Total**
E i - Number	874	874

F - Expired Restricted Shares	2019 Award	Total
F i - Number	14,806	14,806

Restricted Shares of the fiscal year ending on December 31, 2020

A – Body	Officers appointed by the bylaws		
B - No. of members	7		
B – Total number of members	7		
C - Total Restricted Shares of the Program (D+E+F)	2019 Award	2020 Award	Total
C i - Number	157,353	372,161	529,514
D - Restricted Shares not yet vested	2019 Award	2020 Award	Total
D i - Number	141,673	343,686	485,359
D ii - Date when they will vest	March 2022	April 2023	
E - Transferred Restricted Shares	2019 Award	2020 Award	Total
E i - Number	874	2,373	3,247

F - Expired Restricted Shares	2019 Award	2020 Award	Total
F i - Number	14,806	26,102	40,908

Restricted Shares of the fiscal year ending on December 31, 2021

A – Body	Officers appointed by the bylaws			
B - No. of members	6.00			
B – Total number of paid members	6.00			
C - Total Restricted Shares of the Program (D+E+F)	2019 Award	2020 Award	2021 Award	Total
C i - Number	151,078	372,161	198,400	721,639
D - Restricted Shares not yet vested	2019 Award	2020 Award	2021 Award	Total
D i - Number	135,398	343,686	198,400	677,484

D ii - Date when they will vest	March 2022	April 2023	May 2024	
E - Transferred Restricted Shares	**2019 Award**	**2020 Award**	**2021 Award**	**Total**
E i - Number	874	2,373	0	3,247
F - Expired Restricted Shares	**2019 Award**	**2020 Award**	**2021 Award**	**Total**
F i - Number	14,806	26,102	0	40,908

13.8 – Share/Option Pricing

Not applicable.

13.9 – Interests held by body

	On 12/31/2021*					
Company	**Category**	**Board of Directors**	**Executive Management**	**Fiscal Council**	**Technical or Advisory Bodies**	**Total**
	Issuer					
Braskem S.A.	Common Shares	1,560	0	0	0	1,560
	Preferred Shares – Class A	0	245,148	1,100	5,300	251,548
	Preferred Shares – Class B	0	0	0	0	0
	Direct and indirect controlling shareholders					
Odbinv S.A.	Common Shares	0	0	0	0	0
	Preferred Shares	0	0	0	0	0

*The shareholding positions of Officers who also hold positions at the Company's Board of Directors have been recorded only in the "Executive Office" column, in line with the reporting done for purposes of article 11 of CVM Ruling No. 44 of August 13, 2021.

On 12/31/2020*					
Company	Category	Board of Directors	Executive Management	Fiscal Council	Total
Issuer					
Braskem S.A.	Common Shares	722	0	0	722
	Preferred Shares – Class A	0	201,065	1,100	202,165
	Preferred Shares – Class B	0	0	0	0
Direct and indirect controlling shareholders					
Odbinv S.A.	Common Shares	0	0	0	0
	Preferred Shares	0	0	0	0

*The shareholding positions of Officers who also hold positions at the Company's Board of Directors have been recorded only in the "Executive Office" column, in line with the reporting done for purposes of article 11 of CVM Ruling No. 44 of August 13, 2021.

On 12/31/2019					
Company	Category	Board of Directors	Executive Management	Fiscal Council	Total
Issuer					
Braskem S.A.	Common Shares	0	0	0	0
	Preferred Shares – Class A	0	83,518	0	83,518
	Preferred Shares – Class B	0	0	0	0
Direct and indirect controlling shareholders					
Odbinv S.A.	Common Shares	0	0	0	0
	Preferred Shares	0	0	0	0

13.10 – Information on the social security plans granted to the members of the board of directors and the Officers appointed by the bylaws

We present below the information on the Company's social security plan effective in the last fiscal year:

	Board of Directors	Officers Appointed by the Bylaws
Total number of members	11	6
No. of paid members	0	6
Name of the plan	N/A	Vexty
Quantity of managers who have the conditions for retirement	N/A	6
Conditions for early retirement	N/A	There is no possibility of early retirement
Adjusted accrued amount of the contributions accrued until the end of the last fiscal year, less the portion related to the contributions directly made by the managers	N/A	6,626,959.88
Total accrued amount of the contributions made during the last fiscal year, less the portion related to the contributions directly made by the managers	N/A	567,143.24
Possibility of early redemption and conditions	N/A	There is no possibility of early redemption

*Note: The number of paid members of each body corresponds to the number of officers and directors linked to the Company's social security plan.

13.11 – Maximum, minimum and average individual compensation of the board of directors, officers appointed by the bylaws and fiscal council

<u>NOTES</u>:

The value of the Board of Directors does not include fees for participation in Committees.

There is no differentiation in the amount of fees between the members of the Fiscal Council.

The amounts informed do not take the employer's social charges into account.

	Officers Appointed by the Bylaws			Board of Directors			Fiscal Council		
	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019
No. of members	6.00	7.00	7.00	11.00	11.00	11.00	5.00	5.00	5.00
No. of paid members	6.00	6.83	7.00	10.00	10.00	11.00	5.00	5.00	5.00
Highest individual compensation value (Reais)	24,038,264.67	14,542,407.11	15,959,211.68	2,163,200.00	2,100,000.00	2,337,433.33	191,600.00	186,000.00	183,600.00
Lowest individual compensation value(Reais)	4,159,763.25	5,714,741.63	3,815,050.79	680,000.00	660,000.00	686,333.33	191,600.00	186,000.00	183,600.00
Average individual compensation value(Reais)	10.375.339,78	6,504,519.60	5,715,982.44	902,671.67	1,053,133.40	1,033,351.51	191,600.00	185,408.00	180,540.00

Officers Appointed by the Bylaws

12/31/2021	The amounts informed in the table above do not take the employer's social charges into account.
12/31/2020	The amounts informed in the table above do not take the employer's social charges into account. The lowest annual individual compensation was calculated with the exclusion of 2 members who occupied the position for less than 12 months
12/31/2019	The amounts informed in the table above do not take the employer's social charges into account. In 2019, the lowest compensation was calculated with the exclusion of 4 member who occupied the position for less than 12 months. The highest individual compensation of the Officers Appointed by the Bylaws includes a non-recurring event pertaining to the recognition of a right connected to Programs arising from the Company's Long-Term Incentive Plan. The amount with charges already recognized totals BRL 9,388 thousand.
Board of Directors	
12/31/2021	The amounts informed in the table above do not take the employer's social charges into account.
12/31/2020	The amounts informed in the table above do not take the employer's social charges into account. The lowest annual individual compensation was calculated with the exclusion of 7 members who occupied the position for less than 12 months.
12/31/2019	The amounts informed in the table above do not take the employer's social charges into account. The highest and lowest compensation was calculated with the exclusion of the member who exercised the position for less than 12 months.
Fiscal Council	
12/31/2021	The amounts informed in the table above do not take the employer's social charges into account.
12/31/2020	The amounts informed in the table above do not take the employer's social charges into account. In 2020, the amounts of fees were adjusted and that affected the numbers stated as lowest and highest amounts.
12/31/2019	The amounts informed in the table above take the employer's social charges into account. The highest and lowest compensation was calculated with the exclusion of the member who exercised the position for less than 12 months.

13.12 – Compensation or indemnification mechanisms for the managers in the event of dismissal from office or retirement

The Company does not have compensation or indemnification mechanisms in case of dismissal of the position or retirement, with the exception of right related to the Long-Term Incentive Program applicable only to officers and other members that may eligible, as described in item 13.4 of the Reference Form.

The Company's administrators are covered by the Directors & Officers Liability Insurance (D&O) policy, issued by Tokyo Marine Seguradora, with coverage valid until September 18, 2022. The policy has a worldwide coverage, and the policy net premium in force was USD 6,165 thousand.

Pursuant to the policy, the managers shall be indemnified for damage (including defense costs) resulting from third-party claims against the managers based on omission or harmful acts practiced in the exercise of their functions (as long as it is not the case of willful misconduct or gross negligence equivalent to willful misconduct or any other specific exclusion/limitation provided in the policy).

In addition to the D&O Insurance described above, the Company is authorized to enter into an indemnity commitment with its former managers, under the terms of the Managers and Members Indemnity Policy, approved by the Board of Directors on November 8, 2017 and updated as certain provisions of CVM Report No. 38 on February 14, 2019, March 18, 2019, October 21, 2019 and December 12, 2019 ("Indemnity Policy") which is available on the Company's website (www.braskem-ri.com.br) and on CVM's website (www.cvm.gov.br). For additional information see item 12.11 of the Reference Form.

13.13 – Percentage of the total compensation held by managers and members of the fiscal council who are parties related to the controlling shareholders

Fiscal year ended on	Board of Directors	Fiscal Council	Officers Appointed by the Bylaws
2021	37.41%	0.00%	0.00%
2020	44.09%	0.00%	0.00%
2019	11.06%	0.00%	0.00%

13.14 – Compensation of managers and members of the fiscal council, grouped by body, received for any reason other than the position held

In the last three fiscal years, no amounts have been recognized within the Company's results as compensation of managers and members of the Fiscal Council received for any reason other than the position they occupy in the Company.

13.15 – Compensation of managers and members of the fiscal council recognized in the profits of direct or indirect controlling companies, companies under common control and controlled companies of the issuer

Not applicable, in the last three fiscal years no compensation of the managers and members of the Fiscal Council of the Company was recognized in the results of direct or indirect controlling companies, companies under common control and controlled companies of the Companies, either for the exercise of their managerial duties or for any other reason.

13.16 – Other relevant information

Total compensation for the Fiscal Year ended on December 31, 2021 - Annual Amounts

The table below considers the alternates that are compensated only for participation in Committees of the Board of Directors. (Amounts already reported in the Compensation estimated for the Fiscal year ended on December 31, 2021).

	Board of Directors	Total
Total number of members	3	3
No. of paid members	3	3
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	528,000	528,000
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total (net) compensation	528,000	528,000

Total compensation for the Fiscal Year ended on December 31, 2020 - Annual Amounts

The table below considers the alternates that are compensated only for participation in Committees of the Board of Directors. (Amounts already reported in the Compensation estimated for the Fiscal year ended on December 31, 2020).

	Board of Directors	Total
Total number of members	4	4
No. of paid members	3.33	3.33
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	402,000	402,000
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A

Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total (net) compensation	402,000	402,000

Total compensation for the Fiscal Year ended on December 31, 2019 - Annual Amounts

The table below considers the alternates that are compensated only for participation in Committees of the Board of Directors. (Amounts already reported in the Compensation estimated for the Fiscal year ended on December 31, 2019).

	Board of Directors	**Total**
Total number of members	4	4
No. of paid members	4	4
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	443,000	443,000
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total (net) compensation	443,000	443,000

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70
NIRE 29300006939

EXHIBIT VII

MANAGEMENT PROPOSAL
FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.
TO BE HELD ON APRIL 19, 2022

REPORT OF AMENDMENTS TO THE COMPANY'S BYLAWS, DETAILING THE ORIGIN AND JUSTIFICATION OF THE PROPOSED AMENDMENTS, THEIR LEGAL AND ECONOMIC EFFECTS, PURSUANT TO ARTICLE 11, ITEM II, OF CVM RULING 481, IN THE FORM OF A SPREADSHEET

Current Wording	Proposed Wording	Rationale of the Proposed Amendment
Article 4 The capital stock is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (BRL 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and eighteen thousand, five hundred and fifty-four (797,218,554) shares, of	Article 4 The capital stock is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty centavos (BRL 8,043,222,080.50), divided into ~~seven hundred and ninety seven million, two hundred and eighteen thousand, five hundred and fifty-four (797,218,554)~~, seven hundred and ninety-	The proposed change is only intended to reflect the voluntary conversion made by a shareholder holding Class "B" Preferred Shares issued by the Company ("**PNB Shares**") of 21,440 PNB Shares into 10,720 Class "A" Preferred Shares, pursuant to Article 6 paragraph 3, of the Company's Bylaws.

which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares; three hundred and forty-five million, forty-nine thousand, six hundred and seventy-two (345,049,672) are class "A" preferred shares; and five hundred thousand, two hundred and thirty (500,230) are class "B" preferred shares.	seven million, two hundred and seven thousand, eight hundred and thirty-four (797,207,834) shares, namely, four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) common shares, ~~three hundred and forty five million, forty nine thousand, six hundred and seventy two (345,049,672)~~ three hundred and forty-five million, sixty thousand, three hundred and ninety-two (345,060,392) class A preferred shares; and ~~five hundred thousand, two hundred and thirty (500,230)~~ four hundred and seventy-eight, seven hundred and ninety (478,790) class "B" preferred shares.	

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70
NIRE 29300006939

EXHIBIT VIII
MANAGEMENT PROPOSAL
FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A. TO BE HELD ON APRIL 19, 2022

COPY OF THE COMPANY'S BYLAWS WITH EMPHASIS ON THE PROPOSED AMENDMENTS, PURSUANT TO ARTICLE 11, ITEM I, OF CVM RULING 481.

CHAPTER I
NAME, HEADQUARTERS, PURPOSE AND DURATION.

Article 1 - BRASKEM S.A., a publicly listed company, with headquarters and under the jurisdiction of the Municipality of Camaçari, State of Bahia, is governed by these bylaws and by the appropriate legislation.

First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange B3 S.A. – Brasil, Bolsa, Balcão("B3"), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the B3 Level 1 Listing Regulation ("Regulation").

Sencond Paragraph - The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.

Article 2 - The objectives of the Company are as follows: a) the manufacture, trading, import and export of chemical and petrochemical products and petrochemical derivatives; b) production, distribution and trading of units such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services; c) production, distribution and trading of electricity for its own consumption and that of other companies; d) the taking of holdings in other companies, pursuant to Law No. 6404/76, as a holder of quotas or shares; e) the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives; f) the transportation, representation and consignment of petrochemical products and by-products, compounds and derivatives, such as polypropylene, polypropylene films,

polyethylene, elastomers and their respective manufactured products; g) the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; and h) the provision of services related to the activities above.

Article 3 - The Company's term of duration is unspecified.

CHAPTER II
CAPITAL STOCK AND SHARES

Article 4 - The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty cents (R$ 8,043,222,080.50), divided into ~~seven hundred and ninety-seven million, two hundred and eighteen thousand, five hundred and fifty-four (797,218,554)~~ seven hundred and ninety-seven million, two hundred and seven thousand, eight hundred and thirty-four (797,207,834) shares, of which 451,668,652 (four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two) common shares, ~~three hundred and forty five million, forty and nine thousand six hundred and seventy-two (345,049,672)~~ three hundred and forty-five million, sixty thousand, three hundred and ninety-two (345,060,392) class "A" preferred shares; and ~~five hundred thousand, two hundred and thirty (500,230)~~ four hundred and seventy-eight, seven hundred and ninety (478,790) class "B" preferred shares

.

First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to be Class "A" preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593.818) are to be Class "B" preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company ("Authorized Capital").

Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company's preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6404/76.

Article 5 - The class "B" preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil.

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must

remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers.

Article 6 - All of the Company's shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates.

First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No 6,404/76.

Second Paragraph - The General Shareholders' Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish: (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

Third Paragraph - With regard to the class "B" preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class "A" preferred shares at any time, through a written request to the Company, in the proportion of two (2) class "B" preferred shares received for each class "A" preferred share converted.

Fourth Paragraph - All of the Company's shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Article 7 - Subscription and payment in full for the shares will be subject to the following criteria: a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis; b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation; c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase; d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting; e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No 6,404/76); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares; f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of

publication of the respective notice to shareholders; g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital.

Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

Article 8 - Each common share carries the right to one vote on the decisions of the General Meeting.

Article 9 - Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges: a) Class "A" and "B" preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item "g" below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 46, 4th Paragraph), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year; b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item "a" of this article; c) following the implementation of the terms of item "a" of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item "g" below, the class "A" preferred shares will have equal claim with the common shares to the distribution of the remaining income. The class "B" preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item "a" of this article; d) only the common and class "A" preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock; e) the class "A" and "B" preferred shares are guaranteed priority in the reimbursement of the Capital Stock; f) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription; h) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.
Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76.

CHAPTER III
JOINT SALE RIGHTS

Article 10 - In the event that the controllers of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and affected through the financial institution responsible for the custody of the Company's shares, a public offer for the purchase of all shares issued by the Company, independent of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Article 11 - Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling company, directly or indirectly, of the disposing shareholder(s); (b) controlled directly or through a stake held in a controlling block by the controlling shareholders of the ceding party(ies); or (c) controlled, whether directly or indirectly by the disposing shareholder(s).

Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block.

Article 12 - The right of joint sale established here in Chapter III will not apply in the event that the transfer of control of the Company occurs: (a) as the result of a court ruling or act, such as judicial seizure or sentence or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

CHAPTER IV
PERMANENT BODIES OF THE COMPANY

Article 13 - The following are permanent bodies of the Company: a) the General Meeting; b) the Board of Directors; c) the Executive Board; d) the Fiscal Board.

CHAPTER V
THE GENERAL MEETING

Article 14 - The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require.

Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law.

Article 15 - Notice of the General Meeting will be given in the written media, pursuant to the terms established by law.

Article 16 - Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to eight (8) days prior to the holding of the said Meeting.

First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission.

Second Paragraph – For the purposes of exercising the right set forth in paragraph 4 of article 141 of Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement.

Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.

Article 17 – The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

(i) altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the Company is divided;
(ii) creation of classes of preferred shares more favorable than the existing classes;
(iii) conversion of preferred shares into common shares of the Company;
(iv) participation in a group of companies, according to the definition contained in Article 265 of Law No. 6404/76;
(v) amendment to the Company's bylaws;
(vi) increase or reduction of the Company's Capital of Stock beyond the limit of the authorized capital, as well as redemption or amortization of its shares;
(vii) transformation, consolidation, spin-off, merger or merger of shares involving the Company;
(viii) increase or reduction in the number of members in the Company's Board of Directors;
(ix) ruling of bankruptcy, judicial and extrajudicial reorganization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation;
(x) alteration of the dividends policy or the minimum mandatory dividends set forth in the Company's bylaws;

(xi) issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiv, below;
(xii) decision on the delisting of shares or, if delisted, the obtaining of any new registration of the Company as a publicly-held Company;
(xiii) appraisal of the assets which the shareholder contributes to the Capital of Stock increase;
(xiv) election and substitution of members of the Board of Directors and Fiscal Council; and
(xv) determination of the annual compensation of administrators.

CHAPTER VI
THE BOARD OF DIRECTORS

Article 18 - The Board of Directors of the Company is composed of eleven (11) members and their respective alternates, whether resident of Brazil or not, who are elected and may be removed from office at any time by the General Meeting.

First Paragraph – At least twenty percent (20%) of the members of the Board of Directors shall be independent directors, in accordance with the definition contained in the Company's policies.

Second Paragraph – When, by virtue of compliance with the percentage referred to in Paragraph 1 above, the result is a fractional number of directors, there shall be made a rounding up to the subsequent whole number.

Third Paragraph – The directors elected by separate vote shall be considered independent.

Article 19 - The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time, observing the provisions in the Shareholders' Agreement filed at the Company's headquarters.

Sole Paragraph – The position of Chief Executive Officer and Chairman of the Board of Directors cannot be held at the same time by the same individual except in the cases and under the terms set out in the Regulation.

Article 20 – The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted.

Sole Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors' Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office.

Article 21 - The terms of office of the Chairman and Vice-Chairman will be two (2) years, with re-election being permitted.

Article 22 - In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absences or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as President of the Board of Directors.

Article 23 - In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member in nominated by the remaining Members from among the alternate Members, observing the provision in the Shareholders' Agreement filed at the Company's headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member.

Article 24 - The Board of Directors will normally meet every three (3) months, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members.

First Paragraph - Between the day of calling and the day of holding the meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty eight (48) hours, in addition to making duly supported docket available.

Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote, observing the provisions in the Shareholders' Agreement filed at the Company's headquarters.

Article 25 - The aggregate annual compensation of the Company's administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation.

Article 26 - The Board of Directors is responsible for:

(i) setting the general business policy of the Company;

(ii) deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than one hundred million Reais (R$ 100,000,000.00);

(iii) deciding the Company's Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof;

(iv) approving proposals for policies to be applied generally within the Company, including the contracting of insurance;

(v) providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves;

(vi) approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees;

(vii) approving the criteria for the employee participation in the profit sharing program;

(viii) appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders' Agreements filed at the Company's headquarters;

(ix) monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts;

(x) appointing and replacing the independent auditors of the Company and its controlled companies;

(xi) calling the Annual and Extraordinary General Meeting(s);

(xii) submitting to the General Meeting proposals regarding consolidation, spin-off, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital;

(xiii) deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums;

(xiv) approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding two hundred million Reais (R$200,000,000.00), in accordance with the Company's Business Plan;

(xv) approving the acquisition of assets for the non-current assets (recorded under the item "investments") of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvi) approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvii) deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$ 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies;

(xviii) decide on the execution of contracts between the Company or any subsidiary of the Company on the one hand, and on the other hand, any of its related parties, as defined in the Company's policy that regulates this matter, in amounts greater than R $ 20,000 .000.00 (twenty million reais) per operation or higher, together, to R $ 60,000,000.00 (sixty million reais) per fiscal year;

(xix) setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere;

(xx) to approve the acquisition of raw materials, by the Company or any of its subsidiaries, in an annual value greater than the equivalent amount in Reais of US $ 350,000,000.00 (three hundred and fifty million dollars), by contract or sequence of similar contracts within of the same operation, considering the period of 12 (twelve) months from the first contract, observing that the acquisitions of raw material with related parties must follow the rule provided for in item "xviii"

(xxi) deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company;

(xxii) deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution ("commercial paper");

(xxiii) approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;

(xxiv) approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares;

(xxv) approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, of stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting;

(xxvi) approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company;

(xxvii) approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission;

(xxviii) instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from article 17 hereof, always with the

exception of operations and transactions already approved by the Board of Directors;

(xxix) deciding, within the limits of its authority, on cases not covered by these bylaws; and

(xxx) authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company.

Article 27 - The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions: a) calling and directing the meetings of the Board of Directors; b) calling the General Meeting, subject to approval by the Board of Directors.

Article 28 - The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected.

CHAPTER VII
COMPLIANCE AND AUDIT

Article 29

The Company will have a permanent Compliance and Audit Committee set pursuant to the Bylaws, advisory body directly linked to the Board of Directors, composed of five (5) members elected by the Board of Directors.

First Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws shall have in its composition (i) 3 (three) independent members of its Board of Directors pursuant to the Company's own policy; and (ii) 2 (two) members who are not members of the Board of Directors, chosen in accordance with paragraph 2.

Second Paragraph - The 2 (two) non-participating members of the Board of Directors shall be independent members, pursuant to CVM Resolution No. 23/21 or any other that may replace it, and shall be chosen by the said body among those indicated in the list, to be submitted by the Chairman of the Board of Directors, drawn up by a specialized company with proven experience, and the indication of names by shareholders is not allowed.

Third Paragraph - For the purposes of complying with CVM Resolution No. 23/21, at least 1 (one) of the 3 (three) members of the Company's Board of Directors who are members of the Compliance and Audit Committee set pursuant to the Bylaws must simultaneously meet the independence criteria provided for in the the Company's own policy and the independence criteria provided for in CVM Resolution 23/21 or any other that may replace it.

Forth Paragraph - The members of the Compliance and Audit Committee set

pursuant to the Bylaws will be elected for a term of 02 (two) years and will hold their positions for a maximum of 10 (ten) years.

Fifth Paragraph - For the members of the Compliance and Audit Committee set pursuant to the Bylaws who are members of the Board of Directors, the resignation or removal of the position of member of the Board of Directors will automatically result in the resignation or removal, as the case may be, of the position of member of the Compliance and Audit Committee set pursuant to the Bylaws.

Sixth Paragraph - At least one of the members of the Compliance and Audit Committee set pursuant to the Bylaws must have recognized knowledge in the areas of corporate accounting, auditing and finance, which characterizes him as a financial expert, pursuant to CVM Resolution No. 23/21 or any other that replace it, the US laws applicable to the Company and listing rules to which the Company is subject, and the financial specialist may or may not be a member of the Board of Directors.

Seventh Paragraph - The participation of Directors and employees of the Company, its subsidiaries, parent company, affiliates or companies under common control, directly or indirectly, in the Compliance and Audit Committee set pursuant to the Bylaws is prohibited.

Eighth Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws will have its own internal regulations approved by the Board of Directors, which will describe in detail its functions, as well as its operating procedures and attributions of its Coordinator.

Ninth Paragraph - The exercise of the activities of the members of the Compliance and Audit Committee set pursuant to the Bylaws, as well as its internal regulations, shall comply with the rules provided for in Brazilian regulations, especially in CVM Resolution 23/21, and in the United States, including the provisions of Sarbanes–Oxley Act and in the rules issued by the Securities and Exchange Commission - SEC.

Tenth Paragraph - The same duties and responsibilities imposed by law or by these Bylaws on the Company's managers shall apply to the members of the Compliance and Audit Committee set pursuant to the Bylaws.

Article 30 – The Company must maintain an area dedicated to the activities of compliance, which will be led by an integral part of high hierarchy. Such member will report directly to the Compliance and Audit Committee set pursuant to the Bylaws and said member will not be subordinated or connected to any other area or any other Officer of the Company, and said member will have the powers required to ensure the fulfillment of his/her function in an independent manner.

CHAPTER VIII
EXECUTIVE BOARD

<u>Article 31</u> – The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders' Agreement filed at the Company's headquarters.

<u>Article 32</u> - The Executive Board officers will have a term of office of three (3) years.

Sole Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board's Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the polices in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

<u>Article 33</u> - In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders' Agreement filed at the Company's headquarters.

Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute.

<u>Article 34</u> - In the event of a vacancy in the position of Officer, the Board of Directors will be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders' Agreement filed at the Company's headquarters.

<u>Article 33</u> - The Executive Board will be responsible for: a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies; b) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting.

<u>Article 36</u> - The Chief Executive Officer will be responsible for: a) proposing the overall organizational macrostructure of the Company to the Board of Directors; b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company's Business Plan; c) calling and presiding over meetings of the Executive Board; d) submitting the Business Plan to approval by the Board of Directors; and e) proposing polices to the Board of Directors for general application in the Company.

<u>Article 37</u> - The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure.

Sole Paragraph – Without prejudice to the provisions of Article 39 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court.

Article 38 - The Company may nominate attorneys-in-fact and the relevant document must be signed by two members of the Executive Board.

Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office.

Article 39 – Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by: a) 2 (two) Officers; b) one Officer and one Attorney-in-Fact, or two Attorneys-in-Fact with specific powers granted in accordance with Article 38 of these Bylaws.

First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws: a) the endorsement of checks and money orders for deposit in the Company's bank account; b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS); c) the registration and issue of documents regarding to labor, tax and customs and digital certification related matters; and d) the receipt of any amounts due by signing the receipts and giving release.

Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in the Article 38 of these Bylaws.

Article 40 - The Executive Board will meet when summoned by the Chief Executive Officer.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 33, Sole Paragraph.

Article 41 - The Executive Board is prohibited from: a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors; b) performing acts of any nature relating to business or operations that are not consistent with the Company's objectives, such as the provision of guarantees on third-party liabilities, except to controlled companies, or if expressly authorized by the Board of Directors.

CHAPTER IX
FISCAL BOARD

Article 42 - The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders' Agreements filed at the Company's headquarters shall operate on a permanent basis, in accordance with the Law.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided that they jointly represent ten per cent (10%) or more of the voting shares.

Article 43 - The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting.

First Paragraph – The members of the Fiscal Board will be invested in office upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the polices in effect at the Company, remaining in their posts with full exercise of their duties until their substitutes take office.

Second Paragraph – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors form among the substitutes Directors, pursuant to the provision of the Shareholders' Agreements filed at the Company's headquarters, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

Third Paragraph – The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties.

Article 44 - The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law.

CHAPTER X
FINANCIAL YEAR, FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFITS

Article 45 - The financial year begins on January 1 and ends on December 31 of each year.

Article 46 - At the end of each financial year, the Company's financial statements will be prepared on the basis of the Company's official accounting records, as established by law.

First Paragraph - Profit sharing eventually attributable to the Company's officers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the

minimum dividends established in Article 9, item "c" of these bylaws have been guaranteed to the voting shares.

Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock.

Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned: a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class "A" preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

Fourth Paragraph - The Company, may, at its discretion, draw up quarterly and/or half-yearly financial statements. If there is positive net income in such statements, dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, *ad referendum* of the General Meeting.

Fifth Paragraph - The Board of Directors may declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets.

Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 46 of these bylaws, respectively.

Article 47 - The dividends and the interest on capital considered in the sixth paragraph of Article 46 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capital, will revert to the Company.

CHAPTER XI
SHAREHOLDERS AGREEMENT

Article 48 - The Shareholders Agreements duly registered at the Company's headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in

acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company's books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law.

CHAPTER XII
GENERAL CONSIDERATIONS

Article 49 - The Company shall be liquidated pursuant to the terms of the Law.

Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee that will function during the liquidation period.

Article 50

The amounts in US dollars mentioned in these Bylaws shall be used exclusively as a reference for the range of values and shall be considered by their equivalent values in Reais, converted by the average exchange rate disclosed by the Central Bank of Brazil, considering for this purpose the average of the month prior to the operation.

Consolidation - 11/30/2004
Amendment on 03/31/2005 - Article 4 – Reverse Shares Split
Amendment on 05/31/2006 - Article 4 - Capital Stock – Incorporation of Polialden
Amendment on 04/02/2007 - Article 4 - Capital Stock – Incorporation of Politeno
Amendment on 07/31/2007 - Article 4 - Capital Stock – Board of Directors Meeting No. 530
Amendment on 3/6/2008 - Article 4 - Capital Stock – Extraordinary General Meeting (EGM)
Amendment on 05/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of Grust
Amendment on 09/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of IPQ
Amendment on 12/22/2008 - Article 4 - Cancellation of Shares
Amendment on 04/30/2009 - Article 4 and Paragraph 1 - Capital Stock – Incorporation of P. Triunfo
Amendment on 02/25/2010 - Article 4, Paragraph 1 - Limit of Authorized Capital
Amendment on 12/27/2010 - Article 4 - Capital Stock – Incorporation of Quattor Petroquímica
Reform and Consolidation - 02/28/2012

Amendment on 04/12/2012 - Article 4 - Capital Stock - EGM - Cancellation of Shares

Amendment and Consolidation - 04/16/2016 - Article 4 - Conversion of class "B" preferred shares into class "A" preferred shares

Amendment on 11/30/2017 - Article 2, inclusion of the activities that were developed by Braskem Petroquímica Ltda. and had no equivalent in the Company's corporate purpose; Article 4, Conversion of class "B" preferred shares into class "A" preferred share; and Article 39, Rectification of letter "b" for conceptual alignment with item "xx" of Article 26.

Amendment on 04/30/2018 - Article 4, Conversion of class "B" preferred shares into class "A" preferred shares; Article 18, Insertion of paragraphs 1, 2 and 3 to provide for a minimum percentage of 20% of independent members of the Company's Board of Directors; and New Chapter VII, providing for the creation of a permanent Compliance Committee and the formalization of the existence of a Compliance area in the Company.

Amendment on 10/16/2018 – Article 4th, conversion of class “B” preferred shares into class “A”; Article 26, item “xviii”, in order to exclude the exception to raw material contracts under the competence of the Board of Directors that deals with contracting with related parties, include reference to the company policy that regulates the matter, as well as to increase the limit values for approval. Consolidation on 08/24/2020 – Consolidation of the amendments to the Bylaws approved at the Company's General Meetings of November 30, 2017, April 30, 2018 and October 16, 2018, since such meetings did not formalize the consolidation of the Company's Bylaws.

Amendment on 04/13/2021 - Article 1, paragraph 1 to change the corporate name of B3 S.A. - Brasil, Bolsa Balcão; Article 17, (xi) for cross-reference adjustment; Article 26 (xx) for inclusion of item to regulate the competence of the Board of Directors to deliberate on the acquisition of raw materials; Article 26 (xxv) for wording adjustment; Creation of Article 50 to provide for the applicable rules for converting the limit for the acquisition of raw materials foreseen in dollars to the equivalent in reais.

Amendment on 07/30/2021 - Articles 29 and 30, transformation of the Compliance Committee into the Compliance and Audit Committee set pursuant to the Bylaws.

Amendment on 04/19/2022 - Article 4, conversion of class "B" preferred shares into class "A" preferred shares

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70
NIRE 29300006939

EXHIBIT IX
MANAGEMENT PROPOSAL
FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A. TO BE HELD ON APRIL 19, 2022

COMPANY'S RESTATED BYLAWS

COMPANY BYLAWS – BRASKEM S.A.

CHAPTER I
NAME, HEADQUARTERS, PURPOSE AND DURATION.

Article 1 - BRASKEM S.A., a publicly listed company, with headquarters and under the jurisdiction of the Municipality of Camaçari, State of Bahia, is governed by these bylaws and by the appropriate legislation.

First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange B3 S.A. – Brasil, Bolsa, Balcão("B3"), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the B3 Level 1 Listing Regulation ("Regulation").

Sencond Paragraph - The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.

Article 2 - The objectives of the Company are as follows: a) the manufacture, trading, import and export of chemical and petrochemical products and petrochemical derivatives; b) production, distribution and trading of units such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services; c) production, distribution and trading of electricity for its own consumption and that of other companies; d) the taking of holdings in other companies, pursuant to Law No. 6404/76, as a holder of quotas or shares; e) the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives; f) the transportation, representation and consignment of petrochemical products and by-products, compounds and derivatives, such as polypropylene, polypropylene films,

polyethylene, elastomers and their respective manufactured products; g) the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; and h) the provision of services related to the activities above.

Article 3 - The Company's term of duration is unspecified.

CHAPTER II
CAPITAL STOCK AND SHARES

Article 4 - The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty cents (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and seven thousand, eight hundred and thirty-four (797,207,834) shares, of which 451,668,652 (four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two) common shares, three hundred and forty-five million, sixty thousand, three hundred and ninety-two (345,060,392) class "A" preferred shares; and four hundred and seventy-eight, seven hundred and ninety (478,790) class "B" preferred shares

.

First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to be Class "A" preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593.818) are to be Class "B" preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company ("Authorized Capital").

Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company's preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6404/76.

Article 5 - The class "B" preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil.

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No 1,376/74, except in the event that these shares are

converted for the private individuals to which Article 3 of the same Decree-Law refers.

Article 6 - All of the Company's shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates.

First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No 6,404/76.

Second Paragraph - The General Shareholders' Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish: (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

Third Paragraph - With regard to the class "B" preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class "A" preferred shares at any time, through a written request to the Company, in the proportion of two (2) class "B" preferred shares received for each class "A" preferred share converted.

Fourth Paragraph - All of the Company's shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Article 7 - Subscription and payment in full for the shares will be subject to the following criteria: a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis; b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation; c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase; d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting; e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No 6,404/76); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares; f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the respective notice to shareholders; g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital.

Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

Article 8 - Each common share carries the right to one vote on the decisions of the General Meeting.

Article 9 - Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges: a) Class "A" and "B" preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item "g" below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 46, 4th Paragraph), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year; b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item "a" of this article; c) following the implementation of the terms of item "a" of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item "g" below, the class "A" preferred shares will have equal claim with the common shares to the distribution of the remaining income. The class "B" preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item "a" of this article; d) only the common and class "A" preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock; e) the class "A" and "B" preferred shares are guaranteed priority in the reimbursement of the Capital Stock; f) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription; h) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.

Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76.

CHAPTER III
JOINT SALE RIGHTS

Article 10 - In the event that the controllers of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and affected through the financial institution responsible for the custody of the Company's shares, a public offer for the purchase of all shares issued by the Company, independent of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Article 11 - Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling company, directly or indirectly, of the disposing shareholder(s); (b) controlled directly or through a stake held in a controlling block by the controlling shareholders of the ceding party(ies); or (c) controlled, whether directly or indirectly by the disposing shareholder(s).

Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block.

Article 12 - The right of joint sale established here in Chapter III will not apply in the event that the transfer of control of the Company occurs: (a) as the result of a court ruling or act, such as judicial seizure or sentence or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

CHAPTER IV
PERMANENT BODIES OF THE COMPANY

Article 13 - The following are permanent bodies of the Company: a) the General Meeting; b) the Board of Directors; c) the Executive Board; d) the Fiscal Board.

CHAPTER V
THE GENERAL MEETING

Article 14 - The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require.

Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law.

Article 15 - Notice of the General Meeting will be given in the written media, pursuant to the terms established by law.

Article 16 - Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to eight (8) days prior to the holding of the said Meeting.

First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission.

Second Paragraph – For the purposes of exercising the right set forth in paragraph 4 of article 141 of Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement.

Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.

Article 17 – The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

(i) altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the Company is divided;
(ii) creation of classes of preferred shares more favorable than the existing classes;
(iii) conversion of preferred shares into common shares of the Company;
(iv) participation in a group of companies, according to the definition contained in Article 265 of Law No. 6404/76;
(v) amendment to the Company's bylaws;
(vi) increase or reduction of the Company's Capital of Stock beyond the limit of the authorized capital, as well as redemption or amortization of its shares;
(vii) transformation, consolidation, spin-off, merger or merger of shares involving the Company;
(viii) increase or reduction in the number of members in the Company's Board of Directors;
(ix) ruling of bankruptcy, judicial and extrajudicial reorganization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation;
(x) alteration of the dividends policy or the minimum mandatory dividends set forth in the Company's bylaws;
(xi) issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiv, below;
(xii) decision on the delisting of shares or, if delisted, the obtaining of any new registration of the Company as a publicly-held Company;

(xiii) appraisal of the assets which the shareholder contributes to the Capital of Stock increase;
(xiv) election and substitution of members of the Board of Directors and Fiscal Council; and
(xv) determination of the annual compensation of administrators.

CHAPTER VI
THE BOARD OF DIRECTORS

Article 18 - The Board of Directors of the Company is composed of eleven (11) members and their respective alternates, whether resident of Brazil or not, who are elected and may be removed from office at any time by the General Meeting.

First Paragraph – At least twenty percent (20%) of the members of the Board of Directors shall be independent directors, in accordance with the definition contained in the Company's policies.

Second Paragraph – When, by virtue of compliance with the percentage referred to in Paragraph 1 above, the result is a fractional number of directors, there shall be made a rounding up to the subsequent whole number.

Third Paragraph – The directors elected by separate vote shall be considered independent.

Article 19 - The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time, observing the provisions in the Shareholders' Agreement filed at the Company's headquarters.

Sole Paragraph – The position of Chief Executive Officer and Chairman of the Board of Directors cannot be held at the same time by the same individual except in the cases and under the terms set out in the Regulation.

Article 20 – The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted.

Sole Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors' Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office.

Article 21 - The terms of office of the Chairman and Vice-Chairman will be two (2) years, with re-election being permitted.

Article 22 - In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absences or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous

impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as President of the Board of Directors.

Article 23 - In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member in nominated by the remaining Members from among the alternate Members, observing the provision in the Shareholders' Agreement filed at the Company's headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member.

Article 24 - The Board of Directors will normally meet every three (3) months, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members.

First Paragraph - Between the day of calling and the day of holding the meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty eight (48) hours, in addition to making duly supported docket available.

Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote, observing the provisions in the Shareholders' Agreement filed at the Company's headquarters.

Article 25 - The aggregate annual compensation of the Company's administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation.

Article 26 - The Board of Directors is responsible for:

(i) setting the general business policy of the Company;

(ii) deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than one hundred million Reais (R$ 100,000,000.00);

(iii) deciding the Company's Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof;

(iv) approving proposals for policies to be applied generally within the Company, including the contracting of insurance;

(v) providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves;

(vi) approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees;

(vii) approving the criteria for the employee participation in the profit sharing program;

(viii) appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders' Agreements filed at the Company's headquarters;

(ix) monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts;

(x) appointing and replacing the independent auditors of the Company and its controlled companies;

(xi) calling the Annual and Extraordinary General Meeting(s);

(xii) submitting to the General Meeting proposals regarding consolidation, spin-off, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital;

(xiii) deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums;

(xiv) approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding two hundred million Reais (R$200,000,000.00), in accordance with the Company's Business Plan;

(xv) approving the acquisition of assets for the non-current assets (recorded under the item "investments") of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvi) approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvii) deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$ 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies;

(xviii) decide on the execution of contracts between the Company or any subsidiary of the Company on the one hand, and on the other hand, any of its related parties, as defined in the Company's policy that regulates this matter, in amounts greater than R $ 20,000 .000.00 (twenty million reais)

per operation or higher, together, to R $ 60,000,000.00 (sixty million reais) per fiscal year;

(xix) setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere;

(xx) to approve the acquisition of raw materials, by the Company or any of its subsidiaries, in an annual value greater than the equivalent amount in Reais of US $ 350,000,000.00 (three hundred and fifty million dollars), by contract or sequence of similar contracts within of the same operation, considering the period of 12 (twelve) months from the first contract, observing that the acquisitions of raw material with related parties must follow the rule provided for in item "xviii"

(xxi) deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company;

(xxii) deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution ("commercial paper");

(xxiii) approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;

(xxiv) approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares;

(xxv) approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, of stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting;

(xxvi) approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company;

(xxvii) approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission;

(xxviii) instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors;

(xxix) deciding, within the limits of its authority, on cases not covered by these bylaws; and

(xxx) authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company.

Article 27 - The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions: a) calling and directing the meetings of the Board of Directors; b) calling the General Meeting, subject to approval by the Board of Directors.

Article 28 - The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected.

CHAPTER VII
COMPLIANCE AND AUDIT

Article 29

The Company will have a permanent Compliance and Audit Committee set pursuant to the Bylaws, advisory body directly linked to the Board of Directors, composed of five (5) members elected by the Board of Directors.

First Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws shall have in its composition (i) 3 (three) independent members of its Board of Directors pursuant to the Company's own policy; and (ii) 2 (two) members who are not members of the Board of Directors, chosen in accordance with paragraph 2.

Second Paragraph - The 2 (two) non-participating members of the Board of Directors shall be independent members, pursuant to CVM Resolution No. 23/21 or any other that may replace it, and shall be chosen by the said body among those indicated in the list, to be submitted by the Chairman of the Board of Directors, drawn up by a specialized company with proven experience, and the indication of names by shareholders is not allowed.

Third Paragraph - For the purposes of complying with CVM Resolution No. 23/21, at least 1 (one) of the 3 (three) members of the Company's Board of Directors who are members of the Compliance and Audit Committee set pursuant to the Bylaws must simultaneously meet the independence criteria provided for in the the Company's own policy and the independence criteria provided for in CVM Resolution 23/21 or any other that may replace it.

Forth Paragraph - The members of the Compliance and Audit Committee set pursuant to the Bylaws will be elected for a term of 02 (two) years and will hold their positions for a maximum of 10 (ten) years.

Fifth Paragraph - For the members of the Compliance and Audit Committee set

pursuant to the Bylaws who are members of the Board of Directors, the resignation or removal of the position of member of the Board of Directors will automatically result in the resignation or removal, as the case may be, of the position of member of the Compliance and Audit Committee set pursuant to the Bylaws.

Sixth Paragraph - At least one of the members of the Compliance and Audit Committee set pursuant to the Bylaws must have recognized knowledge in the areas of corporate accounting, auditing and finance, which characterizes him as a financial expert, pursuant to CVM Resolution No. 23/21 or any other that replace it, the US laws applicable to the Company and listing rules to which the Company is subject, and the financial specialist may or may not be a member of the Board of Directors.

Seventh Paragraph - The participation of Directors and employees of the Company, its subsidiaries, parent company, affiliates or companies under common control, directly or indirectly, in the Compliance and Audit Committee set pursuant to the Bylaws is prohibited.

Eighth Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws will have its own internal regulations approved by the Board of Directors, which will describe in detail its functions, as well as its operating procedures and attributions of its Coordinator.

Ninth Paragraph - The exercise of the activities of the members of the Compliance and Audit Committee set pursuant to the Bylaws, as well as its internal regulations, shall comply with the rules provided for in Brazilian regulations, especially in CVM Resolution 23/21, and in the United States, including the provisions of Sarbanes–Oxley Act and in the rules issued by the Securities and Exchange Commission - SEC.

Tenth Paragraph - The same duties and responsibilities imposed by law or by these Bylaws on the Company's managers shall apply to the members of the Compliance and Audit Committee set pursuant to the Bylaws.

Article 30 – The Company must maintain an area dedicated to the activities of compliance, which will be led by an integral part of high hierarchy. Such member will report directly to the Compliance and Audit Committee set pursuant to the Bylaws and said member will not be subordinated or connected to any other area or any other Officer of the Company, and said member will have the powers required to ensure the fulfillment of his/her function in an independent manner.

CHAPTER VIII
EXECUTIVE BOARD

Article 31 – The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders' Agreement filed at the Company's headquarters.

Article 32 - The Executive Board officers will have a term of office of three (3) years.

Sole Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board's Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the polices in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

Article 33 - In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders' Agreement filed at the Company's headquarters.

Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute.

Article 34 - In the event of a vacancy in the position of Officer, the Board of Directors will be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders' Agreement filed at the Company's headquarters.

Article 33 - The Executive Board will be responsible for: a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies; b) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting.

Article 36 - The Chief Executive Officer will be responsible for: a) proposing the overall organizational macrostructure of the Company to the Board of Directors; b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company's Business Plan; c) calling and presiding over meetings of the Executive Board; d) submitting the Business Plan to approval by the Board of Directors; and e) proposing polices to the Board of Directors for general application in the Company.

Article 37 - The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure.

Sole Paragraph – Without prejudice to the provisions of Article 39 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court.

Article 38 - The Company may nominate attorneys-in-fact and the relevant document must be signed by two members of the Executive Board.

Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office.

Article 39 – Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by: a) 2 (two) Officers; b) one Officer and one Attorney-in-Fact, or two Attorneys-in-Fact with specific powers granted in accordance with Article 38 of these Bylaws.

First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws: a) the endorsement of checks and money orders for deposit in the Company's bank account; b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS); c) the registration and issue of documents regarding to labor, tax and customs and digital certification related matters; and d) the receipt of any amounts due by signing the receipts and giving release.

Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in the Article 38 of these Bylaws.

Article 40 - The Executive Board will meet when summoned by the Chief Executive Officer.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 33, Sole Paragraph.

Article 41 - The Executive Board is prohibited from: a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors; b) performing acts of any nature relating to business or operations that are not consistent with the Company's objectives, such as the provision of guarantees on third-party liabilities, except to controlled companies, or if expressly authorized by the Board of Directors.

CHAPTER IX
FISCAL BOARD

Article 42 - The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders' Agreements filed at the Company's headquarters shall operate on a permanent basis, in accordance with the Law.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate.

Minority shareholders will be assured the same right, provided that they jointly represent ten per cent (10%) or more of the voting shares.

Article 43 - The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting.

First Paragraph – The members of the Fiscal Board will be invested in office upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the polices in effect at the Company, remaining in their posts with full exercise of their duties until their substitutes take office.

Second Paragraph – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors form among the substitutes Directors, pursuant to the provision of the Shareholders' Agreements filed at the Company's headquarters, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

Third Paragraph – The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties.

Article 44 - The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law.

CHAPTER X
FINANCIAL YEAR, FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFITS

Article 45 - The financial year begins on January 1 and ends on December 31 of each year.

Article 46 - At the end of each financial year, the Company's financial statements will be prepared on the basis of the Company's official accounting records, as established by law.

First Paragraph - Profit sharing eventually attributable to the Company's officers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item "c" of these bylaws have been guaranteed to the voting shares.

Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock.

Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned: a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class "A" preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

Fourth Paragraph - The Company, may, at its discretion, draw up quarterly and/or half-yearly financial statements. If there is positive net income in such statements, dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, *ad referendum* of the General Meeting.

Fifth Paragraph - The Board of Directors may declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets.

Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 46 of these bylaws, respectively.

Article 47 - The dividends and the interest on capital considered in the sixth paragraph of Article 46 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capital, will revert to the Company.

CHAPTER XI
SHAREHOLDERS AGREEMENT

Article 48 - The Shareholders Agreements duly registered at the Company's headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company's books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law.

CHAPTER XII
GENERAL CONSIDERATIONS

Article 49 - The Company shall be liquidated pursuant to the terms of the Law.

Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee that will function during the liquidation period.

Article 50

The amounts in US dollars mentioned in these Bylaws shall be used exclusively as a reference for the range of values and shall be considered by their equivalent values in Reais, converted by the average exchange rate disclosed by the Central Bank of Brazil, considering for this purpose the average of the month prior to the operation.

Consolidation - 11/30/2004
Amendment on 03/31/2005 - Article 4 – Reverse Shares Split
Amendment on 05/31/2006 - Article 4 - Capital Stock – Incorporation of Polialden
Amendment on 04/02/2007 - Article 4 - Capital Stock – Incorporation of Politeno
Amendment on 07/31/2007 - Article 4 - Capital Stock – Board of Directors Meeting No. 530
Amendment on 3/6/2008 - Article 4 - Capital Stock – Extraordinary General Meeting (EGM)
Amendment on 05/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of Grust
Amendment on 09/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of IPQ
Amendment on 12/22/2008 - Article 4 - Cancellation of Shares
Amendment on 04/30/2009 - Article 4 and Paragraph 1 - Capital Stock – Incorporation of P. Triunfo
Amendment on 02/25/2010 - Article 4, Paragraph 1 - Limit of Authorized Capital
Amendment on 12/27/2010 - Article 4 - Capital Stock – Incorporation of Quattor Petroquímica
Reform and Consolidation - 02/28/2012
Amendment on 04/12/2012 - Article 4 - Capital Stock - EGM - Cancellation of Shares
Amendment and Consolidation - 04/16/2016 - Article 4 - Conversion of class "B" preferred shares into class "A" preferred shares

Amendment on 11/30/2017 - Article 2, inclusion of the activities that were developed by Braskem Petroquímica Ltda. and had no equivalent in the Company's corporate purpose; Article 4, Conversion of class "B" preferred shares into class "A" preferred share; and Article 39, Rectification of letter "b" for conceptual alignment with item "xx" of Article 26.

Amendment on 04/30/2018 - Article 4, Conversion of class "B" preferred shares into class "A" preferred shares; Article 18, Insertion of paragraphs 1, 2 and 3 to provide for a minimum percentage of 20% of independent members of the Company's Board of Directors; and New Chapter VII, providing for the creation of a permanent Compliance Committee and the formalization of the existence of a Compliance area in the Company.

Amendment on 10/16/2018 – Article 4th, conversion of class "B" preferred shares into class "A"; Article 26, item "xviii", in order to exclude the exception to raw material contracts under the competence of the Board of Directors that deals with contracting with related parties, include reference to the company policy that regulates the matter, as well as to increase the limit values for approval. Consolidation on 08/24/2020 – Consolidation of the amendments to the Bylaws approved at the Company's General Meetings of November 30, 2017, April 30, 2018 and October 16, 2018, since such meetings did not formalize the consolidation of the Company's Bylaws.

Amendment on 04/13/2021 - Article 1, paragraph 1 to change the corporate name of B3 S.A. - Brasil, Bolsa Balcão; Article 17, (xi) for cross-reference adjustment; Article 26 (xx) for inclusion of item to regulate the competence of the Board of Directors to deliberate on the acquisition of raw materials; Article 26 (xxv) for wording adjustment; Creation of Article 50 to provide for the applicable rules for converting the limit for the acquisition of raw materials foreseen in dollars to the equivalent in reais.

Amendment on 07/30/2021 - Articles 29 and 30, transformation of the Compliance Committee into the Compliance and Audit Committee set pursuant to the Bylaws.

Amendment on 04/19/2022 - Article 4, conversion of class "B" preferred shares into class "A" preferred shares